SHINHAN FINANCIAL GROUP CO., LTD.

AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025

(Unaudited)

Report on Review of Condensed Consolidated Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

Shinhan Financial Group Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively referred to as the “Group”). These condensed consolidated interim financial statements consist of the condensed consolidated interim statement of financial position of the Group as at June 30, 2026, and the related condensed consolidated interim statements of comprehensive income for three-month and six-month periods ended June 30, 2026, and condensed consolidated interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2026, and material accounting policy information and other selected explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and presentation of these condensed consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying condensed consolidated interim financial statements are not prepared, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Other Matters

The condensed consolidated interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2025, and condensed consolidated interim statements of changes in equity and cash flows for the six-month period ended June 30, 2025, presented herein for comparative purposes, were reviewed by another auditor whose report dated August 14, 2025. Based on their review, nothing has come to their attention that causes them to believe the accompanying condensed separate interim financial statements do not present fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

The consolidated statement of financial position as at December 31, 2025, and the consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, not presented herein, were audited by another auditor who expressed an unqualified opinion on those statements on March 3, 2026. The consolidated statement of financial position as at December 31, 2025, presented herein for comparative purposes, is consistent, in all material respects, with the above audited consolidated statement of financial position as at December 31, 2025.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

2

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

August 14, 2026

This report is effective as of August 14, 2026, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Financial Position

As of June 30, 2026 and December 31, 2025

(Unaudited)

(In millions of won)	Note		June 30, 2026 (Unaudited)	December 31, 2025
Assets
Cash and due from banks at amortized cost	4, 7	~~W~~	47,235,771	39,742,605
Financial assets at fair value through profit or loss	4, 8		86,498,307	78,053,377
Derivative assets	4, 9		13,084,893	7,153,950
Securities at fair value through other comprehensive income	4, 10		105,628,769	103,216,950
Securities at amortized cost	4, 10		33,274,891	31,944,368
Loans at amortized cost	4, 11		480,920,150	464,773,880
Property and equipment			4,076,520	4,153,186
Intangible assets			5,935,850	5,893,158
Investments in associates	12		2,439,266	2,639,202
Current tax assets			48,294	68,609
Deferred tax assets			176,884	209,718
Investment property			660,844	611,620
Net defined benefit asset	16		554,053	353,097
Insurance contract assets	18		372	760
Reinsurance contract assets	18		358,183	603,442
Other assets	4, 11		59,921,837	46,524,351
Assets held for sale			79,453	71,212
Total assets		~~W~~	840,894,337	786,013,485

Liabilities
Deposits	4	~~W~~	475,494,126	447,648,971
Financial liabilities at fair value through profit or loss	4, 13		2,211,812	2,312,487
Financial liabilities designated at fair value through profit or loss	4, 14		6,949,782	6,378,064
Derivative liabilities	4, 9		13,251,020	7,020,846
Borrowings	4		61,297,979	55,394,834
Debt securities issued	4, 15		90,848,181	92,991,422
Net defined benefit liability	16		20,318	17,820
Provisions	17		1,110,986	1,363,345
Current tax liabilities			262,424	763,377
Deferred tax liabilities			1,223,888	446,799
Insurance contract liabilities	18		47,897,326	50,471,303
Reinsurance contract liabilities	18		24,709	56,378
Investment contract liabilities	4		1,592,464	1,536,393
Other liabilities	4		76,189,552	59,237,657
Liabilities held for sale			-	1,465
Total liabilities			778,374,567	725,641,161

Equity	20
Share capital			2,969,641	2,969,641
Hybrid bonds			4,163,879	4,749,837
Capital surplus			2,232,781	12,098,558
Capital adjustments			(1,208,036)	(1,180,080)
Accumulated other comprehensive loss			(1,505,747)	(2,474,813)
Retained earnings			53,448,231	41,796,129
Equity attributable to shareholders of the Parent Company			60,100,749	57,959,272
Non-controlling interests			2,419,021	2,413,052
Total equity			62,519,770	60,372,324

Total liabilities and equity		~~W~~	840,894,337	786,013,485

See accompanying notes to the condensed consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Comprehensive Income

For the three-month and six-month periods ended June 30, 2026 and 2025

			June 30, 2026 (Unaudited)		June 30, 2025 (Unaudited)
(In millions of won)	Notes		Three-month	Six-month	Three-month	Six-month
Interest income		~~W~~	7,281,967	14,354,098	6,967,186	14,035,110
Interest expense			(4,147,606)	(8,195,594)	(4,103,234)	(8,316,270)
Net interest income	22		3,134,361	6,158,504	2,863,952	5,718,840

Fees and commission income			1,662,527	3,024,406	1,147,111	2,200,543
Fees and commission expense			(473,598)	(894,651)	(385,136)	(760,422)
Net fees and commission income	23		1,188,929	2,129,755	761,975	1,440,121

Insurance income			916,355	1,797,939	823,606	1,639,674
Reinsurance income			56,281	108,475	55,865	82,366
Insurance service expense			(775,936)	(1,386,064)	(556,237)	(1,110,742)
Reinsurance service expense			(43,658)	(90,911)	(57,609)	(91,367)
Net insurance income	18		153,042	429,439	265,625	519,931

Insurance finance income			1,780	20,741	20,511	41,229
Insurance finance expense			(1,965,577)	(2,408,119)	(383,332)	(458,606)
Net insurance finance expense	19		(1,963,797)	(2,387,378)	(362,821)	(417,377)

Dividend income			66,175	137,036	62,132	133,543
Net gain on financial instruments at fair value through profit or loss			2,136,947	2,725,906	856,327	1,366,562
Net loss on financial instruments designated at fair value through profit or loss			(134,215)	(14,292)	(64,131)	(220,976)
Net gain on foreign currency transaction			556,020	645,039	258,837	394,175
Net gain (loss) on disposal of securities at fair value through other comprehensive income	10		(7,323)	13,743	71,463	146,006
Net loss on disposal of securities at amortized cost	10		(5)	(19)	(11)	(38)
Provision for credit losses	24		(456,313)	(976,425)	(617,853)	(1,057,204)
General and administrative expenses	25		(1,670,691)	(3,216,096)	(1,486,100)	(2,900,058)
Other operating expenses, net			(526,849)	(1,014,478)	(595,138)	(1,165,054)

Operating income			2,476,281	4,630,734	2,014,257	3,958,471

Equity method income	12		2,344	51,183	75,231	114,678
Other non-operating income (expenses)			37,350	55,440	(17,364)	4,533
Profit before income tax expense			2,515,975	4,737,357	2,072,124	4,077,682

Income tax expense	27		669,324	1,241,558	494,890	983,402
Profit for the period		~~W~~	1,846,651	3,495,799	1,577,234	3,094,280

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Comprehensive Income (Continued)

For the three-month and six-month periods ended June 30, 2026 and 2025

			June 30, 2026 (Unaudited)		June 30, 2025 (Unaudited)
(In millions of won, except earnings per share data)	Notes		Three-month	Six-month	Three-month	Six-month

Other comprehensive income (loss) for the period, net of income tax	20
Items that are or may be reclassified to profit or loss:
Valuation gain (loss) on securities at fair value through other comprehensive income		~~W~~	(934,577)	(2,868,542)	(369,148)	407,888
Equity in other comprehensive income (loss) of associates			221	1,276	(580)	(5,007)
Foreign currency translation adjustments for foreign operations			118,701	459,330	(439,564)	(434,557)
Net change in unrealized fair value of cash flow hedges			(173,490)	(300,620)	(69,952)	(22,150)
Net finance income (expense) on insurance contract assets (liabilities)			1,653,219	3,683,708	620,467	(792,837)
Net finance expense on reinsurance contract assets (liabilities)			(75,774)	(154,395)	(19,248)	(25,622)
			588,300	820,757	(278,025)	(872,285)
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liability (asset)			73,708	73,296	(55,806)	(55,606)
Equity in other comprehensive income of associates			5	2	-	-
Valuation gain (loss) on securities at fair value through other comprehensive income			(59,477)	77,805	72,459	132,874
Gain on disposal of securities at fair value through other comprehensive income			13,615	14,298	2,607	2,140
Changes in own credit risk on financial liabilities designated at fair value through profit or loss			(1,038)	(2,698)	(996)	(1,543)
			26,813	162,703	18,264	77,865
Total other comprehensive income (loss), net of income tax			615,113	983,460	(259,761)	(794,420)

Total comprehensive income for the period		~~W~~	2,461,764	4,479,259	1,317,473	2,299,860

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Comprehensive Income (Continued)

For the three-month and six-month periods ended June 30, 2026 and 2025

(Unaudited)

			June 30, 2026 (Unaudited)		June 30, 2025 (Unaudited)
(In millions of won, except earnings per share data)	Notes		Three-month	Six-month	Three-month	Six-month

Profit attributable to:
Shareholders of the Parent Company		~~W~~	1,820,135	3,442,729	1,549,053	3,037,399
Non-controlling interests			26,516	53,070	28,181	56,881
		~~W~~	1,846,651	3,495,799	1,577,234	3,094,280
Total comprehensive income attributable to:
Shareholders of the Parent Company		~~W~~	2,434,841	4,424,837	1,292,768	2,246,396
Non-controlling interests			26,923	54,422	24,705	53,464
		~~W~~	2,461,764	4,479,259	1,317,473	2,299,860
Earnings per share:	28
Basic and diluted earnings per share in won		~~W~~	3,750	7,075	3,062	5,978

See accompanying notes to the condensed consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Changes in Equity

For the six-month period ended June 30, 2025

(In millions of won)		June 30, 2025
		Equity attributable to shareholders of the Parent Company
		Share Capital	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income (loss)	Retained earnings	Sub-total	Non-controlling interests	Total
Balance at January 1, 2025	~~W~~	2,969,641	4,600,121	12,094,968	(807,114)	(1,824,440)	39,020,580	56,053,756	2,767,277	58,821,033
Total comprehensive income
Profit for the period		-	-	-	-	-	3,037,399	3,037,399	56,881	3,094,280
Other comprehensive income (loss), net of income tax:
Gain on valuation and disposal of securities at fair value through other comprehensive income		-	-	-	-	542,675	-	542,675	227	542,902
Equity in other comprehensive loss of associates		-	-	-	-	(5,007)	-	(5,007)	-	(5,007)
Foreign currency translation adjustments for foreign operations		-	-	-	-	(431,201)	-	(431,201)	(3,356)	(434,557)
Net change in unrealized fair value of cash flow hedges		-	-	-	-	(22,150)	-	(22,150)	-	(22,150)
Net finance expense on insurance contract assets (liabilities)		-	-	-	-	(792,837)	-	(792,837)	-	(792,837)
Net finance expense on reinsurance contract assets (liabilities)		-	-	-	-	(25,622)	-	(25,622)	-	(25,622)
Remeasurements of net defined benefit liability (asset)		-	-	-	-	(55,318)	-	(55,318)	(288)	(55,606)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	(1,543)	-	(1,543)	-	(1,543)
Total other comprehensive loss		-	-	-	-	(791,003)	-	(791,003)	(3,417)	(794,420)
Total comprehensive income (loss)		-	-	-	-	(791,003)	3,037,399	2,246,396	53,464	2,299,860

Other changes in equity
Annual dividends		-	-	-	-	-	(267,755)	(267,755)	-	(267,755)
Quarterly dividends		-	-	-	-	-	(278,127)	(278,127)	-	(278,127)
Dividends to hybrid bonds		-	-	-	-	-	(99,134)	(99,134)	-	(99,134)
Issuance of hybrid bonds		-	398,835	-	-	-	-	398,835	-	398,835
Redemption of hybrid bonds		-	(199,455)	-	(545)	-	-	(200,000)	-	(200,000)
Transfer of redemption loss on hybrid bonds to retained earnings		-	-	-	524	-	(524)	-	-	-
Acquisition of treasury shares (Note 20)		-	-	-	(650,000)	-	-	(650,000)	-	(650,000)
Retirement of treasury shares (Note 20)		-	-	-	900,000	-	(900,112)	(112)	-	(112)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Changes in Equity

For the six-month period ended June 30, 2025

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Changes in Equity (Continued)

For the six-month period ended June 30, 2025

(In millions of won)		June 30, 2025
		Equity attributable to shareholders of the Parent Company
		Share Capital	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income (loss)	Retained earnings	Sub-total	Non-controlling interests	Total

Other changes in equity
Change in other capital adjustments		-	-	7,080	(20,375)	-	(671)	(13,966)	-	(13,966)
Change in other non-controlling interests		-	-	-	-	-	-	-	185,230	185,230
		-	199,380	7,080	229,604	-	(1,546,323)	(1,110,259)	185,230	(925,029)
Reclassification of OCI to retained earnings		-	-	-	-	(89)	89	-	-	-
Balance at June 30, 2025	~~W~~	2,969,641	4,799,501	12,102,048	(577,510)	(2,615,532)	40,511,745	57,189,893	3,005,971	60,195,864

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Changes in Equity (Continued)

For the six-month period ended June 30, 2026

(In millions of won)		June 30, 2026
		Equity attributable to shareholders of the Parent Company
		Share Capital	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income (loss)	Retained earnings	Sub-total	Non-controlling interests	Total
Balance at January 1, 2026	~~W~~	2,969,641	4,749,837	12,098,558	(1,180,080)	(2,474,813)	41,796,129	57,959,272	2,413,052	60,372,324
Total comprehensive income
Profit for the period		-	-	-	-	-	3,442,729	3,442,729	53,070	3,495,799
Other comprehensive income (loss), net of income tax:
Loss on valuation and disposal of securities at fair value through other comprehensive income		-	-	-	-	(2,774,219)	-	(2,774,219)	(2,220)	(2,776,439)
Equity in other comprehensive income of associates		-	-	-	-	1,278	-	1,278	-	1,278
Foreign currency translation adjustments for foreign operations		-	-	-	-	456,146	-	456,146	3,184	459,330
Net change in unrealized fair value of cash flow hedges		-	-	-	-	(300,620)	-	(300,620)	-	(300,620)
Net finance income on insurance contract assets (liabilities)		-	-	-	-	3,683,708	-	3,683,708	-	3,683,708
Net finance expense on reinsurance contract assets (liabilities)		-	-	-	-	(154,395)	-	(154,395)	-	(154,395)
Remeasurements of net defined benefit liability (asset)		-	-	-	-	72,908	-	72,908	388	73,296
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	(2,698)	-	(2,698)	-	(2,698)
Total other comprehensive income		-	-	-	-	982,108	-	982,108	1,352	983,460
Total comprehensive income		-	-	-	-	982,108	3,442,729	4,424,837	54,422	4,479,259

Other changes in equity
Annual dividends		-	-	-	-	-	(417,502)	(417,502)	-	(417,502)
Quarterly dividends		-	-	-	-	-	(348,750)	(348,750)	-	(348,750)
Dividends to hybrid bonds		-	-	-	-	-	(99,728)	(99,728)	-	(99,728)
Issuance of hybrid bonds		-	399,058	-	-	-	-	399,058	-	399,058
Redemption of hybrid bonds		-	(985,016)	-	(181,484)	-	-	(1,166,500)	-	(1,166,500)
Transfer of redemption loss on hybrid bonds to retained earnings		-	-	-	3,607	-	(3,607)	-	-	-
Acquisition of treasury shares (Note 20)		-	-	-	(700,000)	-	-	(700,000)	-	(700,000)
Retirement of treasury shares (Note 20)		-	-	-	800,000	-	(800,005)	(5)	-	(5)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Changes in Equity (Continued)

For the six-month period ended June 30, 2026

(In millions of won)		June 30, 2026
		Equity attributable to shareholders of the Parent Company
		Share Capital	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income (loss)	Retained earnings	Sub-total	Non-controlling interests	Total

Other changes in equity
Transfer of share premium to retained earnings		-	-	(9,865,923)	-	-	9,865,923	-	-	-
Change in other capital adjustments		-	-	146	49,921	-	-	50,067	-	50,067
Change in other non-controlling interests		-	-	-	-	-	-	-	(48,453)	(48,453)
		-	(585,958)	(9,865,777)	(27,956)	-	8,196,331	(2,283,360)	(48,453)	(2,331,813)
Reclassification of OCI to retained earnings		-	-	-	-	(13,042)	13,042	-	-	-
Balance at June 30, 2026	~~W~~	2,969,641	4,163,879	2,232,781	(1,208,036)	(1,505,747)	53,448,231	60,100,749	2,419,021	62,519,770

See accompanying notes to the condensed consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows

For the six-month periods ended June 30, 2026 and 2025

			Six-month periods ended June 30
(In millions of won)	Notes		2026 (Unaudited)	2025 (Unaudited)

Cash flows from operating activities
Profit for the period		~~W~~	3,495,799	3,094,280
Adjustments for:
Interest income	22		(14,354,098)	(14,035,110)
Interest expense	22		8,195,594	8,316,270
Dividend income	21		(137,036)	(133,543)
Income tax expense	27		1,241,558	983,402
Net fees and commission expense			169,600	175,188
Net insurance income	18		(429,439)	(519,931)
Net insurance finance expense	19		2,387,378	417,377
Net gain on financial instruments at fair value through profit or loss			(2,678,274)	(626,933)
Net loss (gain) on derivatives			155,797	(584,349)
Net loss (gain) on foreign currency translation			57,079	(151,726)
Net loss (gain) on financial instruments designated at fair value through profit or loss			(69,244)	74,816
Net gain on disposal of securities at fair value through other comprehensive income	10		(13,743)	(146,006)
Net loss on disposal of securities at amortized cost	10		19	38
Provision for credit losses	24		976,425	1,057,204
Employee benefits			109,319	111,086
Depreciation and other amortization	25		618,108	658,657
Other operating expense			202,858	464,976
Equity method income, net	12		(51,183)	(114,678)
Other non-operating expense			7,894	21,118
			(3,611,388)	(4,032,144)

Changes in assets and liabilities:
Due from banks at amortized cost			226,859	81,938
Securities at fair value through profit or loss			(4,245,224)	(1,736,044)
Due from banks at fair value through profit or loss			(3,198)	3,408
Loans at fair value through profit or loss			(489,272)	435,749
Financial instruments designated at fair value through profit or loss			640,961	(929,866)
Derivative instruments			(217,566)	149,133
Loans at amortized cost			(13,806,825)	(367,422)
Insurance contract assets			388	4,550
Reinsurance contract assets			245,259	(571,306)
Other assets			(13,817,705)	(15,583,358)
Deposits			24,770,960	(1,658,373)
Net defined benefit liability			(163,926)	(244,542)
Provisions			(138,058)	(120,705)
Insurance contract liabilities			(200,885)	(259,234)
Reinsurance contract liabilities			(226,432)	(22,039)
Investment contract liabilities			27,347	(359,991)
Other liabilities			16,051,691	18,372,335
			8,654,374	(2,805,767)

Income taxes paid			(1,082,078)	(489,113)
Interest received			13,800,286	13,668,283
Interest paid			(6,805,314)	(7,309,821)
Dividends received			132,084	131,916
Net cash inflow from operating activities		~~W~~	14,583,763	2,257,634

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows (Continued)

For the six-month periods ended June 30, 2026 and 2025

			Six-month periods ended June 30
(In millions of won)	Notes		2026 (Unaudited)	2025 (Unaudited)

Cash flows from investing activities
Proceeds from disposal of financial instruments at fair value through profit or loss		~~W~~	3,585,992	2,209,958
Acquisition of financial instruments at fair value through profit or loss			(3,538,870)	(2,452,851)
Proceeds from disposal of securities at fair value through other comprehensive income			21,067,080	26,201,238
Acquisition of securities at fair value through other comprehensive income			(25,689,026)	(29,355,911)
Proceeds from disposal of securities at amortized cost			2,581,621	4,180,528
Acquisition of securities at amortized cost			(3,764,591)	(2,997,828)
Proceeds from disposal of property and equipment			2,779	5,659
Acquisition of property and equipment			(106,903)	(96,061)
Proceeds from disposal of intangible assets			1,893	6,316
Acquisition of intangible assets			(409,551)	(235,793)
Proceeds from disposal of investments in associates			325,130	291,054
Acquisition of investments in associates			(90,797)	(162,894)
Net cash inflow from loss of control			9,156	96,331
Net cash outflow from acquisition of control			(161,640)	(57,933)
Acquisition of investment property			(1,236)	(1,320)
Proceeds from disposal of assets held for sale			15,348	23,100
Changes in other assets			4,998	(2,420)
Changes in other liabilities			-	(68)
Proceeds from settlement of hedging derivative financial instruments			56,276	34,620
Payments of settlement of hedging derivative financial instruments			(237,840)	(9,236)
Net cash outflow from investing activities		~~W~~	(6,350,181)	(2,323,511)

Cash flows from financing activities
Issuance of hybrid bonds		~~W~~	399,058	398,835
Redemption of hybrid bonds			(1,166,500)	(200,000)
Net change in borrowings			3,833,324	4,857,929
Proceeds from debt securities issued			20,315,659	19,515,834
Repayments of debt securities issued			(23,510,769)	(23,048,289)
Increase in financial liabilities designated at fair value through profit or loss			-	99,985
Decrease in financial liabilities designated at fair value through profit or loss			-	(50,000)
Changes in other liabilities			(57,002)	(28,425)
Dividends paid			(865,858)	(644,704)
Proceeds from settlement of hedging derivative financial instruments			2,099,351	1,322,748
Payments of settlement of hedging derivative financial instruments			(1,889,613)	(1,307,956)
Acquisition of treasury shares			(700,000)	(650,000)
Expense for retirement of treasury shares			(5)	(47)
Increase (decrease) in non-controlling interests			(48,791)	106,504
Repayments of lease liabilities			(162,933)	(133,505)
Net cash inflow (outflow) from financing activities		~~W~~	(1,754,079)	238,909

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows (Continued)

For the six-month periods ended June 30, 2026 and 2025

			Six-month periods ended June 30
(In millions of won)	Notes		2026 (Unaudited)	2025 (Unaudited)

Effect of exchange rate changes on cash and cash equivalents held			101,945	(85,855)
Increase in cash and cash equivalents			6,581,448	87,177
Changes in cash and cash equivalents included in assets held for sale			3,309	-
Cash and cash equivalents at the beginning of the period	30		35,295,123	35,247,543

Cash and cash equivalents at the end of the period	30	~~W~~	41,879,880	35,334,720

See accompanying notes to the condensed consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

1. Reporting entity

Shinhan Financial Group Co., Ltd., the Parent Company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a) The Parent Company

Shinhan Financial Group Co., Ltd. (the “Parent Company”, “Company” and Shinhan Financial Group) was incorporated on September 1, 2001 for the main purposes of controlling, managing and funding Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan Investment Trust Management Co., Ltd. by way of share transfers. The total share capital amounted to ~~W~~ 1,461,721 million. Also, Shinhan Financial Group’s shares have been listed on the Korea Exchange since September 10, 2001 and Shinhan Financial Group’s American Depositary Shares have been registered with the Securities and Exchange Commission (SEC) and listed on the New York Stock Exchange since September 16, 2003.

(b) Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of June 30, 2026 and December 31, 2025 are as follows:

			Date of financial information	Ownership (%)
Investor	Investee (*1)	Location		June 30, 2026	December 31, 2025
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Korea	June 30	100.0	100.0
〃	Shinhan Card Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Securities Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Life Insurance Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Capital Co., Ltd.	〃	〃	100.0	100.0
〃	Jeju Bank	〃	〃	64.0	64.0
〃	Shinhan Asset Management Co., Ltd.	〃	〃	100.0	100.0
〃	SHC Management Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan DS	〃	〃	100.0	100.0
〃	Shinhan Savings Bank	〃	〃	100.0	100.0
〃	Shinhan Asset Trust Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Fund Partners Co., Ltd.	〃	〃	99.8	99.8
〃	Shinhan REITs Management Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Venture Investment Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan EZ General Insurance Co., Ltd.	〃	〃	91.7	91.7
Shinhan Bank	Shinhan Bank America	USA	〃	100.0	100.0
〃	Shinhan Bank Europe GmbH	Germany	〃	100.0	100.0
〃	Shinhan Bank Cambodia	Cambodia	〃	97.5	97.5
〃	Shinhan Bank Kazakhstan Limited	Kazakhstan	〃	100.0	100.0
〃	Shinhan Bank Canada	Canada	〃	100.0	100.0
〃	Shinhan Bank (China) Limited	China	〃	100.0	100.0
〃	Shinhan Bank Japan	Japan	〃	100.0	100.0
〃	Shinhan Bank Vietnam Limited	Vietnam	〃	100.0	100.0
〃	Banco Shinhan de Mexico	Mexico	〃	99.9	99.9
〃	PT Bank Shinhan Indonesia	Indonesia	〃	99.0	99.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

1. Reporting entity (continued)

(b) Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of June 30, 2026 and December 31, 2025 are as follows (continued):

			Date of financial information	Ownership (%)
Investor	Investee (*1)	Location		June 30, 2026	December 31, 2025
KIRAM HO CHI MINH OFFICE General Private Placement Real Estate Investment Trust (USD)	HIEP HIEP THANH Investment Company Limited	Vietnam	June 30	100.0	100.0
HIEP HIEP THANH Investment Company Limited	Khoi Phat Investment Company Limited	Vietnam	〃	100.0	100.0
Shinhan Bank Japan	SBJ DNX	Japan	〃	90.0	90.0
Shinhan Card Co., Ltd.	Shinhan Credit Information Co., Ltd.	Korea	〃	100.0	100.0
〃	LLP MFO Shinhan Finance (*2)	Kazakhstan	〃	70.6	72.1
〃	PT. Shinhan Indo Finance	Indonesia	〃	76.3	76.3
〃	Shinhan Microfinance Co., Ltd.	Myanmar	〃	100.0	100.0
〃	Shinhan Vietnam Finance Co., Ltd.	Vietnam	〃	100.0	100.0
Shinhan Securities Co., Ltd.	Shinhan Securities America Inc. (*3)	USA	〃	-	100.0
〃	Shinhan Securities Asia Ltd.	Hong Kong	〃	100.0	100.0
〃	Shinhan Securities Vietnam Co., Ltd.	Vietnam	〃	100.0	100.0
〃	PT. Shinhan Sekuritas Indonesia	Indonesia	〃	99.0	99.0
Shinhan Life Insurance Co., Ltd.	Shinhan Financial Plus Co., Ltd.	Korea	〃	100.0	100.0
〃	Shinhan LifeCare Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Life Insurance Vietnam Co., Ltd.	Vietnam	〃	100.0	100.0
Shinhan DS	Shinhan DS Vietnam Co., Ltd.	Vietnam	〃	100.0	100.0

(*1) Subsidiaries such as trusts, beneficiary certificates, special purpose companies, partnerships and private equity funds which are not actually operating their own business are excluded.

(*2) During the six-month period ended June 30, 2026, the Group's equity interest decreased from 72.1% to 70.6% as a result of a third-party allotment of new shares.

(*3) As of June 30, 2026, the disposal was completed and it was excluded from the scope of consolidation.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

1. Reporting entity (continued)

(c) Consolidated structured entities

Consolidated structured entities are as follows:

Category	Consolidated structured entities	Description

Trust	Shinhan Bank (including development trust) and 17 others

A trust is consolidated when the Group as a trustee is exposed to significant variable returns, if principal or interest amounts of the entrusted properties falls below guaranteed amount, the Group should compensate it, and the Group has the ability to affect those returns.

Asset-Backed Securitization	Tiger Eyes 3 Co., Ltd. and 153 others

An entity for asset backed securitization is consolidated when the Group has sole decision-making authority to dispose assets or change the conditions of the assets, and the Group is substantially exposed to, or has rights to significant variable returns by providing credit enhancement and purchases of subordinated securities.

Structured Financing	-

An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated when, due to events such as the counterparty’s default, normal operations become no longer feasible and the Group, as the largest credit provider to the entity, has sole decision-making authority of these entities due to the entities default, and is substantially exposed to, or has rights to significant variable returns.

Investment Fund	One Shinhan Future's Fund and 199 others

An investment fund is consolidated, when the Group manages or invests assets of the investment funds on behalf of other investors as a collective investor or a business executive, or has the ability to dismiss the manager of the investment funds, and is substantially exposed to, or has rights to, the significant variable returns.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

1. Reporting entity (continued)

(d) Summarized financial information of the subsidiaries

i) The summarized financial information of the Parent Company and the Group’s major consolidated subsidiaries as of June 30, 2026 and December 31, 2025 is as follows:

		June 30, 2026			December 31, 2025
Investees (*1), (*2)		Total Assets	Total Liabilities	Total Equity	Total Assets	Total Liabilities	Total Equity
Shinhan Financial Group (separate)	~~W~~	36,988,546	10,641,667	26,346,879	37,793,827	11,458,367	26,335,460
Shinhan Bank		631,347,423	592,264,366	39,083,057	596,967,318	558,513,573	38,453,745
Shinhan Card Co., Ltd.		44,144,000	35,579,138	8,564,862	43,186,732	34,686,850	8,499,882
Shinhan Securities Co., Ltd.		72,169,041	66,124,602	6,044,439	54,077,820	48,280,415	5,797,405
Shinhan Life Insurance Co., Ltd.		59,389,062	52,155,716	7,233,346	59,661,505	53,455,107	6,206,398
Shinhan Capital Co., Ltd.		12,749,565	10,399,311	2,350,254	12,482,497	10,166,788	2,315,709
Jeju Bank		8,943,841	8,298,279	645,562	8,019,927	7,372,657	647,270
Shinhan Asset Management Co., Ltd.		435,545	139,039	296,506	381,311	87,974	293,337
SHC Management Co., Ltd.		10,574	-	10,574	10,480	-	10,480
Shinhan DS		139,490	66,154	73,336	131,276	64,456	66,820
Shinhan Savings Bank		3,608,991	3,231,446	377,545	2,982,788	2,603,718	379,070
Shinhan Asset Trust Co., Ltd.		1,024,926	583,244	441,682	881,518	564,731	316,787
Shinhan Fund Partners Co., Ltd		121,989	23,263	98,726	112,911	23,555	89,356
Shinhan REITs Management Co., Ltd.		85,827	7,384	78,443	83,488	7,920	75,568
Shinhan Venture Investment Co., Ltd.		189,199	96,594	92,605	192,749	103,912	88,837
Shinhan EZ General Insurance Co., Ltd.		340,143	186,037	154,106	361,063	185,342	175,721

(*1) The summarized financial information of the consolidated subsidiaries are based on consolidated financial statements, if applicable.

(*2) Subsidiaries such as trusts, beneficiary certificates, special purpose companies, partnerships and private equity funds which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

1. Reporting entity (continued)

ii) The summarized income statement information of the Parent Company and the Group’s major consolidated subsidiaries for the six-month periods ended June 30, 2026 and 2025 are as follows:

		June 30, 2026			June 30, 2025
Investees (*1), (*2)		Operating Revenue	Net Income (*3)	Comprehensive Income (*3)	Operating Revenue	Net Income (*3)	Comprehensive Income (*3)
Shinhan Financial Group (separate)	~~W~~	2,700,043	2,343,149	2,344,846	2,803,077	2,451,570	2,449,502
Shinhan Bank		29,947,162	2,459,157	2,559,317	25,185,766	2,267,245	2,107,805
Shinhan Card Co., Ltd.		3,266,439	255,770	318,412	3,221,746	249,266	205,751
Shinhan Securities Co., Ltd.		12,327,234	577,648	623,375	5,918,334	258,873	226,277
Shinhan Life Insurance Co., Ltd.		6,726,454	290,636	1,026,953	3,980,327	344,348	(259,461)
Shinhan Capital Co., Ltd.		691,356	94,695	95,774	606,996	63,939	56,472
Jeju Bank		198,545	8,972	4,971	183,370	8,054	8,098
Shinhan Asset Management Co., Ltd.		134,856	53,570	53,570	92,781	22,787	22,787
SHC Management Co., Ltd.		-	93	93	-	104	104
Shinhan DS		166,670	7,913	6,517	155,622	3,523	670
Shinhan Savings Bank		130,652	13,429	13,480	123,323	12,223	12,099
Shinhan Asset Trust Co., Ltd.		71,476	30,218	30,064	77,953	12,191	12,071
Shinhan Fund Partners Co., Ltd.		53,918	17,924	17,924	34,647	7,271	7,271
Shinhan REITs Management Co., Ltd.		9,455	2,877	2,875	11,680	4,660	4,659
Shinhan Venture Investment Co., Ltd.		19,242	3,569	3,768	16,375	(822)	(1,025)
Shinhan EZ General Insurance Co., Ltd.		84,680	(18,164)	(21,615)	70,592	(15,720)	(15,182)

(*1) The summarized financial information of the consolidated subsidiaries is based on consolidated financial statements, if applicable.

(*2) Subsidiaries such as trusts, beneficiary certificates, special purpose companies, partnerships and private equity funds which are not actually operating their own business are excluded.

(*3) This amount includes non-controlling interests.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

2. Basis of preparation

(a) Statement of compliance

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying consolidated interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The condensed consolidated interim financial statements of the Group are prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”). These financial statements are prepared under K-IFRS No. 1034, ‘Interim Financial Reporting’ and contain less information than required in the annual consolidated financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the last annual consolidated financial statements as of and for the year ended December 31, 2025.

(b) Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, incomes, and expenses. If the estimates and assumptions based on management's best judgment as of the end of the interim reporting period are different from the actual environment, these estimates and actual results may be different.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Income tax expense in the interim period is measured by applying the expected annual income tax rate, i.e. the estimated average annual effective income tax rate.

In preparing the condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2025 except for the method of estimation used to determine the income tax expense for the interim period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

3. Material accounting policies

(a) The Group applies the same accounting policies as those applied in the preparation of the annual consolidated financial statements for the year ended December 31, 2025, except for the following amendments first applied from January 1, 2026, as described in Note 2(b).

i) Amendments to K-IFRS No. 1109 ‘Financial Instruments’ and K-IFRS No. 1107 ‘Financial Instruments: Disclosures’

To address questions raised in practice and incorporate new requirements, Korean IFRS No. 1109 ‘Financial Instruments’ and No. 1107 ‘Financial Instruments: Disclosures’ have been amended. There is no significant impact on the consolidated financial statements from these amendments.

- Permit a financial liability to be regarded as settled (derecognized) through an electronic payment system before the settlement date, provided that specified criteria are met.

- Clarify and add further guidance for assessing whether financial assets meet the criterion of consisting solely of payments of principal and interest (SPPI).

- Require disclosure, by each class of financial instruments, of the effects of contractual terms that may change the timing or amount of contractual cash flows, as well as the extent of the entity’s exposure.

- Require additional disclosures for equity instruments designated at FVOCI.

ii) Annual Improvements to K-IFRS Volume 11

Annual Improvements to K-IFRS Volume 11 are effective for annual reporting periods beginning on or after January 1, 2026. There is no significant impact on the consolidated financial statements from these amendments.

- K-IFRS No. 1101 ‘First-time adoption of Korean International Financial Reporting Standards’ – Hedge accounting by a first-time adopter

- K-IFRS No. 1107 ‘Financial Instruments: Disclosures’ – Gain or loss on derecognition and Guidance on implementing K-IFRS No. 1107

- K-IFRS No. 1109 ‘Financial Instruments’ – Derecognition of lease liabilities and transaction price

- K-IFRS No. 1110 ‘Consolidated Financial Statements’ – Determination of ‘de facto agent’

- K-IFRS No. 1007 ‘Statement of Cash Flows’ – Cost method

iii) Amendments to K-IFRS No. 1109 ‘Financial Instruments’ and K-IFRS No. 1107 ‘Financial Instruments: Disclosures’ - Contracts referencing nature-dependent electricity

Contracts referencing nature-dependent electricity were defined as contracts in which an entity is exposed to variability in the underlying volume of electricity because the source of electricity generation depends on uncontrollable natural conditions (e.g., weather). It was also clarified that contracts to purchase or sell nature-dependent electricity are subject to assessment for the own-use exemption. In addition, the hedge accounting requirements were amended to allow the variable nominal amount of forecast nature-dependent electricity transactions to be designated as a hedged item, and related disclosure requirements were added. There is no significant impact on the consolidated financial statements from these amendments.

(b) As of June 30, 2026, the newly enacted and disclosed but not yet effective new K-IFRS are as follows:

i) K-IFRS No. 1118 ‘Presentation and Disclosure in Financial Statements’

K-IFRS No. 1118, ‘Presentation and Disclosure in Financial Statements’, replaces K-IFRS 1001, ‘Presentation of Financial Statements’. K-IFRS No. 1118 is expected to enhance comparability of financial performance among similar entities by providing information useful to users of financial statements in analyzing and comparing an entity’s performance, with a particular focus on the statement of profit or loss.

When the Group prepares its financial statements in accordance with K-IFRS No. 1118, the principal accounting policies that may result in significant differences from the current financial statements are as follows. These matters

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

do not include all possible differences that may arise and are subject to change based on further analysis.

3. Material accounting policies (continued)

(b) As of June 30, 2026, the newly enacted and disclosed but not yet effective new K-IFRS are as follows (continued):

i) K-IFRS No. 1118 ‘Presentation and Disclosure in Financial Statements’(continued)

K-IFRS No. 1118 requires all income and expenses included in the statement of profit or loss to be classified into one of five categories: operating, investing, financing, income tax, and discontinued operations. The Standard classifies all income and expenses not included in the investing, financing, income tax, or discontinued operations categories as operating, and defines operating profit or loss as a residual measure.

The Group is required to assess its main business activities in order to classify income and expenses into categories. If the Group’s main business activities include investing in a particular type of asset or providing financing to customers, certain income and expenses that would otherwise have been classified in the investing or financing categories are classified in the operating category.

Accordingly, operating profit or loss under K-IFRS No. 1118 may differ significantly from operating profit or loss as defined under K-IFRS No. 1001, which is defined as operating revenue less operating expenses. K-IFRS No. 1118 requires disclosure in the notes of operating profit or loss as determined under K-IFRS No. 1001, as well as a reconciliation of the differences between operating profit or loss under K-IFRS No. 1118 and that under K-IFRS No. 1001.

In addition, K-IFRS No. 1118 requires the presentation of the following subtotals in the statement of profit or loss: ‘operating profit or loss’, comprising all income and expenses classified in the operating category; ‘profit or loss before financing and income tax’, comprising operating profit or loss and all income and expenses classified in the investing category; and ‘profit or loss’. However, if the Group’s main business activity is to provide financing to customers, the presentation of ‘profit or loss before financing and income tax’ may not be required, depending on the accounting policy elected.

K-IFRS No. 1118 introduces disclosure requirements for management-defined performance measures (MPMs), which are used by management in public communications outside the financial statements to convey management’s view of the entity’s overall financial performance. MPMs are defined as subtotals of income and expenses that are not specified in paragraph 118 of K-IFRS No. 1118 and are not otherwise required to be presented or disclosed by the Standard.

If MPMs are used, the Group is required to disclose the reasons for using such measures, how they are calculated, a reconciliation to the most directly comparable subtotal specified by K-IFRS No. 1118, the tax effects of each reconciling item, and the effects on non-controlling interests.

As a result of the issuance of K-IFRS No. 1118, certain amendments were made to K-IFRS No. 1007, ‘Statement of Cash Flows’. Under these amendments, the starting point for determining cash flows from operating activities using the indirect method has been changed from profit for the period to operating profit or loss, and the option to classify cash flows related to interest and dividends has been removed.

K-IFRS No. 1118 is effective for annual periods beginning on or after January 1, 2027, with early adoption permitted. Entities are required to apply the Standard retrospectively in accordance with K-IFRS No. 1008, ‘Accounting Policies, Changes in Accounting Estimates and Errors’. Accordingly, comparative information for the year ending December 31, 2026 will be restated in accordance with K-IFRS No. 1118. Amendments to K-IFRS No. 1007 and K-IFRS No. 1033 resulting from the issuance of K-IFRS No. 1118, as well as amendments to K-IFRS No. 1008 and K-IFRS No. 1107, become effective upon application of K-IFRS No. 1118.

The Group has not applied K-IFRS No. 1118 as its mandatory effective date has not yet been reached, and it plans to present its first interim financial statements for the period ending March 31, 2027 in accordance with K-IFRS No. 1118.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

As of June 30, 2026, based on the information available and the impact analysis performed, the Group is conducting a preliminary assessment of the expected effects of applying K-IFRS No. 1118. Based on the analysis performed to date, changes in the classification of income and expenses into categories are expected to result in changes to certain

3. Material accounting policies (continued)

(b) As of June 30, 2026, the newly enacted and disclosed but not yet effective new K-IFRS are as follows (continued):

i) K-IFRS No. 1118 ‘Presentation and Disclosure in Financial Statements’(continued)

subtotals in the statement of profit or loss, including operating profit or loss. This reclassification of categories itself is not expected to affect profit or loss for the period.

As the Group consists of subsidiaries engaged in banking, credit card, securities, insurance and other financial businesses, the Group determines the principal business activities from the perspective of the consolidated financial statements and reviews the impact of the classification of income and expenses into categories derived from the principal business activities of each operating segment on the consolidated financial statements. In addition, the Group is analyzing the effects of the classification of the share of profit or loss of associates and joint ventures, consolidation adjustment items and foreign exchange differences on subtotals, including operating profit, presented in the consolidated statement of profit or loss.

The Group is evaluating whether any financial performance measures disclosed externally qualify as management-defined performance measures under K-IFRS No. 1118. It is also assessing the impact of the amendments to K-IFRS No. 1007 Statement of Cash Flows on the calculation of cash flows from operating activities and the classification of cash flows related to interest and dividends.

This assessment is preliminary and may change as the Group finalizes its detailed accounting policies, updates its financial reporting and closing systems, restates comparative information, and completes further analysis. The Group is currently quantifying the specific financial effects of applying this Standard.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

4. Financial risk management

(a) Overview

The Shinhan Financial Group (the “Group”) manages various risks that may arise within the business sector and the major risks to which the Group is exposed include credit risk, market risk, interest rate risk, and liquidity risk. These risks are recognized, measured, controlled, and reported in accordance with risk management guidelines established at the Parent Company level and the subsidiary level.

i) Risk management principles

The risk management principles of the Group are as follows:

- All business activities take into account the balance of risks and profits within a predetermined risk appetite.

- The Parent Company shall present the Group Risk Management Model Standards, supervise their compliance and have responsibility and authority for group-level monitoring.

- Operate a risk-related decision-making system that enhances management's involvement.

- Organize and operate risk management organizations independent of the business sector.

- Operate a performance management system that clearly considers risks when making business decisions.

- Aim for proactive and practical risk management functions.

- Share a cautious view to prepare for possible deterioration of the situation.

ii) Risk management organization

The fundamental policies for risk management of the Group are established by the Board of Directors of the Parent Company, while the basic risk management strategies are established by the Risk Management Committee (the “Group Risk Management Committee”) within the Parent Company’s Board of Directors. The Group's Chief Risk Officer (CRO) assists the Group Risk Management Committee and consults the risk management policies and strategies of the group and each subsidiary through the Group Risk Council, which includes the Chief Risk Officer of each subsidiary. The subsidiary implements the risk management policies and strategies of the Group through each company's risk management committee, risk-related committee, and risk management organization, and consistently establishes and implements the detailed risk policies and strategies of the subsidiary. The risk management function of the Parent Company assists the Group's Chief Risk Officer for risk management and supervision.

The Group has a hierarchical limit system to manage the risks of the Group to an appropriate level. The Group Risk Management Committee sets the risk limits that can be acceptable by the Group and each subsidiary, while the Risk Management Committee and the management-level risk Committees of each subsidiary set and manage detailed risk limits by risk, department, desk, and product types.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

4. Financial risk management (continued)

(a) Overview (continued)

ii) Risk management organization (continued)

ii-1) Group Risk Management Committee

The Committee establishes the risk management framework for the Parent Company and each of its subsidiaries and comprehensively manages Group-wide risk-related matters, including the establishment of the Group’s fundamental risk management policies and strategies and the approval of limits. The Committee consists of directors of the Parent Company.

The resolution of the Committee is as follows:

-
Establish risk management basic policy in line with management strategy
-
Determine the level of risk that can be assumed by the Group and each subsidiary
-
Approve appropriate investment limit or loss allowance limit
-
Enact and amend the Group Risk Management Regulations and the Group Risk Council Regulations
-
Matters concerning risk management organization structure and division of duties
-
Matters concerning the operation of the risk management system
-
Matters concerning the establishment of various limits and approval of limits
-
Make decisions on approval of the FSS's internal rating based approach for non-retail and retail credit rating systems
-
Matters concerning risk disclosure policy
-
Crisis situation analysis results, related capital management plan and financing plan
-
Matters deemed necessary by the board of directors
-
Matters required by external regulations such as the Financial Services Commission and other regulations and guidelines
-
Matters deemed necessary by the Chairman

The resolution of the Group Risk Management Committee is reported to the Board of Directors.

ii-2) Group Risk Management Council

In order to maintain the Group's risk management policies and strategies consistently, the Group resolves matters necessary to discuss overall risk-related issues and to implement the policies set by the Group Risk Management Committee. The members are chaired by the Group’s chief risk officer and shall consist of the chief risk officers of major subsidiaries.

iii) Group Risk Management System

iii-1) Management of the Risk Capital

Risk capital refers to the capital required to compensate for the potential loss (risk) if it is actually realized. Risk capital management refers to the management of the risk assets considering its risk appetite, which is a datum point on the level of risk burden compared to available capital, so as to maintain the risk capital at an appropriate level. The Parent Company and its subsidiaries establish and operate a risk planning process to reflect the risk plan in advance when establishing financial and business plans for risk capital management and establish a risk limit management system to control risk to an appropriate level.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

4. Financial risk management (continued)

(a) Overview (continued)

iii) Group Risk Management System (continued)

iii-2) Risk Monitoring

In order to proactively manage risks by periodically identifying risk factors that can affect the Group's business environment, the Group has established a multi-dimensional risk monitoring system. Each subsidiary is required to report to the Parent Company on key issues that affect risk management at the Group level. The Parent Company prepares weekly, monthly and ad-hoc monitoring reports for Group management, including the CRO.

In addition, the Parent Company operates a Risk Dashboard to monitor key risks arising from changes in the business portfolios of the Group and its subsidiaries, loss-absorbing capacity, and changes in the external market environment. Based on the results of such monitoring, the Parent Company conducts proactive risk management by identifying high-risk and vulnerable areas, analyzing the underlying causes, and establishing and implementing appropriate response measures.

iii-3) Risk Reviewing

When promoting new products and businesses or implementing major policy changes, risk factors are reviewed using a pre-defined checklist to prevent the promotion of businesses where risks are difficult to assess and to support rational decision-making. The risk management departments of subsidiaries conduct prior reviews of new products, services, and business initiatives and monitor associated risks on an ongoing basis after implementation. In cases involving multiple subsidiaries or joint initiatives, the relevant risk management departments are required to consult with the risk management function of the Parent Company prior to conducting risk reviews.

iii-4) Crisis Management

The Group maintains a group-wide crisis management system to detect the signals of potential crisis proactively and, in the event of a crisis, to respond on a timely, efficient and coordinated basis so as to overcome the crisis and ultimately maintain a sustainable organization. Each subsidiary maintains crisis planning for four levels of contingencies, namely, ‘Caution’, ‘Alert’, ‘Imminent crisis’ and ‘Crisis’, the determination of which is made based on quantitative and qualitative monitoring and impact analysis, and upon the occurrence of any such contingency, is required to respond according to a prescribed contingency plan.

The Parent Company establishes and operates a group-wide crisis identification and response framework to ensure consistent recognition of and response to crisis situations across the Group. When a Group-wide crisis response is deemed necessary, such as when two or more subsidiaries reach the ‘Caution’ level or above, the Parent Company determines appropriate crisis response measures based on the applicable crisis situation level.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

4. Financial risk management (continued)

(b) Credit risk

Credit risk is the risk of potential economic loss that may be caused if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and is the largest risk which the Group faces. The Group’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on the balance sheet, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

Shinhan Bank's basic policy on credit risk management is determined by the Risk Policy Committee. The Risk Policy Committee consists of the chairman of the Chief Risk Officer (CRO), Chief Credit Officer (CCO), the head of the business group, and the head of the risk management department. The Risk Policy Committee decides the credit risk management plan and the direction of the loan policy for the entire bank. Apart from the Risk Policy Committee, the Credit Review Committee is established to separate credit monitoring, such as large loans and limit approval, and is composed of the chairman, the CCO, the CRO and the head of the group in charge of the credit-related business group, the head of the credit planning department, and the senior examination team to enhance the credit quality of the loan and profitability of operation.

Shinhan Bank's credit risk management includes processes such as credit evaluation, credit monitoring and supervision, credit risk measurement of counterparties and limit management processes and credit risk measurements for portfolios. All loan customers of Shinhan Bank are evaluated and managed with credit ratings. Retail customers are evaluated by summing up customer information from Shinhan Bank's internal information and external credit information, and the corporate customers are evaluated by considering financial and non-financial items such as industrial risk, operating risk, and management risk. The evaluated credit rating is used for credit approval, limit management, pricing, credit loss provisioning, etc., and is the basis for credit risk management. The credit evaluation system is divided into an evaluation system for retail customers, a small office home office (“SOHO”) evaluation system, and an evaluation system for corporate customers. It is subdivided and refined by each model to reflect the Basel III requirements. The corporate credit decision is based on a collective decision-making system, making objective and prudent decisions. In the case of a general credit of loans, the credit is approved based on the consultation between branch RM’s (Relationship Manager) and loan officers of each business division’s headquarters. In the case of a large or important credit, the credit is approved by the review council. In particular, the Credit Review Committee, the highest decision-making body for loan approvals, reviews for important loans such as large loans. Credits for retail customers are monitored by an automated credit scoring system (CSS) based on objective statistical methods and bank credit policies. Shinhan Bank operates a regular monitoring system for the regular management of individual loans. Among corporate credit clients, companies with potential risk of default are identified through system checks, and credit officers and branch staff (RMs, etc.) are required to conduct credit monitoring on them. The Credit Review Department, which operates independently from the business groups, assesses the adequacy of these credit monitoring determinations and, when necessary, requests adjustments to the credit ratings of the relevant companies. In accordance with these procedures, corporate customers are classified either as an early warning company, an observation company, or a normal company, and then managed differently according to management guidelines for each risk classification, thereby mitigating the risk of insolvency of the loan at an early stage. The financial analysis support system affiliated with a professional credit rating agency supports credit screening and management, and the credit planning department calculates and manages industrial grades and analyzes and provides industry trends and company information. In order to control the credit risk for the credit portfolio to an appropriate level, credit VaR limits are set and managed for each business and business sector, and to prepare for the credit risk caused by biased exposure to specific sectors, the Group sets and manages exposure limits for each sector by party, industry, country, etc.

Shinhan Card Co., Ltd.’s basic policy on credit risk is determined by the Risk Management Committee. The Risk Management Committee (RMC) consists of the Chief Risk Officer (CRO) as the chairperson, along with the heads of business and supporting groups, related department heads, and the Risk Management Manager. Apart from the RMC, a credit committee in charge of monitoring corporate credits and other important credits over a certain amount, has been established to separate credit policy decisions from credit monitoring.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

4. Financial risk management (continued)

(b) Credit risk (continued)

Shinhan Card Co., Ltd.’s credit rating system is divided into ASS (Application Scoring System) and BSS (Behavior Scoring System). Unless a customer falls under “rejection due to policy” (such circumstances include delinquency of other credit card companies) and his/her credit rating is above a certain rate, an application of ASS is approved. There is a separate screening criterion for credit card customers, who have maintained a long-term relationship with the Group and have a good credit history. In addition, the elements of credit ratings are used as the basis for setting limits when issuing cards. The BSS, which is recalculated monthly, predicts the delinquency probability of cardholders, and is utilized to monitor member and portfolio risk.

i) Techniques, assumptions, and input variables used to measure impairment

i-1) Determining significant increases in credit risk since initial recognition

At the end of each reporting period, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group uses the change in the risk of default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses. To make the assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information, that is available without undue cost or effort and is indicative of significant increases in credit risk since initial recognition. Information includes the default experience data held by the Group and analysis by an internal credit rating expert.

1
Measuring the risk of default

The Group assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

2
Measuring term structure of probability of default

Internal credit risk ratings are the main variable input to determine the duration structure for the risk of default. The Group accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment. For some portfolios, the Group uses information obtained from external credit rating agencies when performing these analyses. The Group applies statistical techniques to estimate the probability of default for the remaining life of the exposure from the accumulated data and to estimate changes in the estimated probability of default over time.

.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions, and input variables used to measure impairment (continued)

i-1) Determining significant increases in credit risk since initial recognition (continued)

3
Significant increases in credit risk

The Group uses the indicators defined as per portfolio to determine the significant increase in credit risk and such indicators generally consist of changes in the risk of default estimated from changes in the internal credit risk rating, qualitative factors, days of delinquency, and others. The method used to determine whether credit risk of financial instruments has significantly increased after the initial recognitions is summarized as follows:

Corporate exposures	Retail exposures	Card exposures

Significant change in credit ratings	Significant change in credit ratings	Significant change in credit ratings
Continued past due more than 30 days	Continued past due more than 30 days	Continued past due more than 7 days (personal card)
Loan classification of ‘precautionary’ or below	Loan classification of ‘precautionary’ or below	Loan classification of ‘precautionary’ or below
Borrower with early warning signals	Borrower with early warning signals	Specific pool segment
Negative net assets	Specific pool segment
Adverse audit opinion or disclaimer of opinion	Collective loans for housing for which the constructors are insolvent
Interest coverage ratio below 1 for a consecutive period of three years or negative cash flows from operating activities for a consecutive period of two years	Loans with identified indicators for significant increases in other credit risk
Loans with identified indicators for significant increases in other credit risk

The Group assumes that the credit risk of the financial instrument has been increased significantly since initial recognition if a specific exposure is past due more than 30 days (except, for card exposures if it is past due more than 7 days). The Group counts the number of days past due from the earliest date on which the Group fails to fully receive the contractual payments from the borrower, and does not take into account any grace period granted to the borrower.

The Group regularly reviews the criteria for determining if there has been a significant increase in credit risk from the following perspective:

- A significant increase in credit risk shall be identified prior to the occurrence of default.

- The criteria established to judge the significant increase in credit risk shall have a more predictive power than the criteria for days of delinquency.

- As a result of applying the judgment criteria, management would not expect frequent movement between the 12-month expected credit loss accumulation target and the entire period expected credit loss accumulation target.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions, and input variables used to measure impairment (continued)

i-2) Modified financial assets

If the contractual cash flows on a financial asset have been modified through renegotiation and the financial asset is not derecognized, the Group assesses whether there has been a significant increase in the credit risk of the financial instrument by comparing the risk of a default occurring at initial recognition based on the original, unmodified contractual terms and the risk of a default occurring at the reporting date based on the modified contractual terms.

The Group may adjust the contractual cash flows of loans to customers who are in financial difficulties in order to manage the risk of default and enhance the collectability (hereinafter referred to as ‘debt restructuring’). These adjustments generally involve extension of maturity, changes in interest payment schedule, and changes in other contractual terms.

Debt restructuring is a qualitative indicator of a significant increase in credit risk, and the Group recognizes lifetime expected credit losses for the exposure expected to be the subject of such adjustments. If a borrower faithfully makes payments of contractual cash flows that are modified in accordance with the debt restructuring or if the borrower's internal credit rating has recovered to the level prior to the recognition of the lifetime expected credit losses, the Group recognizes the 12-month expected credit losses for that exposure again.

i-3) Risk of default

The Group considers a financial asset to be in default if it meets one or more of the following conditions:

- If a borrower is overdue 90 days or more from the contractual payment date

- If the Group judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Group uses the following indicators when determining whether a borrower is in default:

- Qualitative factors (e.g. breach of contractual terms),

- Quantitative factors (e.g. if the same borrower does not perform more than one payment obligations to the Group, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Group uses the number of days past due for each financial instrument),

- Internal observation data and external data

The definition of default applied by the Group generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has occurred, and the extent thereof may vary.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions, and input variables used to measure impairment (continued)

i-4) Reflection of forward-looking information

The Group reflects future forward-looking information presented by a group of internal experts based on various information when measuring expected credit losses. The Group utilizes economic forecasts disclosed by domestic and foreign research institutes, governments, and public institutions to predict forward-looking information.

The Group reflects future macroeconomic conditions anticipated from a neutral standpoint that is free from bias in measuring expected credit losses. Expected credit losses in this respect reflect conditions that are most likely to occur and are based on the same assumptions that the Group used in its business plan and management strategy.

The Group analyzed data from its past experience, derived correlations between major macroeconomic variables and credit risks required for predicting credit risk and credit loss for each portfolio, and then reflected future forecast information through regression estimation. To reflect external and internal economic uncertainties, the Group has incorporated the final forward-looking information by reviewing an additional worst-case scenario along with the three existing scenarios of upside, central and downside.

Major macroeconomic variables	Correlation between credit risks

GDP growth rate	(-)
Private consumption growth rate	(-)
Equipment investment growth rate	(-)
Consumer price index growth rate	(+)
Balance on current account	(-)

The predicted correlations between the macroeconomic variables and the risk of default, used by the Group, are derived based on long-term data over the past ten years.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions, and input variables used to measure impairment (continued)

i-5) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default (“PD”)

- Loss given default (“LGD”)

- Exposure at default (“EAD”)

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Group and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time. The Group uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporates. When a counterparty or exposure is concentrated in specific grades, the method of measuring PD for those grades is adjusted, and the PD for each rating grade is estimated by taking into account the contractual maturity of the exposure.

LGD refers to the expected loss in the event of a default. The Group calculates LGD based on the experience recovery rate measured from past default exposures. The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (LTV) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default. The Group derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit. EAD of financial assets is equal to the total carrying amount of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount expected to be used in the future.

In measuring expected credit losses on financial assets, the Group uses the contractual maturity as the period subject to expected credit loss measurement. The contractual maturity is computed taking into account the extension right held by the borrower.

Risk factors of PD, and those of LGD and EAD, are collectively estimated according to the following criteria:

- Type of products

- Internal credit risk rating

- Type of collateral

- Loan to value (“LTV”)

- Industry that the borrower belongs to

- Location of the borrower or collateral

- Days of delinquency

The criteria for classifying groups is periodically reviewed to maintain homogeneity of the group and adjusted if necessary. The Group uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the past experience.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-6) Write-off of financial assets

The Group writes off a portion of or entire loan or debt security that is not expected to receive its principal and interest. In general, the Group conducts write-off when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest. The decision to write off follows the internal regulations of the Group and, if necessary, is carried out after obtaining approval from external institutions. Apart from write-off, the Group may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

ii) Maximum exposure to credit risk

Exposure to credit risk is related to due from banks, loans, investments in debt securities, derivative transactions, off-balance sheet items such as loan commitment. The exposures of due from banks and loans are classified into government, bank, corporation or retail based on the exposure classification criteria of Basel III credit risk weights, and the net carrying amount, excluding deductible items such as provisions, is presented as the maximum amount that can be exposed by credit risk.

Details of the maximum exposure to credit risk for financial instruments held as of June 30, 2026 and December 31, 2025 are as follows:

		June 30, 2026	December 31, 2025
Due from banks and loans at amortized cost (*1), (*3):
Banks	~~W~~	15,368,388	12,658,709
Retail		211,905,227	208,308,298
Government/Public sector/Central bank		31,939,050	26,417,332
Corporations		238,052,713	226,554,125
Card receivable		28,114,457	27,695,043
		525,379,835	501,633,507

Due from banks and loans at FVTPL (*3):
Banks		131,931	169,972
Corporations		1,814,308	1,286,144
		1,946,239	1,456,116

Securities at FVTPL		75,319,472	71,727,860
Securities at FVOCI		103,461,158	101,282,906
Securities at amortized cost (*1)		33,274,891	31,944,368
Derivative assets		13,084,893	7,153,950
Other financial assets (*1), (*2)		56,669,239	43,323,340
Guarantee contracts		29,338,143	26,221,968
Loan commitments and other credit liabilities		225,961,828	220,317,053
	~~W~~	1,064,435,698	1,005,061,068

(*1) The maximum exposure amounts for due from banks, loans, securities at amortized cost and other financial assets at amortized cost are the net carrying amount after deducting the allowance for credit losses.

(*2) Other financial assets mainly comprise of accounts receivable, accrued income, deposits, domestic exchange settlement debit and suspense payments.

(*3) Classified as similar credit risk group based on calculation of the BIS ratio under new Basel Capital Accord (Basel III).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

iii) Impairment information by credit risk of financial assets

Details of impaired financial assets due to credit risk as of June 30, 2026 and December 31, 2025 are as follows:

		June 30, 2026
		12-month expected credit losses		Lifetime expected credit losses			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1	Grade 2	Grade 1	Grade 2	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	13,033,800	2,127,887	196,982	24,171	-	15,382,840	(14,452)	15,368,388	279
Retail		190,945,909	6,984,288	9,532,211	4,233,611	1,332,384	213,028,403	(1,123,176)	211,905,227	164,029,255
Government/Public sector/Central bank		29,245,913	2,258,671	447,267	246	-	31,952,097	(13,047)	31,939,050	2,598
Corporations		126,855,861	58,363,465	28,354,753	24,245,634	2,591,851	240,411,564	(2,358,851)	238,052,713	129,988,652
Card receivable		20,652,538	4,737,054	1,039,844	2,083,011	554,709	29,067,156	(952,699)	28,114,457	16,929
		380,734,021	74,471,365	39,571,057	30,586,673	4,478,944	529,842,060	(4,462,225)	525,379,835	294,037,713
Securities at FVOCI (*)		92,529,983	10,901,423	-	29,752	-	103,461,158	-	103,461,158	-
Securities at amortized cost		31,154,451	2,129,280	-	-	-	33,283,731	(8,840)	33,274,891	-
	~~W~~	504,418,455	87,502,068	39,571,057	30,616,425	4,478,944	666,586,949	(4,471,065)	662,115,884	294,037,713

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

iii) Impairment information by credit risk of financial assets (continued)

Details of impaired financial assets due to credit risk as of June 30, 2026 and December 31, 2025 are as follows (continued):

		December 31, 2025
		12-month expected credit losses		Lifetime expected credit losses			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1	Grade 2	Grade 1	Grade 2	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	11,039,981	1,445,815	183,147	121	-	12,669,064	(10,355)	12,658,709	171
Retail		188,215,501	6,674,522	9,227,654	3,991,054	1,252,699	209,361,430	(1,053,132)	208,308,298	162,423,106
Government/Public sector/Central bank		23,669,547	2,468,610	290,730	11	-	26,428,898	(11,566)	26,417,332	2,597
Corporations		121,819,093	56,460,975	22,692,064	25,790,138	2,091,404	228,853,674	(2,299,549)	226,554,125	126,763,442
Card receivable		20,649,246	4,449,746	1,060,430	1,976,109	481,682	28,617,213	(922,170)	27,695,043	18,139
		365,393,368	71,499,668	33,454,025	31,757,433	3,825,785	505,930,279	(4,296,772)	501,633,507	289,207,455
Securities at FVOCI (*)		90,408,440	10,847,635	-	26,831	-	101,282,906	-	101,282,906	-
Securities at amortized cost		30,031,575	1,921,484	-	-	-	31,953,059	(8,691)	31,944,368	-
	~~W~~	485,833,383	84,268,787	33,454,025	31,784,264	3,825,785	639,166,244	(4,305,463)	634,860,781	289,207,455

(*) Provision for credit losses recognized as other comprehensive income of securities at fair value through other comprehensive income amounted to ~~W~~ 58,812 million and ~~W~~ 60,301 million as of June 30, 2026 and December 31, 2025.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

iv) Credit risk exposures per credit grade of off-balance sheet items

The credit risk exposure for off-balance sheet items such as guarantees, loan commitments, and other credit-related liabilities as of June 30, 2026 and December 31, 2025 are as follows:

		June 30, 2026
		Grade 1	Grade 2	0.1	Impaired	Total
Guarantee contracts:
12-month expected credit losses	~~W~~	21,251,013	5,013,042		-	26,264,055
Lifetime expected credit losses		2,962,450	99,832		-	3,062,282
Impaired		-	-		11,806	11,806
		24,213,463	5,112,874		11,806	29,338,143
Loan commitments and other credit-related liabilities:
12-month expected credit losses		188,919,106	23,835,016		-	212,754,122
Lifetime expected credit losses		10,479,728	2,636,763		-	13,116,491
Impaired		-	-		91,215	91,215
		199,398,834	26,471,779		91,215	225,961,828
	~~W~~	223,612,297	31,584,653		103,021	255,299,971

		December 31, 2025
		Grade 1	Grade 2	0.1	Impaired	Total
Guarantee contracts:
12-month expected credit losses	~~W~~	20,555,651	4,535,466		-	25,091,117
Lifetime expected credit losses		964,695	154,378		-	1,119,073
Impaired		-	-		11,778	11,778
		21,520,346	4,689,844		11,778	26,221,968
Loan commitments and other credit-related liabilities:
12-month expected credit losses		185,899,148	22,774,387		-	208,673,535
Lifetime expected credit losses		8,896,231	2,642,174		-	11,538,405
Impaired		-	-		105,113	105,113
		194,795,379	25,416,561		105,113	220,317,053
	~~W~~	216,315,725	30,106,405		116,891	246,539,021

v) Credit qualities are classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Individuals	Probability of default below 2.25% for each pool	Probability of default 2.25% or above for each pool
Government/Public agency/Central bank	OECD sovereign credit rating of 6 or above	OECD sovereign credit rating of below 6
Banks and Corporations (Including card receivables)	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+
Card receivables (Individuals)	Behavior scoring system of 7 grade or above	Behavior scoring system of below 7 grade

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

vi) Concentration by industry sector

An analysis of concentration by industry sector of financial instrument, net of allowance, as of June 30, 2026 and December 31, 2025 are as follows:

		June 30, 2026
Classification (*)		Finance and insurance	Manu- facturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	15,113,332	-	-	-	-	-	255,056	-	15,368,388
Retail		-	-	-	-	-	-	-	211,905,227	211,905,227
Government/Public sector/Central bank		31,552,696	-	-	-	-	-	386,354	-	31,939,050
Corporations		24,627,905	66,869,273	25,079,910	49,656,605	5,078,431	6,989,748	59,750,841	-	238,052,713
Card receivable		68,048	547,807	235,679	93,157	174,193	29,340	1,325,482	25,640,751	28,114,457
		71,361,981	67,417,080	25,315,589	49,749,762	5,252,624	7,019,088	61,717,733	237,545,978	525,379,835
Due from banks and loans at FVTPL
Banks		42,665	-	-	-	19,843	-	69,423	-	131,931
Corporations		912,011	634,661	123,583	79,739	-	-	64,314	-	1,814,308
		954,676	634,661	123,583	79,739	19,843	-	133,737	-	1,946,239

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

vi) Concentration by industry sector (continued)

An analysis of concentration by industry sector of financial instrument, net of allowance, as of June 30, 2026 and December 31, 2025 are as follows (continued):

		June 30, 2026
Classification (*)		Finance and insurance	Manu- facturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Other	Retail customers	Total

Securities at FVTPL	~~W~~	35,140,742	4,618,075	1,839,364	2,529,550	297,964	147,054	30,746,723	-	75,319,472
Derivative assets		10,514,197	1,727,802	76,856	93,237	1,010	699	671,092	-	13,084,893
Securities at FVOCI		46,816,454	2,482,070	633,167	1,669,650	581,551	43,034	51,235,232	-	103,461,158
Securities at amortized cost		7,969,260	9,985	-	911,281	310,750	-	24,073,615	-	33,274,891
		172,757,310	76,889,673	27,988,559	55,033,219	6,463,742	7,209,875	168,578,132	237,545,978	752,466,488
Off-balance sheet items		172,757,310	76,889,673	27,988,559	55,033,219	6,463,742	7,209,875	168,578,132	237,545,978	752,466,488
Guarantee contracts		5,621,232	14,989,295	4,134,410	138,175	312,750	68,953	4,072,532	796	29,338,143
Loan commitments and other credit-related liabilities		20,573,852	34,219,871	10,565,459	8,284,461	2,196,509	407,225	21,295,067	128,419,384	225,961,828
	~~W~~	26,195,084	49,209,166	14,699,869	8,422,636	2,509,259	476,178	25,367,599	128,420,180	255,299,971

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

vi) Concentration by industry sector (continued)

An analysis of concentration by industry sector of financial instrument, net of allowance, as of June 30, 2026 and December 31, 2025 are as follows (continued):

		December 31, 2025
Classification (*)		Finance and insurance	Manu- facturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	12,359,288	-	-	-	-	-	299,421	-	12,658,709
Retail		-	-	-	-	-	-	-	208,308,298	208,308,298
Government/Public sector/Central bank		26,140,603	-	-	-	-	-	276,729	-	26,417,332
Corporations		22,523,203	63,353,165	23,759,226	47,411,346	5,764,311	7,205,522	56,537,352	-	226,554,125
Card receivable		78,300	330,944	274,289	75,757	48,900	28,196	1,329,882	25,528,775	27,695,043
		61,101,394	63,684,109	24,033,515	47,487,103	5,813,211	7,233,718	58,443,384	233,837,073	501,633,507
Due from banks and loans at FVTPL
Banks		40,862	-	-	-	99,327	-	29,783	-	169,972
Corporations		575,478	399,668	3,004	156,286	-	-	151,708	-	1,286,144
		616,340	399,668	3,004	156,286	99,327	-	181,491	-	1,456,116

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

vi) Concentration by industry sector (continued)

An analysis of concentration by industry sector of financial instrument, net of allowance, as of June 30, 2026 and December 31, 2025 are as follows (continued):

		December 31, 2025
Classification (*)		Finance and insurance	Manu- facturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Other	Retail customers	Total

Securities at FVTPL	~~W~~	35,054,770	3,090,284	1,399,374	3,087,667	242,695	29,279	28,823,791	-	71,727,860
Derivative assets		6,068,491	829,304	13,573	19,948	2,272	329	219,516	517	7,153,950
Securities at FVOCI		45,699,181	2,242,382	465,133	1,733,913	749,831	22,340	50,370,126	-	101,282,906
Securities at amortized cost		7,108,253	9,985	-	843,938	280,851	-	23,701,341	-	31,944,368
		155,648,429	70,255,732	25,914,599	53,328,855	7,188,187	7,285,666	161,739,649	233,837,590	715,198,707
Off-balance sheet items
Guarantee contracts		5,659,966	12,554,311	3,633,251	290,565	214,178	60,372	3,808,447	878	26,221,968
Loan commitments and other credit-related liabilities		18,227,705	31,211,151	10,863,979	6,914,971	2,269,120	444,003	20,103,475	130,282,649	220,317,053
	~~W~~	23,887,671	43,765,462	14,497,230	7,205,536	2,483,298	504,375	23,911,922	130,283,527	246,539,021

(*) The amounts by industry sector are presented as the net carrying amount after deducting allowances for loan losses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

4. Financial risk management (continued)

(c) Market risk

i) Market risk management from trading positions

i-1) Concept of Market risk

Market risk is defined as the risk of loss of trading account position of financial institutions due to changes on market price, such as interest rates, exchange rates and stock prices, etc. and is divided into general market risks and individual risks. A general market risk refers to a loss from price variability caused by events affecting the market as a whole, such as interest rates, exchange rates and stock prices; and an individual risk refers to a loss from price variability related to individual events of securities issuer, such as bonds and stocks. A structural foreign exchange position refers to foreign currency positions arising from the capital of overseas branches and offices (including capital contributions, capital allocated to overseas branches, and retained earnings) and long-term investments in foreign equity interests, which are excluded from the calculation of regulatory capital for market risk with the approval of the Governor of the Financial Supervisory Service.

i-2) Market Risk Management Method

The basic principle of market risk management in the trading sector is to maintain the maximum possible loss due to market risk within a certain level. To this end, the Group sets and operates VaR limits, investment limits, position limits, sensitivity limits, and loss limits from the portfolio to individual desks. These limits are managed daily by the department in charge of risk management, independent from the operating department.

Trading positions refer to all transactions for holding purposes such as short-term resale, profit seeking through short-term price fluctuations, risk-free arbitrage, and risk hedging. Trading positions primarily include securities, foreign exchange positions, and derivative financial instruments. As a method of measuring market risk, VaR (Value at Risk) is typical, and it is a statistical measurement of the potential maximum loss that can occur due to changes in market conditions. The Group calculates the standardized approach market risk using the Group Market Risk Measurement System, and Shinhan Bank and Shinhan Securities Co., Ltd. calculate the standardized approach market risk using their own market risk calculation systems. The Group and Shinhan Bank exclude structural foreign exchange positions approved by the Governor of the Financial Supervisory Service from the calculation of market risk under the standardized approach.

Stress tests are conducted to supplement risk measurement by statistical methods and to manage losses that may arise from rapid changes in the economic environment.

Shinhan Bank measures the risk of trading account products by applying market risk standardized approach. The standardized approach is a risk calculation methodology proposed by the Basel Committee on Banking Supervision (BCBS) of the Bank for International Settlements (BIS).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

4. Financial risk management (continued)

(c) Market risk (continued)

i-2) Market risk management method (continued)

In Korea, the Basel III standards for market risk have been incorporated into the Detailed Regulations on Banking Supervision since 2023, and the Group complies with these regulations. Under the Basel III standardized approach, market risk is calculated by aggregating sensitivity risk, default risk, and residual risk. Sensitivity risk measures coverage of general interest rates, credit spreads, stocks, commodity, delta and vega of foreign exchange, and curvature. Delta refers to the change in product value due to changes in the price of the underlying asset, and vega refers to the change in product value due to changes in the volatility of the underlying asset. Curvature is defined as a loss that exceeds the delta risk in the event of an upward or downward shock to the underlying asset. Sensitivity risk is designed to measure both linear and non-linear risks of factors affecting value fluctuations regardless of the characteristics of the product. Default risk measures the discrete default risk of the underlying asset that cannot be captured in sensitivity risk. Complete offsetting between purchase and sale exposures of the same borrower is possible. Residual risk is a concept that calculates additional risk because sensitivity risk and default risk are not accurately measured when there is a special profit/loss structure or the underlying asset is special.

Trading position data is automatically interfaced into management system, and the system conducts VaR measurement and manages the limit. In addition, Shinhan Bank sets loss limit, sensitivity limit, investment limit, stress limit, etc. for Trading Department and desks, and monitors daily.

Shinhan Securities Co., Ltd. applies the standardized approach to market risk, consistent with Shinhan Bank, to measure the risk of trading account products on a daily basis and performs limit management and monitoring of its trading departments. The Group establishes and operates an integrated and consistent market risk management framework across the Group by requiring its subsidiaries, Shinhan Bank and Shinhan Securities Co., Ltd., to adopt and operate the same standards for measuring market risk.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

4. Financial risk management (continued)

(c) Market risk (continued)

ii) Interest rate risk management from non-trading positions

ii-1) Principle

Interest rate risk refers to the possibility of a decrease in net interest income or in net asset value that occurs when interest rates fluctuate unfavorably from the Group's financial position. The Group manages changes in net interest income or net asset value that occur due to changes in interest rates by early predicting the factors of interest rate risk fluctuation related to the Group's net interest income and net asset value through the interest rate risk management.

ii-2) Managements

The Group's major financial subsidiaries manage interest rate risks independently by the risk management organization and the treasury department, and have internal regulations on interest rate risk management strategies, procedures, organization, measurement, and major assumptions.

One of the key indicators of managing interest rate risk is the Earnings at Risk (EaR) from an earning perspective and the Value at Risk (VaR) from an economic value perspective. Interest rate VaR represents the maximum anticipated loss in a net present value calculation, whereas interest rate EaR represents the maximum anticipated loss in a net interest income calculation for the immediately following one-year period, in each case, as a result of negative movements in interest rates.

Each subsidiary's interest rate risk measurement method varies depending on industry-specific regulations. However, interest rate VaR and interest rate EaR are measured using internal methodologies or IRRBB (Interest Rate Risk in the Banking Book). Interest rate risk limits are set based on interest rate VaR and monitored accordingly. In accordance with the amendments to the Detailed Enforcement Rules of the Financial Holding Companies Supervisory Regulations, the Group measures its interest rate risk using the standardized approach of IRRBB under Basel III, which measures interest rate risk more precisely than the existing BIS standard framework by segmenting interest rate maturities, reflecting customer behavior models, and diversifying interest rate shocks. The interest rate VaR scenario based IRRBB measures ① parallel up shock ② parallel down shock ③ steepener shock ④ flattener shock ⑤ short rate up shock ⑥ short rate down shock. By the parallel up shock and parallel down shock, the interest rate EaR scenario measures the scenario value with the largest loss as interest rate risk. Under the existing BIS standard framework, ± 200bp parallel shock scenario is applied to all currency. However, as the shock width is set differently by currency and period, interest rate risk is measured significantly by the IRRBB (e.g. (KRW) Parallel ± 225bp, Short Term ± 350bp, Long Term ± 225bp, (USD) Parallel ± 200bp, Short Term ± 300bp, Long Term ± 225bp). In the IRRBB method, the existing interest rate VaR and the interest rate EaR are expressed as △ EVE (Economic Value of Equity) and △ NII (Net Interest Income), respectively.

Since impacts of each subsidiary on changes of interest rates are differentiated by portfolios, the Group is preparing to respond proactively while monitoring the financial market and regulatory environment, and making efforts to hedge or reduce interest rate risk. In addition, the subsidiaries conduct the crisis analysis on changes in market interest rates and report it to management and the Group.

In particular, through its ALM (Asset and Liability Management) system, Shinhan Bank measures and manages its interest rate risk based on various analytical measures such as interest rate gap, duration gap and NPV (Net Present Value) and NII (Net Interest Income) simulations, and monitors on a monthly basis its interest rate VaR limits, interest rate EaR (Earnings at Risk) limits and interest rate gap ratio limits.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

4. Financial risk management (continued)

(c) Market risk (continued)

iii) Foreign exchange risk

Exposure to foreign exchange risk can be defined as the difference (net position) between assets and liabilities presented in foreign currency, including derivative financial instruments linked to foreign exchange rate. Foreign exchange risk is a factor that causes market risk of the trading position and is managed by the Group under the market risk management system.

The management of Shinhan Bank’s foreign exchange position is centralized at the S&T Center. The desks and dealers of this department manage the overall position of spot foreign exchange or foreign exchange derivatives within the established market risk and foreign exchange position limits. Shinhan Bank sets a limit for net open positions by currency and the limits for currencies other than the U.S. dollars (USD), Japanese yen (JPY), Euros (EUR) and Chinese yuan (CNY) are set in order to minimize exposures from the other foreign exchange trading.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

4. Financial risk management (continued)

(d) Liquidity risk

Liquidity risk refers to the risk of unexpected losses (such as the disposal of assets at abnormal prices, high interest-rate financing, etc.) or insolvency due to inconsistency in funding periods between assets and liabilities or a sudden outflow of funds.

Each subsidiary seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity by ensuring that it maintains an appropriate level of liquidity through systematic management. At the Group level, the Group manages liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, the inherent crisis, crisis in the external market and a combination of internal and external crisis. Therefore, the Group is monitoring for any anomalies in terms of liquidity in preparation for potential crisis situations during normal times.

In particular, after the bankruptcy of Silicon Valley Bank, the Group has been strengthening its capability to respond to liquidity crises by conducting crisis situation analysis applying bank run scenarios to the banks and savings bank subsidiaries. The Group has established and reviewed emergency funding plans, accordingly.

In addition, in order to pre-emptively and comprehensively manage liquidity risk, the Group measures and monitors liquidity risk management using various indices, including the ‘limit management index’, ‘early warning index’ and ‘monitoring index’.

Shinhan Bank applies the following basic principles for liquidity risk management:

- Raise funding in sufficient amounts, at the optimal time at reasonable costs;

- Maintain risk at appropriate levels and pre-emptively manage them through a prescribed risk limit system and an early warning signal detection system;

- Secure stable sources of revenue and minimize actual losses by implementing an effective asset-liability management system based on diversified sources of funding with varying maturities;

- Monitor and manage daily and intra-daily liquidity positions and risk exposures for timely payment and settlement of financial obligations due under both normal and crisis situations;

- Conduct periodic contingency analysis to prepare for any potential liquidity crisis and establish and implement emergency plans in the event of a crisis; and

- Consider liquidity-related costs, benefits and risks in determining the pricing of the Group’s products and services, employee performance evaluations and approval of launching of new products and services.

Shinhan Card Co., Ltd. has established, as a guideline, and operates a level of end-of-month liquidity sufficient to withstand a three-month credit crunch. For the real liquidity gap ratio, based on the maturity structure of assets and liabilities, the liquidity buffer ratio, and the ratio of ABS (asset-backed securities) to borrowings, which are key indicators related to liquidity risk, Shinhan Card Co., Ltd. defines threshold levels such as ‘Caution’, ‘Alert’, ‘Imminent crisis’, and ‘Crisis’ and by aggregating these, defines and manages an overall liquidity crisis level. A contingency plan has also been established to prepare for the occurrence of a crisis situation.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

4. Financial risk management (continued)

(d) Liquidity risk (continued)

The details of the composition of non-derivative financial liabilities and derivative financial instruments by remaining period as of June 30, 2026 and December 31, 2025 are as follows:

		June 30, 2026
Classification (*1)		1 month or less (*3)	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	5 years or more	Total
Non-derivative financial liabilities:
Liabilities:
Deposits (*2)	~~W~~	252,736,951	64,930,823	71,303,013	64,383,297	29,914,700	1,664,472	484,933,256
Financial liabilities at fair value through profit or loss		2,211,812	-	-	-	-	-	2,211,812
Borrowings		16,998,158	7,947,916	6,729,161	12,103,614	13,296,478	5,283,007	62,358,334
Debt securities issued		5,173,771	7,401,875	11,006,398	14,124,401	56,033,072	3,277,510	97,017,027
Financial liabilities designated at fair value through profit or loss		367,195	1,144,228	1,609,092	955,055	1,348,977	1,595,371	7,019,918
Investment contract liabilities		42,332	1,432	144,571	90,391	1,313,738	-	1,592,464
Other financial liabilities		67,712,386	82,653	92,093	712,867	1,213,655	219,505	70,033,159
	~~W~~	345,242,605	81,508,927	90,884,328	92,369,625	103,120,620	12,039,865	725,165,970
Off-balance sheet items (*3):
Guarantee contracts	~~W~~	29,338,143	-	-	-	-	-	29,338,143
Loan commitments and other credit-related liabilities		225,961,828	-	-	-	-	-	225,961,828
	~~W~~	255,299,971	-	-	-	-	-	255,299,971
Derivatives:
Derivatives	~~W~~	1,061,962	(17,481)	(111,584)	(571,105)	(3,592,995)	(75,186)	(3,306,389)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

4. Financial risk management (continued)

(d) Liquidity risk (continued)

The details of the composition of non-derivative financial liabilities and derivative financial instruments by remaining period as of June 30, 2026 and December 31, 2025 are as follows (continued):

		December 31, 2025
Classification (*1)		1 month or less (*3)	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	5 years or more	Total
Non-derivative financial liabilities:
Liabilities:
Deposits (*2)	~~W~~	231,520,722	54,103,105	54,526,232	84,041,299	30,677,571	2,274,736	457,143,665
Financial liabilities at fair value through profit or loss		2,212,215	-	-	-	-	100,272	2,312,487
Borrowings		16,797,623	6,963,957	6,221,726	8,478,193	11,924,157	6,074,035	56,459,691
Debt securities issued		6,230,564	8,486,174	9,202,855	15,052,890	56,411,740	3,889,537	99,273,760
Financial liabilities designated at fair value through profit or loss		399,298	977,019	854,498	1,180,049	1,423,212	1,586,327	6,420,403
Investment contract liabilities		189,704	10,554	91,041	159,182	1,085,912	-	1,536,393
Other financial liabilities		51,214,836	162,838	74,360	602,583	1,318,935	225,282	53,598,834
	~~W~~	308,564,962	70,703,647	70,970,712	109,514,196	102,841,527	14,150,189	676,745,233
Off-balance sheet items (*3):
Guarantee contracts	~~W~~	26,221,968	-	-	-	-	-	26,221,968
Loan commitments and other credit-related liabilities		220,317,053	-	-	-	-	-	220,317,053
	~~W~~	246,539,021	-	-	-	-	-	246,539,021
Derivatives:
Derivatives	~~W~~	771,588	(810,792)	(29,804)	(93,500)	(2,117,259)	(76,279)	(2,356,046)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

4. Financial risk management (continued)

(d) Liquidity risk (continued)

The details of the composition of non-derivative financial liabilities and derivative financial instruments by remaining period as of June 30, 2026 and December 31, 2025 are as follows (continued):

(*1) These amounts include cash flows of principal and interest on financial liabilities.

(*2) Demand deposits amounting to ~~W~~ 182,736,642 million and ~~W~~ 172,840,773 million as of June 30, 2026 and December 31, 2025 are included in the ‘Less than 1 month’ category, respectively.

(*3) Although the Group's guarantee contracts, loan commitments, and other credit offerings have contractual maturities, the Group is required to fulfill its obligations immediately upon a counterparty's request for payment, and therefore are classified into the earliest maturity time band.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

4. Financial risk management (continued)

(e) Capital risk management

The Group is required, in accordance with the Financial Holding Companies Act, to maintain a total capital ratio based on consolidated risk-weighted assets of at least 8% (hereinafter referred to as the “Basel III capital ratio”). In addition, following the implementation of enhanced Basel III capital regulations from 2016, the required BIS capital ratio to be maintained in order to strengthen loss-absorbing capacity has been increased to a maximum of 14%. This requirement reflects the minimum regulatory ratio plus the additional accumulation of a capital conservation buffer (2.5%p), a domestic systemically important bank (“D-SIB”) buffer (1.0%p), and a countercyclical capital buffer (2.5%p). The countercyclical capital buffer may be imposed up to a maximum of 2.5%p during periods of excessive credit growth. In Korea, the countercyclical capital buffer requirement was increased from 0%p to 1%p effective May 1, 2024. Accordingly, as of June 30, 2026, the BIS capital ratio additionally required to enhance loss-absorbing capacity is 12.5%, which reflects the application of the capital conservation buffer (2.5%p), the D-SIB buffer (1.0%p), and the countercyclical capital buffer (1.0%p).

The Basel III capital ratio refers to an internationally harmonized standard for capital adequacy regulation established under the “International Convergence of Capital Measurement and Capital Standards” issued by the Basel Committee on Banking Supervision of the Bank for International Settlements (“BIS”). The ratio is calculated as:

(Common Equity Tier 1 capital (net of regulatory deductions) + Additional Tier 1 capital + Tier 2 capital) ÷ Risk-weighted assets

Common Equity Tier 1 capital is the first line of capital available to absorb losses of a financial holding company and ranks last in priority upon liquidation. It is not redeemable prior to liquidation and consists of share capital, capital surplus, retained earnings, and other components. Additional Tier 1 capital consists of perpetual capital instruments that meet certain regulatory requirements. Tier 2 capital consists of capital instruments that are available to absorb losses upon liquidation, subject to specific regulatory criteria. Regulatory deduction items are assets or capital items held by the Group that do not contribute to loss-absorbing capacity and, unless otherwise specified, are deducted from Common Equity Tier 1 capital.

As of June 30, 2026, the Group maintains an adequate capital ratio in accordance with the BIS capital adequacy requirements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Group are based on the trading agencies’ notifications.

If the market for a financial instrument is not active, such as OTC (Over- The-Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service. The Group uses its judgment to select a variety of methods and make rational assumptions that are mainly based on market conditions existing at the end of each reporting period.

The fair value of financial instruments is determined by using valuation techniques; a method of using recent transactions between independent parties with reasonable judgment and willingness to trade, a method of referring to the current fair value of other financial instruments that are substantially identical, discounted cash flow model and option pricing models. For example, the fair value of an interest rate swap is calculated as the present value of the expected future cash flows, and the fair value of foreign exchange forward contract is calculated by applying the public forward exchange rate at the end of the reporting period.

The Group classifies and discloses fair value of financial instruments into the following three-level hierarchy:


Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value

i-1) The fair value hierarchy of financial instruments presented at their fair values in the consolidated statements of financial position as of June 30, 2026 and December 31, 2025 are as follows:

		June 30, 2026
		Level 1	Level 2	Level 3	Total
Financial assets:
Due from banks at FVTPL	~~W~~	-	42,665	-	42,665
Loans at FVTPL		-	1,099,935	803,639	1,903,574
Securities at FVTPL:
Debt securities and other securities		11,394,774	45,345,201	17,774,323	74,514,298
Equity securities		6,924,595	523,462	1,784,539	9,232,596
Gold/silver deposits		805,174	-	-	805,174
		19,124,543	45,868,663	19,558,862	84,552,068
Derivative assets:
Trading		79,355	11,267,713	848,952	12,196,020
Hedging		-	888,873	-	888,873
		79,355	12,156,586	848,952	13,084,893
Securities at FVOCI:
Debt securities		38,376,976	65,075,084	9,098	103,461,158
Equity securities		1,014,044	-	1,153,567	2,167,611
		39,391,020	65,075,084	1,162,665	105,628,769
	~~W~~	58,594,918	124,242,933	22,374,118	205,211,969
Financial liabilities:
Financial liabilities at FVTPL:
Securities sold	~~W~~	776,944	-	-	776,944
Gold/silver deposits		1,434,868	-	-	1,434,868
		2,211,812	-	-	2,211,812
Financial liabilities designated at FVTPL:
Derivative-linked securities sold		-	205,598	6,488,733	6,694,331
Debt securities issued		-	255,451	-	255,451
		-	461,049	6,488,733	6,949,782
Derivative liabilities:
Trading		27,932	10,721,994	633,070	11,382,996
Hedging		-	1,672,205	195,819	1,868,024
		27,932	12,394,199	828,889	13,251,020
	~~W~~	2,239,744	12,855,248	7,317,622	22,412,614

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-1) The fair value hierarchy of financial instruments presented at their fair values in the statements of financial position as of June 30, 2026 and December 31, 2025 are as follows (continued):

		December 31, 2025
		Level 1	Level 2	Level 3	Total
Financial assets:
Due from banks at FVTPL	~~W~~	-	40,862	-	40,862
Loans at FVTPL		-	506,781	908,473	1,415,254
Securities at FVTPL:
Debt securities and other securities		12,198,754	41,464,110	17,441,328	71,104,192
Equity securities		2,900,162	461,978	1,507,261	4,869,401
Gold/silver deposits		623,668	-	-	623,668
		15,722,584	41,926,088	18,948,589	76,597,261
Derivative assets:
Trading		63,896	5,876,734	596,229	6,536,859
Hedging		-	617,091	-	617,091
		63,896	6,493,825	596,229	7,153,950
Securities at FVOCI:
Debt securities		37,077,188	64,196,579	9,139	101,282,906
Equity securities		998,372	-	935,672	1,934,044
		38,075,560	64,196,579	944,811	103,216,950
	~~W~~	53,862,040	113,164,135	21,398,102	188,424,277
Financial liabilities:
Financial liabilities at FVTPL:
Securities sold	~~W~~	790,416	-	-	790,416
Gold/silver deposits		1,522,071	-	-	1,522,071
		2,312,487	-	-	2,312,487
Financial liabilities designated at FVTPL:
Derivative-linked securities sold		-	255,532	5,834,683	6,090,215
Debt securities issued		-	287,849	-	287,849
		-	543,381	5,834,683	6,378,064
Derivative liabilities:
Trading		38,222	5,540,526	293,655	5,872,403
Hedging		-	994,626	153,817	1,148,443
		38,222	6,535,152	447,472	7,020,846
	~~W~~	2,350,709	7,078,533	6,282,155	15,711,397

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-2) Classification of financial instruments as fair value level 3

The Group uses the value from evaluators who are qualified, external, and independent to determine the fair value for Group's assets at the end of each reporting period. Changes in carrying amounts of financial instruments classified as Level 3 for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows:

		June 30, 2026
		Financial asset at FVTPL	Securities at FVOCI	Financial liabilities designated at FVTPL	Held for trading		Held for hedging
					Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Beginning balance	~~W~~	19,857,062	944,811	(5,834,683)	596,229	(293,655)	-	(153,817)
Recognized in total comprehensive income:
Recognized in profit (loss) for the period (*1)		390,247	-	(17,016)	401,144	(556,829)	-	(42,002)
Recognized in other comprehensive income (loss) for the period		2,480	216,512	(3,720)	-	-	-	-
		392,727	216,512	(20,736)	401,144	(556,829)	-	(42,002)

Purchase		3,326,244	1,372	-	37,116	(28,446)	-	-
Issue		-	-	(3,558,507)	-	-	-	-
Settlement		(3,182,423)	(30)	2,925,193	(185,537)	245,860	-	-
Transfer to level3 (*2)		25,594	-	-	-	-	-	-
Transfer out of level3 (*2)		(56,703)	-	-	-	-	-	-
Ending balance	~~W~~	20,362,501	1,162,665	(6,488,733)	848,952	(633,070)	-	(195,819)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-2) Classification of financial instruments as fair value level 3

The Group uses the value from evaluators who are qualified, external, and independent to determine the fair value for Group's assets at the end of each reporting period. Changes in carrying amounts of financial instruments classified as Level 3 for the six-month period ended June 30, 2026 and December 31, 2025 are as follows (continued):

		December 31, 2025
		Financial asset at FVTPL	Securities at FVOCI	Financial liabilities designated at FVTPL	Held for trading		Held for hedging
					Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Beginning balance	~~W~~	18,632,327	922,191	(7,139,257)	719,177	(536,855)	-	(207,697)
Recognized in total comprehensive income:
Recognized in profit (loss) for the period (*1)		8,721	-	(225,030)	95,523	155,722	-	36,007
Recognized in other comprehensive income (loss) for the period		(531)	69,448	(4,165)	-	-	-	-
		8,190	69,448	(229,195)	95,523	155,722	-	36,007

Purchase		5,875,977	6,324	-	87,869	(30,005)	-	(13,580)
Issue		-	-	(6,407,756)	-	-	-	-
Settlement		(4,667,721)	(62,292)	7,941,525	(306,359)	117,483	-	31,453
Transfer to level3 (*2)		65,173	9,140	-	23	-	-	-
Transfer out of level3 (*2)		(56,884)	-	-	(4)	-	-	-
Ending balance	~~W~~	19,857,062	944,811	(5,834,683)	596,229	(293,655)	-	(153,817)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

(*1) Recognized profit or loss of the changes in carrying amount of financial instruments classified as Level 3 for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are included in the accounts of the consolidated statements of comprehensive income, of which the amounts and the related accounts are as follows:

		June 30, 2026
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of June 30
Net gain on financial assets at FVTPL	~~W~~	234,562	287,523
Net gain on financial liabilities designated at FVTPL		(17,016)	27,281
Net other operating expense		(42,002)	(42,002)
	~~W~~	175,544	272,802

		December 31, 2025
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of December 31
Net gain on financial assets at FVTPL	~~W~~	259,966	250,113
Net gain (loss) on financial liabilities designated at FVTPL		(225,030)	2,884
Net other operating income		36,007	36,007
	~~W~~	70,943	289,004

(*2) Transfers between levels result from changes in the availability of observable market data for the financial instruments. The Group recognizes such transfers at the end of the reporting period in which the change occurs.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets

1
Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of June 30, 2026 and December 31, 2025 are as follows:

	June 30, 2026
Type of financial instrument	Valuation technique		Carrying value	Significant inputs
Assets
Financial assets at FVTPL
Debt securities	DCF, NAV, Option model (*)	~~W~~	46,487,801	Discount rate, interest rate, stock price, etc.
Equity securities	NAV, Option model (*)		523,462	Price of underlying assets such as stocks, bonds, etc., dividend yield
			47,011,263
Derivative assets
Trading	Option model (*), Implied forward interest rate, DCF		11,267,713	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
Hedging			888,873
			12,156,586
Securities at FVOCI
Debt securities	DCF, Option model (*)		65,075,084	Interest rate, discount rate, etc.
		~~W~~	124,242,933
Liabilities
Financial liabilities designated at FVTPL
Derivative-linked securities sold	Option model (*), NAV	~~W~~	205,598	Underlying asset price
Debt securities issued			255,451	Discount rate, volatility
			461,049
Derivative liabilities
Trading	Option model (*), Implied forward interest rate, DCF		10,721,994	Discount rate, foreign exchange rate, volatility, stock price and commodity index, etc.
Hedging			1,672,205
			12,394,199
		~~W~~	12,855,248

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

1
Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of June 30, 2026 and December 31, 2025 are as follows (continued):

	December 31, 2025
Type of financial instrument	Valuation technique		Carrying value	Significant inputs
Assets
Financial assets at FVTPL
Debt securities	DCF, NAV, Option model (*)	~~W~~	42,011,753	Discount rate, interest rate, stock price, etc.
Equity securities	NAV, Option model (*)		461,978	Price of underlying assets such as stocks, bonds, etc., dividend yield
			42,473,731
Derivative assets
Trading	Option model (*), Implied forward interest rate, DCF		5,876,734	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
Hedging			617,091
			6,493,825
Securities at FVOCI
Debt securities	DCF, Option model (*)		64,196,579	Interest rate, discount rate, etc.
		~~W~~	113,164,135
Liabilities
Financial liabilities designated at FVTPL
Derivative-linked securities sold	Option model (*), NAV	~~W~~	255,532	Underlying asset price
Debt securities issued			287,849	Discount rate, volatility
			543,381
Derivative liabilities
Trading	Option model (*), Implied forward interest rate, DCF		5,540,526	Discount rate, foreign exchange rate, volatility, stock price and commodity index, etc.
Hedging			994,626
			6,535,152
		~~W~~	7,078,533

(*) Option models applied to measure fair value include the Black-Scholes model, Hull-White model and methods such as Monte Carlo simulation are applied to some products depending on the product type.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

2
Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of June 30, 2026 and December 31, 2025 are as follows:

	June 30, 2026
Type of financial instrument	Valuation technique		Carrying Value (*2)	Significant unobservable inputs	Range
Financial assets
Financial assets at FVTPL
Debt securities	DCF, NAV, Option model (*1), Income approach, Dividend discount model (DDM)	~~W~~	18,577,962	The volatility of the underlying asset, Discount rate, Growth rate, Interest rate volatility, Liquidation Value	0.65~83.78% 2.92~24.81% 0.00% 0.49~0.82% -1.00~1.00%
Equity securities	DCF, NAV, Option model (*1), Comparable company analysis, Transaction case price, Dividend discount model (DDM), Cost method		1,784,539	The volatility of the underlying asset, Discount rate, Growth rate, Interest rate volatility, Liquidation Value	25.31~69.16% 3.83~45.36% 0.00% 0.52~0.82% 0.00%
			20,362,501
Derivative assets
Equity and foreign exchange related	Option model (*1)		71,089	The volatility of the underlying asset, Correlations	15.35~93.66% 30.33~83.69%
Interest rate related			292,179	The volatility of the underlying asset, Correlations	0.62~1.51% -38.04~62.37%
Credit and commodity related			485,684	The volatility of the underlying asset, Correlations, Hazard Rate	26.65~27.68% 99.84% 0.11~2.48%
			848,952

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

2
Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of June 30, 2026 and December 31, 2025 are as follows (continued):

	June 30, 2026
Type of financial instrument	Valuation technique		Carrying Value (*2)	Significant unobservable inputs	Range
Financial assets
Securities at FVOCI
Debt securities	Option model (*1)	~~W~~	9,098	Discount rate, Interest rate volatility	6.48% 7.97%
Equity securities	DCF, NAV, Option model (*1), Comparable company analysis, Cost method		1,153,567	The volatility of the underlying asset, Discount rate, Growth rate, Interest rate volatility, Liquidation Value	21.62~40.47% 4.64~18.06% 0.00% 0.49~0.87% 0.00%
			1,162,665
		~~W~~	22,374,118
Financial liabilities
Financial liabilities designated at fair value through profit or loss
Equity related	Option model (*1)	~~W~~	6,488,733	The volatility of the underlying asset, Correlations	0.62~83.78% -38.04~73.24%
Derivative liabilities
Equity and foreign exchange related	Option model (*1)		65,555	The volatility of the underlying asset, Correlations	15.35~89.56% 9.64~82.30%
Interest rate related			647,867	The volatility of the underlying asset, Regression coefficient, Correlations	0.62~1.51% 0.51~1.34% -38.04~90.34%
Credit and commodity related			115,467	The volatility of the underlying asset, Correlations, Hazard Rate	1.24~1.51% -6.45~62.37% 0.15~2.14%
			828,889
		~~W~~	7,317,622

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

2
Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of June 30, 2026 and December 31, 2025 are as follows (continued):

	December 31, 2025
Type of financial instrument	Valuation technique		Carrying Value (*2)	Significant unobservable inputs	Range
Financial assets
Financial assets at FVTPL
Debt securities	DCF, NAV, Option model (*1), Income approach	~~W~~	18,349,801	The volatility of the underlying asset, Discount rate, Correlations Growth rate, Interest rate volatility, Liquidation Value	0.50~67.94% 4.04~17.95% 31.11~69.16% 0.00% 0.46~0.70% 0.00%
Equity securities	DCF, NAV, Option model (*1), Comparable company analysis, Transaction case price, Dividend discount model (DDM), Cost method		1,507,261	The volatility of the underlying asset, Discount rate, Growth rate, Interest rate volatility, Liquidation Value	0.00~68.67% 3.14~45.20% 0.00% 0.46~0.70% 0.00%
			19,857,062
Derivative assets
Equity and foreign exchange related	Option model (*1)		25,130	The volatility of the underlying asset, Correlations	10.63~61.54% 30.33~82.07%
Interest rate related			71,254	The volatility of the underlying asset, Correlations	0.48~1.51% -70.00~61.85%
Credit and commodity related			499,845	The volatility of the underlying asset, Correlations, Hazard Rate	30.76~31.08% 99.63% 0.08~9.29%
			596,229

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

2
Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of June 30, 2026 and December 31, 2025 are as follows (continued):

	December 31, 2025
Type of financial instrument	Valuation technique		Carrying Value (*2)	Significant unobservable inputs	Range
Financial assets
Securities at FVOCI
Debt securities	Option model (*1)	~~W~~	9,139	Discount rate, Interest rate volatility	6.23% 7.92%
Equity securities	DCF, NAV, Option model (*1), Comparable company analysis, Cost method		935,672	The volatility of the underlying asset, Discount rate, Growth rate, Interest rate volatility, Liquidation Value	23.87% 4.23~16.33% 0.00% 0.46~0.70% 0.00%
			944,811
		~~W~~	21,398,102
Financial liabilities
Financial liabilities designated at fair value through profit or loss
Equity related	Option model (*1)	~~W~~	5,834,683	The volatility of the underlying asset, Correlations	0.48~61.54% -70.00~82.07%
Derivative liabilities
Equity and foreign exchange related	Option model (*1)		21,150	The volatility of the underlying asset, Correlations	8.20~61.54% 0.23~82.07%
Interest rate related			335,811	The volatility of the underlying asset, Regression coefficient, Correlations	0.48~1.51% 0.01~0.98% -70.00~90.34%
Credit and commodity related			90,511	The volatility of the underlying asset, Correlations, Hazard Rate	0.65~1.51% -70.00~61.85% 0.21~9.22%
			447,472
		~~W~~	6,282,155

(*1) Option models applied to measure fair value include the Black-Scholes model, Hull-White model and methods such as Monte Carlo simulation are applied to some products depending on the product type.

(*2) Valuation techniques and input variables are not disclosed for items whose carrying amounts are considered to approximate fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-4) Sensitivity for changing in unobservable inputs

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effects on profit or loss, or other comprehensive income as of June 31, 2026 and December 31, 2025.

		June 30, 2026
		Favorable changes	Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1), (*2):
Financial assets at FVTPL	~~W~~	37,248	(35,625)
Derivative assets		33,455	(33,957)
Securities at FVOCI (*2)		71,293	(47,303)
	~~W~~	141,996	(116,885)
Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at FVTPL	~~W~~	30,695	(30,618)
Derivative liabilities		19,244	(19,598)
	~~W~~	49,939	(50,216)

		December 31, 2025
		Favorable changes	Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1), (*2):
Financial assets at FVTPL	~~W~~	35,062	(34,827)
Derivative assets		15,446	(14,723)
Securities at FVOCI (*2)		60,531	(42,863)
	~~W~~	111,039	(92,413)
Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at FVTPL	~~W~~	14,685	(14,764)
Derivative liabilities		6,889	(7,538)
	~~W~~	21,574	(22,302)

(*1) Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset (-10~10%p) or correlations (-10~10%p), a significant unobservable input.

(*2) Fair value changes are calculated by increasing or decreasing the growth rate and discount rate, which are significant unobservable inputs, from -1%p to 1%p.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost

ii-1) The method of calculating the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value

Cash and due from banks

The carrying amount and the fair value for cash are identical and most amounts due from banks are floating interest rate deposits or overnight deposits of short-term instruments. For this reason, the book value is used as a proxy for fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow using a discount rate that reflects the market interest rate and the credit risk of the borrower.
Securities

An external professional evaluation agency is used to calculate the valuation amount using the market information. The agency calculates the fair value based on active market prices, and DCF model is used to calculate the fair value if there is no quoted price.

Deposits and borrowings

The carrying amount and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The remaining liabilities and borrowings were calculated as fair value by discounting contractual cash flows at the market interest rate that reflects the residual risk.

Debt securities issued

Where available, the fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that reflects the residual risk.

Investment contract liabilities

The carrying amount of accumulated pension benefits of retirement pension contract holders, as defined under the Insurance Business Act and the Regulations on Supervision of Insurance Business, is used as a proxy for fair value as reliable estimates of expected future cash flows are not available.

Other financial assets and other financial liabilities

The carrying amount is measured at fair value for short-term and suspense accounts, such as spot exchange, inter-bank fund transfer, and domestic exchange of payments, and for the remaining financial instruments, the present value is calculated by discounting the contractual cash flows at the market interest rate that reflects the residual risk.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-2) The carrying amount and the fair value of financial instruments measured at amortized cost as of June 30, 2026 and December 31, 2025 are as follows:

		June 30, 2026		December 31, 2025
		Carrying amount	Fair value	Carrying amount	Fair value
Assets:

Due from banks at amortized cost (*)	~~W~~	44,459,685	44,357,932	36,859,627	36,793,298

Loans at amortized cost		480,920,150	481,236,674	464,773,880	466,291,620

Securities at amortized cost:
Government bonds		22,781,510	21,802,430	22,779,176	22,300,505
Financial institution bonds		2,461,669	2,462,751	1,837,790	1,851,292
Corporation bonds		8,031,712	7,788,282	7,327,402	7,239,123
		33,274,891	32,053,463	31,944,368	31,390,920
Other financial assets		56,669,239	56,996,767	43,323,340	43,674,984
	~~W~~	615,323,965	614,644,836	576,901,215	578,150,822
Liabilities:
Deposit liabilities:
Demand deposits	~~W~~	182,736,642	182,736,642	172,840,773	172,840,773
Time deposits		249,009,280	248,486,389	238,328,250	238,238,605
Certificate of deposit		20,205,699	20,211,896	17,001,339	16,970,158
Issued bill deposit		8,807,107	8,806,507	8,921,064	8,920,096
CMA deposits		5,739,806	5,739,806	4,889,093	4,889,093
Others		8,995,592	8,995,503	5,668,452	5,668,466
		475,494,126	474,976,743	447,648,971	447,527,191
Borrowing debts:
Call-money		1,329,085	1,329,085	1,437,100	1,437,100
Bills sold		7,653	7,623	11,887	11,846
Bonds sold under repurchase agreements		15,385,274	15,385,274	14,988,698	14,988,698
Notes issued		289,947	289,947	-	-
Borrowings		44,286,020	44,159,662	38,957,149	38,924,550
		61,297,979	61,171,591	55,394,834	55,362,194
Debt securities issued:
Borrowings in Korean won		71,887,345	71,237,842	74,937,216	74,697,509
Borrowings in foreign currency		18,960,836	19,144,177	18,054,206	18,273,309
		90,848,181	90,382,019	92,991,422	92,970,818

Investment contract liabilities		1,592,464	1,592,464	1,536,393	1,536,393

Other financial liabilities		74,732,660	74,636,406	57,890,911	57,832,606
	~~W~~	703,965,410	702,759,223	655,462,531	655,229,202

(*) Cash is not included.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-3) The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but disclosed with their fair value as of June 30, 2026 and December 31, 2025 are as follows:

		June 30, 2026
		Level 1	Level 2	Level 3	Total
Due from banks at amortized cost (*)	~~W~~	333,755	44,024,177	-	44,357,932

Loans at amortized cost		-	754,708	480,481,966	481,236,674

Securities at amortized cost:
Government bonds		9,950,551	11,851,879	-	21,802,430
Financial institution bonds		49,859	2,412,892	-	2,462,751
Corporation bonds		-	7,788,282	-	7,788,282
		10,000,410	22,053,053	-	32,053,463

Other financial assets		-	33,524,929	23,471,838	56,996,767
	~~W~~	10,334,165	100,356,867	503,953,804	614,644,836
Liabilities:
Deposit liabilities:
Demand deposits	~~W~~	-	182,736,642	-	182,736,642
Time deposits		-	-	248,486,389	248,486,389
Certificate of deposit		-	-	20,211,896	20,211,896
Issued bill deposit		-	-	8,806,507	8,806,507
CMA deposits		-	5,739,806	-	5,739,806
Other		-	8,953,654	41,849	8,995,503
		-	197,430,102	277,546,641	474,976,743
Borrowing debts:
Call-money		-	1,329,085	-	1,329,085
Bills sold		-	-	7,623	7,623
Bonds sold under repurchase agreements		-	-	15,385,274	15,385,274
Notes issued		-	-	289,947	289,947
Borrowings		-	9,885	44,149,777	44,159,662
		-	1,338,970	59,832,621	61,171,591
Debt securities issued:
Borrowings in won		-	37,628,463	33,609,379	71,237,842
Borrowings in foreign currency		-	12,911,557	6,232,620	19,144,177
		-	50,540,020	39,841,999	90,382,019

Investment contract liabilities		-	-	1,592,464	1,592,464

Other financial liabilities		-	29,354,549	45,281,857	74,636,406
	~~W~~	-	278,663,641	424,095,582	702,759,223

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-3) The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but disclosed with their fair value as of June 30, 2026 and December 31, 2025 are as follows (continued):

		December 31, 2025
		Level 1	Level 2	Level 3	Total
Due from banks at amortized cost (*)	~~W~~	269,329	36,523,969	-	36,793,298

Loans at amortized cost		-	700,039	465,591,581	466,291,620

Securities at amortized cost:
Government bonds		10,815,330	11,485,175	-	22,300,505
Financial institution bonds		80,367	1,770,925	-	1,851,292
Corporation bonds		-	7,239,123	-	7,239,123
		10,895,697	20,495,223	-	31,390,920

Other financial assets		-	29,465,771	14,209,213	43,674,984
	~~W~~	11,165,026	87,185,002	479,800,794	578,150,822
Liabilities:
Deposit liabilities:
Demand deposits	~~W~~	-	172,840,773	-	172,840,773
Time deposits		-	-	238,238,605	238,238,605
Certificate of deposit		-	-	16,970,158	16,970,158
Issued bill deposit		-	-	8,920,096	8,920,096
CMA deposits		-	4,889,093	-	4,889,093
Other		-	5,625,593	42,873	5,668,466
		-	183,355,459	264,171,732	447,527,191
Borrowing debts:
Call-money		-	1,437,100	-	1,437,100
Bills sold		-	-	11,846	11,846
Bonds sold under repurchase agreements		-	-	14,988,698	14,988,698
Borrowings		-	108,795	38,815,755	38,924,550
		-	1,545,895	53,816,299	55,362,194
Debt securities issued:
Borrowings in won		-	40,127,224	34,570,285	74,697,509
Borrowings in foreign currency		-	12,618,554	5,654,755	18,273,309
		-	52,745,778	40,225,040	92,970,818

Investment contract liabilities		-	-	1,536,393	1,536,393

Other financial liabilities		-	22,535,595	35,297,011	57,832,606
	~~W~~	-	260,182,727	395,046,475	655,229,202

(*) Cash is not included.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

4. Financial risk management (continued)

(g) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs are measured in accordance with the Group’s valuation methodologies, which are described in Note 4. (f) Measurement of fair value.

The carrying amounts of each category of financial assets and financial liabilities as of June 30, 2026 and December 31, 2025 are as follows:

		June 30, 2026
		Financial assets at FVTPL	Financial assets at FVOCI	Financial assets at amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	-	-	47,235,771	-	47,235,771
Due from banks at FVTPL		42,665	-	-	-	42,665
Securities at FVTPL		84,552,068	-	-	-	84,552,068
Derivatives assets		12,196,020	-	-	888,873	13,084,893
Loans at FVTPL		1,903,574	-	-	-	1,903,574
Loans at amortized cost (*)		-	-	480,920,150	-	480,920,150
Securities at FVOCI		-	105,628,769	-	-	105,628,769
Securities at amortized cost		-	-	33,274,891	-	33,274,891
Other financial assets		-	-	56,669,239	-	56,669,239
	~~W~~	98,694,327	105,628,769	618,100,051	888,873	823,312,020

		June 30, 2026
		Financial liabilities at FVTPL	Financial liabilities designated at FVTPL	Financial liabilities at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	-	-	475,494,126	-	475,494,126
Financial liabilities at FVTPL		2,211,812	-	-	-	2,211,812
Financial liabilities designated at FVTPL		-	6,949,782	-	-	6,949,782
Derivatives liabilities		11,382,996	-	-	1,868,024	13,251,020
Borrowings		-	-	61,297,979	-	61,297,979
Debt securities issued		-	-	90,848,181	-	90,848,181
Investment contract liabilities		-	-	1,592,464	-	1,592,464
Other financial liabilities (*)		-	-	74,732,660	-	74,732,660
	~~W~~	13,594,808	6,949,782	703,965,410	1,868,024	726,378,024

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

4. Financial risk management (continued)

(g) Classification by categories of financial instruments (continued)

The carrying amounts of each category of financial assets and financial liabilities as of June 30, 2026 and December 31, 2025 are as follows (continued):

		December 31, 2025
		Financial assets at FVTPL	Financial assets at FVOCI	Financial assets at amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	-	-	39,742,605	-	39,742,605
Due from banks at FVTPL		40,862	-	-	-	40,862
Securities at FVTPL		76,597,261	-	-	-	76,597,261
Derivatives assets		6,536,859	-	-	617,091	7,153,950
Loans at FVTPL		1,415,254	-	-	-	1,415,254
Loans at amortized cost (*)		-	-	464,773,880	-	464,773,880
Securities at FVOCI		-	103,216,950	-	-	103,216,950
Securities at amortized cost		-	-	31,944,368	-	31,944,368
Other financial assets		-	-	43,323,340	-	43,323,340
	~~W~~	84,590,236	103,216,950	579,784,193	617,091	768,208,470

		December 31, 2025
		Financial liabilities at FVTPL	Financial liabilities designated at FVTPL	Financial liabilities at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	-	-	447,648,971	-	447,648,971
Financial liabilities at FVTPL		2,312,487	-	-	-	2,312,487
Financial liabilities designated at FVTPL		-	6,378,064	-	-	6,378,064
Derivatives liabilities		5,872,403	-	-	1,148,443	7,020,846
Borrowings		-	-	55,394,834	-	55,394,834
Debt securities issued		-	-	92,991,422	-	92,991,422
Investment contract liabilities		-	-	1,536,393	-	1,536,393
Other financial liabilities (*)		-	-	57,890,911	-	57,890,911
	~~W~~	8,184,890	6,378,064	655,462,531	1,148,443	671,173,928

(*) Includes lease liabilities under K-IFRS No. 1116.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

5. Changes in subsidiaries

(a) The major consolidated subsidiaries excluded from the consolidated financial statements during the six-month period ended June 30, 2026 are as follows:

Category	Subsidiary	Reason
Excluded	Shinhan Securities America Inc.	Disposal

(b) There are no major consolidated subsidiaries included in or excluded from the consolidated financial statements during the year ended December 31, 2025.

6. Operating segments

(a) Segment information

General descriptions of operating segments as of June 30, 2026 are as follows:

Segment	Description

Banking	Credit to customers, lending to and receiving deposits from customers, and its accompanying work
Credit card	Sales of credit cards, short-term and long-term card loan services, installment financing, lease and its accompanying work
Securities	Securities trading, consignment trading, underwriting and its accompanying work
Insurance	Life insurance business, non-life insurance business and its accompanying work
Credit	Facility rental, new technology business financing, others and its accompanying work
Others	Business segments that do not belong to the above segments, such as real estate trust, investment advisory services, venture business investment and other remaining business

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

6. Operating segments (continued)

(b) The operating income (expense) and net income by operating segment for the six-month periods ended June 30, 2026 and 2025 are as follows:

		June 30, 2026
		Banking	Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment	Total
Net interest income (expense)	~~W~~	4,977,515	975,692	303,314	(116,431)	53,496	27,534	(62,616)	6,158,504
Net fees and commission income (expense)		668,974	428,087	755,335	(4,174)	14,089	251,231	16,213	2,129,755
Provision for credit losses		(364,761)	(472,080)	(11,308)	(11,876)	(55,719)	(60,229)	(452)	(976,425)
General and administrative expenses		(1,999,562)	(447,660)	(534,334)	(90,075)	(32,633)	(222,855)	111,023	(3,216,096)
Other income (expense), net		(188,359)	(89,442)	235,365	614,865	113,257	241,853	(392,543)	534,996
Operating income (expense)		3,093,807	394,597	748,372	392,309	92,490	237,534	(328,375)	4,630,734

Equity method income (loss)		10,269	3,107	5,653	(964)	25,086	14,394	(6,362)	51,183
Income tax expense		749,884	98,644	213,747	106,761	21,296	(3,350)	54,576	1,241,558
Profit for the period	~~W~~	2,416,876	307,023	577,648	272,472	94,695	246,626	(419,541)	3,495,799
Shareholders of the Parent Company	~~W~~	2,416,233	304,675	577,653	272,472	94,695	246,626	(469,625)	3,442,729
Non-controlling interests		643	2,348	(5)	-	-	-	50,084	53,070

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

6. Operating segments (continued)

(b) The operating income (expense) and net income by operating segment for the six-month periods ended June 30, 2026 and 2025 are as follows (continued):

		June 30, 2025
		Banking	Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment	Total
Net interest income (expense)	~~W~~	4,543,662	973,054	293,367	(85,399)	49,457	41,230	(96,531)	5,718,840
Net fees and commission income (expense)		514,661	424,411	298,883	(2,989)	10,802	178,535	15,818	1,440,121
Provision for credit losses		(374,005)	(509,579)	(46,399)	(5,573)	(86,848)	(33,760)	(1,040)	(1,057,204)
General and administrative expenses		(1,895,743)	(412,084)	(377,942)	(92,064)	(31,535)	(206,955)	116,265	(2,900,058)
Other income (expense), net		74,911	(91,970)	150,597	637,375	102,480	73,639	(190,260)	756,772
Operating income (expense)		2,863,486	383,832	318,506	451,350	44,356	52,689	(155,748)	3,958,471

Equity method income (loss)		(965)	(3,120)	39,407	(830)	36,952	621	42,613	114,678
Income tax expense		673,210	90,077	87,658	111,010	16,202	14,178	(8,933)	983,402
Profit for the period	~~W~~	2,222,724	301,840	258,873	328,628	63,939	41,837	(123,561)	3,094,280
Shareholders of the Parent Company	~~W~~	2,222,294	299,215	258,880	328,628	63,939	41,837	(177,394)	3,037,399
Non-controlling interests		430	2,625	(7)	-	-	-	53,833	56,881

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

6. Operating segments (continued)

(c) Net interest income from external customers by segment and inter-segment net interest income for the six-month periods ended June 30, 2026 and 2025 are as follows:

		June 30, 2026
		Banking	Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment (*)	Total
Net interest income from:
External customers (*)	~~W~~	4,972,971	1,005,152	320,738	(112,433)	57,477	(17,067)	(68,334)	6,158,504
Inter-segment transactions		4,544	(29,460)	(17,424)	(3,998)	(3,981)	44,601	5,718	-
	~~W~~	4,977,515	975,692	303,314	(116,431)	53,496	27,534	(62,616)	6,158,504

		June 30, 2025
		Banking	Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment (*)	Total
Net interest income from:
External customers (*)	~~W~~	4,543,060	999,084	299,679	(82,917)	58,311	5,995	(104,372)	5,718,840
Inter-segment transactions		602	(26,030)	(6,312)	(2,482)	(8,854)	35,235	7,841	-
	~~W~~	4,543,662	973,054	293,367	(85,399)	49,457	41,230	(96,531)	5,718,840

(*) Consolidated adjustments to net interest income from external customers relate to the fair value measurement of securities and other assets arising from business combination accounting.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

6. Operating segments (continued)

(d) Net fee and commission income from external customers by segment and inter-segment net fees and commission income for the six-month periods ended June 30, 2026 and 2025 are as follows:

		June 30, 2026
		Banking	Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment	Total
Net fee and commission income from:
External customers	~~W~~	690,953	455,902	760,352	2,200	13,658	206,690	-	2,129,755
Inter-segment transactions		(21,979)	(27,815)	(5,017)	(6,374)	431	44,541	16,213	-
	~~W~~	668,974	428,087	755,335	(4,174)	14,089	251,231	16,213	2,129,755

		June 30, 2025
		Banking	Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment	Total
Net fee and commission income from:
External customers	~~W~~	536,419	451,525	301,957	1,762	10,272	138,186	-	1,440,121
Inter-segment transactions		(21,758)	(27,114)	(3,074)	(4,751)	530	40,349	15,818	-
	~~W~~	514,661	424,411	298,883	(2,989)	10,802	178,535	15,818	1,440,121

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

7. Cash and due from banks at amortized cost

Restricted due from banks in accordance with Related Regulations or Acts as of June 30, 2026 and December 31, 2025 are as follows:

		June 30, 2026	December 31, 2025	Related regulations or acts
Deposits denominated in Korean won:
Reserve deposits	~~W~~	13,532,111	8,164,072	Article 55 of the Bank of Korea Act
Other		1,640,340	1,727,588	Article 74 of the Capital Markets and Financial Investment Business Act, etc.
		15,172,451	9,891,660

Deposits denominated in foreign currency		7,782,830	8,367,341	Articles of the Bank of Korea Act, New York State Banking Act, derivatives related, etc.
	~~W~~	22,955,281	18,259,001

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

8. Financial assets at fair value through profit or loss

(a) Financial assets at fair value through profit or loss as of June 30, 2026 and December 31, 2025 are as follows:

		June 30, 2026	December 31, 2025
Securities:
Debt instruments
Governments	~~W~~	8,434,792	8,933,644
Financial institutions		5,347,044	8,572,717
Corporations		17,903,992	15,340,624
Stocks with put option		630,609	620,258
Equity investment with put option		5,813,702	5,737,916
Beneficiary certificates		18,131,678	16,068,876
Commercial papers		8,831,935	8,605,755
CMA		3,932,060	3,694,196
Others (*)		5,488,486	3,530,206
		74,514,298	71,104,192
Equity instruments
Stocks		8,665,976	4,370,515
Equity investment		3,198	5,981
Others		563,422	492,905
		9,232,596	4,869,401
Gold/silver deposits		805,174	623,668
	~~W~~	84,552,068	76,597,261

Loans		1,903,574	1,415,254
Due from banks		42,665	40,862
	~~W~~	86,498,307	78,053,377

(*) As of June 30, 2026 and December 31, 2025, restricted deposits for investor deposits (trusts) amounted to ~~W~~ 5,002,789 million and ~~W~~ 2,965,469 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

9. Derivatives

(a) The notional amounts of derivatives outstanding as of June 30, 2026 and December 31, 2025 are as follows:

		June 30, 2026	December 31, 2025
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	205,064,984	186,552,883
Currency swaps		81,204,429	68,522,136
Currency options		5,748,061	3,410,253
		292,017,474	258,485,272
Exchange traded:
Currency futures		2,150,929	1,982,556
		294,168,403	260,467,828
Interest rate related:
Over the counter:
Interest rate forwards and swaps		71,153,122	65,847,009
Interest rate options		3,329,000	926,000
		74,482,122	66,773,009
Exchange traded:
Interest rate futures		3,106,910	3,962,031
Interest rate swaps (*)		220,641,565	175,593,544
		223,748,475	179,555,575
		298,230,597	246,328,584
Credit related:
Over the counter:
Credit swaps		5,996,191	5,079,897
Total return swaps		871,023	841,964
		6,867,214	5,921,861
Equity related:
Over the counter:
Equity swaps and forwards		5,868,384	2,811,480
Equity options		2,171,084	2,283,749
		8,039,468	5,095,229
Exchange traded:
Equity futures		3,034,525	1,357,692
Equity options		106,657	492,549
		3,141,182	1,850,241
		11,180,650	6,945,470
Commodity related:
Over the counter:
Commodity swaps and forwards		3,018,455	1,698,190

Exchange traded:
Commodity futures and options		428,445	249,235
		3,446,900	1,947,425
Hedge:
Currency forwards		3,490,248	3,713,759
Currency swaps		10,684,779	9,059,479
Interest rate forwards and swaps		16,010,389	13,612,757
		30,185,416	26,385,995
	~~W~~	644,079,180	547,997,163

(*) The notional amounts of derivatives outstanding that are to be settled in the ‘Central Counter Party (CCP)’system.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

9. Derivatives (continued)

(b) Fair values of derivatives as of June 30, 2026 and December 31, 2025 are as follows:

		June 30, 2026		December 31, 2025
		Assets	Liabilities	Assets	Liabilities
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	6,162,886	3,689,563	3,384,263	2,215,089
Currency swaps		2,716,606	5,253,029	1,703,067	2,625,865
Currency options		44,793	44,389	9,043	18,497
		8,924,285	8,986,981	5,096,373	4,859,451
Exchange traded:
Currency futures		645	5,405	107	3,365
		8,924,930	8,992,386	5,096,480	4,862,816
Interest rate related:
Over the counter:
Interest rate forwards and swaps		2,080,231	1,191,349	817,433	754,732
Interest rate options		34,697	92,345	-	29,468
		2,114,928	1,283,694	817,433	784,200
Exchange traded:
Interest rate futures		1,051	909	1,605	808
		2,115,979	1,284,603	819,038	785,008
Credit related:
Over the counter:
Credit swaps		40,763	7,207	40,643	7,187
Total return swaps		443,384	19,181	458,469	6,510
		484,147	26,388	499,112	13,697
Equity related:
Over the counter:
Equity swap and forwards		472,457	848,754	43,121	48,500
Equity options		7,457	15,432	5,880	17,480
		479,914	864,186	49,001	65,980
Exchange traded:
Equity futures		4,051	1,897	10,401	663
Equity options		19,070	14,807	43,595	24,835
		23,121	16,704	53,996	25,498
		503,035	880,890	102,997	91,478
Commodity related:
Over the counter:
Commodity swaps and forwards		113,390	193,815	11,044	110,854
Exchange traded:
Commodity futures and options		54,539	4,914	8,188	8,550
		167,929	198,729	19,232	119,404
Hedge:
Currency forwards		1,813	311,006	18,997	176,304
Currency swaps		835,718	518,894	521,120	344,888
Interest rate forwards and swaps		51,342	1,038,124	76,974	627,251
		888,873	1,868,024	617,091	1,148,443
	~~W~~	13,084,893	13,251,020	7,153,950	7,020,846

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

9. Derivatives (continued)

(c) Gain or loss on valuation of derivatives for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

		June 30, 2026		June 30, 2025
		Three- month	Six- month	Three- month	Six- month
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	31,182	1,251,645	(1,237,866)	(1,040,992)
Currency swaps		(436,213)	(1,799,252)	1,340,705	1,345,858
Currency options		8,483	19,370	(2,577)	(1,703)
		(396,548)	(528,237)	100,262	303,163
Exchange traded:
Currency futures		2,030	(1,461)	6,868	4,468
		(394,518)	(529,698)	107,130	307,631
Interest rates related:
Over the counter:
Interest rate forwards and swaps		459,574	768,675	163,953	53,811
Interest rate options		(9,899)	(17,989)	(2,152)	(2,848)
		449,675	750,686	161,801	50,963
Exchange traded:
Interest rate futures and others		(2,161)	159	3,325	(246)
		447,514	750,845	165,126	50,717
Credit related:
Over the counter:
Credit swaps		2,088	(6,563)	(7,216)	8,555
Total return swaps		(889)	(26,178)	-	-
		1,199	(32,741)	(7,216)	8,555

Equity related:
Over the counter:
Equity swap and forwards		(400,141)	(391,640)	97,304	181,870
Equity options		168	1,012	860	470
		(399,973)	(390,628)	98,164	182,340
Exchange traded:
Equity futures		16,313	1,293	11,912	3,048
Equity options		(22,088)	(72)	1,058	2,526
		(5,775)	1,221	12,970	5,574
		(405,748)	(389,407)	111,134	187,914
Commodity related:
Over the counter:
Commodity swaps and forwards		(143,963)	(5,406)	(12,620)	34,126

Exchange traded:
Commodity futures and options		95,965	50,610	1,648	(4,594)
		(47,998)	45,204	(10,972)	29,532
Hedge:		(264,549)	(540,079)	(106,510)	1,302
	~~W~~	(664,100)	(695,876)	258,692	585,651

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

9. Derivatives (continued)

(d) The notional amounts and the average hedge ratios for hedging instruments as of June 30, 2026 and December 31, 2025 are as follows:

		June 30, 2026
		1 year or less	1~2 years	2~3 years	3~4 years	4~5 years	5 years or more	Total
Interest rate risk:
Notional values:	~~W~~	2,445,149	3,923,652	2,547,760	2,070,392	1,650,027	3,373,409	16,010,389
Average price condition (*1)		3.51%	4.22%	4.29%	3.76%	3.51%	4.15%	3.98%
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Exchange risk: (*2)
Notional values:	~~W~~	5,255,264	1,992,793	4,471,450	1,997,933	1,204,273	1,461,985	16,383,698
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

(*1) Interest rate swaps consist of 3M CD, USD SOFR, 3M USD Libor, 3M Euribor, 3M AUD Bond and 3M JPY TONAR.

(*2) The average exchange rates of net investment hedge instruments are USD/KRW 1,358.15, JPY/KRW 9.47, EUR/KRW 1,532.73, GBP/KRW 1,693.52, AUD/KRW 909.08, CAD/KRW 1,057.94, SEK/KRW 133.55.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

9. Derivatives (continued)

(d) The notional amounts and the average hedge ratios for hedging instruments as of June 30, 2026 and December 31, 2025 are as follows (continued):

		December 31, 2025
		1 year or less	1~2 years	2~3 years	3~4 years	4~5 years	5 years or more	Total
Interest rate risk:
Notional values:	~~W~~	2,485,060	2,219,475	2,553,701	2,008,399	450,481	3,895,641	13,612,757
Average price condition (*1)		1.86%	1.60%	1.75%	1.73%	1.14%	0.42%	1.34%
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Exchange risk: (*2)
Notional values:	~~W~~	4,344,598	3,288,511	3,353,841	1,941,689	992,587	747,109	14,668,335
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

(*1) Interest rate swaps consist of 3M CD, USD SOFR, 3M USD Libor, 3M Euribor, 3M AUD Bond and 3M JPY TONAR.

(*2) The average exchange rates of net investment hedge instruments are USD/KRW 1,307.41, JPY/KRW 9.43, EUR/KRW 1,487.33, GBP/KRW 1,568.02, AUD/KRW 896.37, CAD/KRW 999.37 and SEK/KRW 131.64.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

10. Securities at fair value through other comprehensive income and securities at amortized cost

(a) Details of securities at FVOCI and securities at amortized cost as of June 30, 2026 and December 31, 2025 are as follows:

		June 30, 2026	December 31, 2025
Securities at FVOCI:
Debt securities:
Government bonds	~~W~~	44,370,486	44,038,340
Financial institutions bonds		37,119,852	35,435,282
Corporate bonds and others		21,970,820	21,809,284
		103,461,158	101,282,906
Equity securities (*):
Stocks		1,966,439	1,830,922
Equity investments		694	594
Others		200,478	102,528
		2,167,611	1,934,044
		105,628,769	103,216,950
Securities at amortized cost:
Debt securities:
Government bonds		22,781,510	22,779,176
Financial institutions bonds		2,461,669	1,837,790
Corporate bonds and others		8,031,712	7,327,402
		33,274,891	31,944,368
	~~W~~	138,903,660	135,161,318

(*) The equity securities are designated as FVOCI, as the Group has exercised the FVOCI option for reasons including policy-driven holding requirements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

10. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(b) Changes in carrying amount of debt securities at fair value through other comprehensive income and securities at amortized cost for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows:

		June 30, 2026
		Debt securities at FVOCI			Debt securities at amortized cost
		12-month expected credit losses	Lifetime expected credit losses	Total	12-month expected credit losses	Lifetime expected credit losses	Total

Beginning balance	~~W~~	101,256,075	26,831	101,282,906	31,953,059	-	31,953,059
Transfer (from) to 12-month expected credit losses		9,944	(9,944)	-	-	-	-
Transfer (from) to lifetime expected credit losses		(9,989)	9,989	-	-	-	-
Net change (*)		2,175,376	2,876	2,178,252	1,330,672	-	1,330,672
Ending balance	~~W~~	103,431,406	29,752	103,461,158	33,283,731	-	33,283,731

		December 31, 2025
		Debt securities at FVOCI			Debt securities at amortized cost
		12-month expected credit losses	Lifetime expected credit losses	Total	12-month expected credit losses	Lifetime expected credit losses	Total

Beginning balance	~~W~~	91,955,452	60,758	92,016,210	33,322,543	3,644	33,326,187
Transfer (from) to 12-month expected credit losses		5,276	(5,276)	-	-	-	-
Transfer (from) to lifetime expected credit losses		(2,939)	2,939	-	-	-	-
Net change (*)		9,298,286	(31,590)	9,266,696	(1,369,484)	(3,644)	(1,373,128)
Ending balance	~~W~~	101,256,075	26,831	101,282,906	31,953,059	-	31,953,059

(*) Includes the effects of purchases, disposals, redemptions, valuations, changes in foreign exchange rates, and the amortization of fair value adjustments recognized through business combination accounting, among others.

.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

10. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(c) Changes in allowance for credit losses of debt securities at fair value through other comprehensive income and securities at amortized cost for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows:

		June 30, 2026
		Debt securities at FVOCI			Debt securities at amortized cost
		12-month expected credit losses	Lifetime expected credit losses	Total	12-month expected credit losses	Lifetime expected credit losses	Total

Beginning balance	~~W~~	57,762	2,539	60,301	8,691	-	8,691
Transfer (from) to 12-month expected credit losses		132	(132)	-	-	-	-
Transfer (from) to lifetime expected credit losses		(70)	70	-	-	-	-
Provision (reversal)		2,572	(2,437)	135	214	-	214
Disposal and others (*)		(1,671)	47	(1,624)	(65)	-	(65)
Ending balance	~~W~~	58,725	87	58,812	8,840	-	8,840

		December 31, 2025
		Debt securities at FVOCI			Debt securities at amortized cost
		12-month expected credit losses	Lifetime expected credit losses	Total	12-month expected credit losses	Lifetime expected credit losses	Total

Beginning balance	~~W~~	38,250	96	38,346	10,137	51	10,188
Transfer (from) to 12-month expected credit losses		17	(17)	-	-	-	-
Transfer (from) to lifetime expected credit losses		(3)	3	-	-	-	-
Provision (reversal)		23,479	2,437	25,916	(1,196)	(47)	(1,243)
Disposal and others (*)		(3,981)	20	(3,961)	(250)	(4)	(254)
Ending balance	~~W~~	57,762	2,539	60,301	8,691	-	8,691

(*) Includes the effects of restructuring of loans, debt-to-equity swaps, and changes in foreign exchange rates, among others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

10. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(d) Gains and losses on disposal of securities at fair value through other comprehensive income and securities at amortized cost for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

		June 30, 2026		June 30, 2025
		Three-month	Six- month	Three-month	Six- month
Gain on disposal of securities at FVOCI	~~W~~	22,558	62,449	85,537	187,294
Loss on disposal of securities at FVOCI		(29,881)	(48,706)	(14,074)	(41,288)
Gain on disposal of securities at amortized cost (*)		-	5	-	1
Loss on disposal of securities at amortized cost (*)		(5)	(24)	(11)	(39)
	~~W~~	(7,328)	13,724	71,452	145,968

(*) The reason for the disposal of securities measured at amortized cost includes partial repayment of the bonds, among others.

(e) Income or loss on equity securities at fair value through other comprehensive income

i) Dividend income recognized relating to equity instruments designated as financial assets at fair value through other comprehensive income during the six-month periods ended June 30, 2026 and 2025, are as follows:

		June 30, 2026	June 30, 2025

Dividend income recognized on equity instruments derecognized during the reporting period	~~W~~	5,189	1,465
Dividend income recognized on equity instruments held at the end of the reporting period		46,812	42,208
	~~W~~	52,001	43,673

ii) The details of disposal of equity securities designated at fair value through other comprehensive income for the six-month periods ended June 30, 2026 and 2025 are as follows:

		Fair value at the date of disposal		Cumulative net gain (loss) at the time of disposal
		June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Stocks	~~W~~	305,961	63,911	19,464	2,811
Contingent convertible bonds		-	1,687	-	11
	~~W~~	305,961	65,598	19,464	2,822

(*) The reason for the disposal of stocks at fair value through other comprehensive income includes the disposal of stocks acquired through debt-to-equity swaps, and the cumulative valuation gains and losses were reclassified to retained earnings.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

11. Loans at amortized cost, etc.

(a) The composition of loans at amortized cost by customer as of June 30, 2026 and December 31, 2025 are as follows:

		June 30, 2026	December 31, 2025
Retail loans	~~W~~	177,035,976	173,568,321
Corporate loans (*)		272,230,370	259,593,754
Public and other loans		4,605,492	4,845,465
Loans between banks		1,654,302	1,691,536
Credit card receivables		29,103,525	28,653,978
		484,629,665	468,353,054
Discount		(24,897)	(26,251)
Deferred loan origination costs		756,536	727,749
		485,361,304	469,054,552
Less: Allowance for credit losses		(4,441,154)	(4,280,672)
	~~W~~	480,920,150	464,773,880

(*) Includes SOHO loans, among others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

11. Loans at amortized cost, etc. (continued)

(b) Changes in carrying amounts of loans at amortized cost, etc. for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows:

		June 30, 2026
		Loans at amortized cost			Due from banks at amortized cost and other financial assets			Total
		12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset

Beginning balance	~~W~~	400,019,377	65,209,460	3,825,715	80,303,547	219,944	181,787	549,759,830
Transfer (from) to 12 months expected credit losses		13,025,696	(12,999,769)	(25,927)	27,741	(26,275)	(1,466)	-
Transfer (from) to lifetime expected credit losses		(16,961,648)	17,107,360	(145,712)	(48,054)	48,633	(579)	-
Transfer (from) to credit- impaired financial assets		(741,898)	(1,288,171)	2,030,069	(7,878)	(21,767)	29,645	-
Net change (*1)		15,505,727	2,031,353	168,383	20,827,155	137,655	57,689	38,727,962
Charge off (*2)		-	-	(827,277)	-	-	(31,608)	(858,885)
Disposal		-	(25,133)	(546,301)	-	(23)	(2,820)	(574,277)
Ending balance	~~W~~	410,847,254	70,035,100	4,478,950	101,102,511	358,167	232,648	587,054,630

(*1) Includes the effects of the issuance, collection, restructuring of loans, debt-to-equity swaps, and changes in foreign exchange rates, among others.

(*2) The amount of uncollected loans currently in recovery (principal and interest) is ~~W~~ 10,654,254 million, which is written off as of June 30, 2026.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

11. Loans at amortized cost, etc. (continued)

(b) Changes in carrying amounts of loans at amortized cost, etc. for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows (continued):

		December 31, 2025
		Loans at amortized cost			Due from banks at amortized cost and other financial assets			Total
		12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset

Beginning balance	~~W~~	384,078,752	66,060,111	3,722,306	61,488,945	235,252	217,158	515,802,524
Transfer (from) to 12 months expected credit losses		17,609,453	(17,573,814)	(35,639)	33,235	(33,122)	(113)	-
Transfer (from) to lifetime expected credit losses		(21,713,358)	22,047,397	(334,039)	(50,051)	50,130	(79)	-
Transfer (from) to credit- impaired financial assets		(1,674,648)	(1,325,647)	3,000,295	(6,288)	(16,627)	22,915	-
Net change (*1)		21,729,176	(3,938,393)	1,122,288	18,837,706	(14,525)	41,033	37,777,285
Charge off (*2)		-	-	(2,027,917)	-	-	(92,749)	(2,120,666)
Disposal		(9,998)	(60,194)	(1,621,579)	-	(1,164)	(6,378)	(1,699,313)
Ending balance	~~W~~	400,019,377	65,209,460	3,825,715	80,303,547	219,944	181,787	549,759,830

(*1) Includes the effects of the issuance, collection, restructuring of loans, debt-to-equity swaps, and changes in foreign exchange rates, among others.

(*2) The amount of uncollected loans currently in recovery (principal and interest) is ~~W~~ 10,682,802 million, which is written off as of December 31, 2025.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

11. Loans at amortized cost, etc. (continued)

(c) Changes in allowances for credit losses of loans at amortized cost, etc. for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows:

		June 30, 2026
		Loans at amortized cost			Due from banks at amortized cost and other financial assets			Total
		12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset

Beginning allowance	~~W~~	1,197,354	1,423,810	1,659,508	398,799	10,410	148,207	4,838,088
Transfer (from) to 12-months expected credit losses		217,863	(212,751)	(5,112)	534	(487)	(47)	-
Transfer (from) to lifetime expected credit losses		(101,906)	131,931	(30,025)	(410)	445	(35)	-
Transfer (from) to credit- impaired financial assets		(26,115)	(191,839)	217,954	(94)	(9,432)	9,526	-
Provision (reversal)		(103,312)	211,839	835,060	(2,492)	10,292	42,827	994,214
Charge off		-	-	(827,277)	-	-	(31,608)	(858,885)
Amortization of discount		-	-	(20,933)	-	-	-	(20,933)
Disposal		-	(14,889)	(164,069)	-	(1)	(1,886)	(180,845)
Collection		-	-	197,915	-	-	1,289	199,204
Others (*)		15,772	8,633	21,743	(10,755)	35	(716)	34,712
Ending allowance	~~W~~	1,199,656	1,356,734	1,884,764	385,582	11,262	167,557	5,005,555

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

11. Loans at amortized cost, etc. (continued)

(c) Changes in allowances for credit losses of loans at amortized cost, etc. for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows (continued):

		December 31, 2025
		Loans at amortized cost			Due from banks at amortized cost and other financial assets			Total
		12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset

Beginning allowance	~~W~~	1,270,300	1,531,751	1,763,880	394,484	14,752	186,410	5,161,577
Transfer (from) to 12-months expected credit losses		280,731	(277,432)	(3,299)	654	(613)	(41)	-
Transfer (from) to lifetime expected credit losses		(117,140)	161,670	(44,530)	(869)	891	(22)	-
Transfer (from) to credit- impaired financial assets		(35,152)	(215,919)	251,071	(1,957)	(5,084)	7,041	-
Provision (reversal)		(191,921)	235,264	1,970,794	4,759	507	64,769	2,084,172
Charge off		-	-	(2,027,917)	-	-	(92,749)	(2,120,666)
Amortization of discount		-	-	(39,119)				(39,119)
Disposal		-	(3,758)	(545,618)	-	(37)	(5,663)	(555,076)
Collection		-	-	343,795	-	-	2,688	346,483
Others (*)		(9,464)	(7,766)	(9,549)	1,728	(6)	(14,226)	(39,283)
Ending allowance	~~W~~	1,197,354	1,423,810	1,659,508	398,799	10,410	148,207	4,838,088

(*) Includes the effects of restructuring of loans, debt-to-equity swaps, and changes in foreign exchange rates, among others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

12. Investments in associates

(a) Investments in associates as of June 30, 2026 and December 31, 2025 are as follows:

Investees	Country	Reporting date	Ownership (%)
			June 30, 2026	December 31, 2025
BNP Paribas Cardif Life Insurance (*1), (*7)	Korea	March 31, 2026	14.99	14.99
Shinhan-Neoplux Energy Newbiz Fund	Korea	June 30, 2026	31.66	31.66
Shinhan-Albatross Technology Investment Fund (*1)	Korea	May 31, 2026	50.00	50.00
Shinhan Praxis K-Growth Global Private Equity Fund (*7)	Korea	June 30, 2026	14.15	14.15
Kiwoom Milestone Professional Private Real Estate Trust 19	Korea	June 30, 2026	50.00	50.00
Shinhan Global Healthcare Fund 1 (*7)	Korea	June 30, 2026	4.41	4.41
Koramco Europe Core Private Placement Real Estate Fund No.2-2	Korea	June 30, 2026	44.02	44.02
Shinhan-Nvestor Liquidity Solution Fund	Korea	June 30, 2026	24.92	24.92
Nomura-Rifa Private Real Estate Investment Trust 19	Korea	June 30, 2026	31.20	31.20
Genesis North America Power Company No.1 PEF	Korea	June 30, 2026	39.91	43.84
Korea Finance Security Co., Ltd. (*1), (*7)	Korea	March 31, 2026	14.91	14.91
MIEL CO., LTD. (*1), (*2)	Korea	December 31, 2025	28.77	28.77
AIP Transportation Specialized Privately Placed Fund Trust #1	Korea	June 30, 2026	35.73	35.73
Kiwoom-Shinhan Innovation Fund I	Korea	June 30, 2026	50.00	50.00
Samchully Midstream Private Placement Special Asset Fund 5-4	Korea	June 30, 2026	41.67	41.67
MK Ventures-K Clavis Growth Capital Venture Fund 1 (*5)	Korea	-	-	26.67
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37 (*4)	Korea	June 30, 2026	60.00	60.00
Milestone Private Real Estate Fund 3	Korea	June 30, 2026	32.06	32.06
Nomura-Rifa Private Real Estate Investment Trust 31	Korea	June 30, 2026	31.31	31.31
FuturePlay-Shinhan TechInnovation Fund 1	Korea	June 30, 2026	50.00	50.00
Vogo Realty Partners Private Real Estate Fund V	Korea	June 30, 2026	21.64	21.64
Korea Credit Bureau (*1), (*7)	Korea	March 31, 2026	9.00	9.00
Goduck Gangil1 PFV Co., Ltd. (*1), (*7)	Korea	March 31, 2026	1.04	1.04
SBC PFV Co., Ltd. (*1), (*7), (*8)	Korea	March 31, 2026	25.00	25.00
NH-amundi global infra private fund 16	Korea	June 30, 2026	50.00	50.00
SH BNCT Professional Investment Type Private Special Asset Investment Trust (*9)	Korea	June 30, 2026	72.50	72.50
IGIS Real-estate Private Investment Trust No.33	Korea	June 30, 2026	24.18	24.18
Fidelis Global Private Real Estate Trust No.2 (*6)	Korea	June 30, 2026	79.63	79.63

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

12. Investments in associates (continued)

(a) Investments in associates as of June 30, 2026 and December 31, 2025 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			June 30, 2026	December 31, 2025
AIP EURO PRIVATE REAL ESTATE TRUST No. 12	Korea	June 30, 2026	28.70	28.70
Shinhan Global Healthcare Fund 2 (*7)	Korea	June 30, 2026	13.68	13.68
Shinhan AIM Real Estate Fund No.1	Korea	June 30, 2026	21.01	21.01
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust	Korea	June 30, 2026	22.02	22.02
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust	Korea	June 30, 2026	29.19	29.19
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2 (*6)	Korea	June 30, 2026	71.43	71.43
Korea Omega-Shinhan Project Fund I	Korea	June 30, 2026	50.00	50.00
Samsung SRA Real Estate Professional Private 45	Korea	June 30, 2026	25.00	25.00
IBK Global New Renewable Energy Special Asset Professional Private2	Korea	June 30, 2026	28.98	28.98
Kakao-Shinhan 1st TNYT Fund	Korea	June 30, 2026	48.62	48.62
Pacific Private Placement Real Estate Fund No.40	Korea	June 30, 2026	24.73	24.73
LB Scotland Amazon Fulfillment Center Fund 29 (*4)	Korea	June 30, 2026	65.00	65.00
JR AMC Hungary Budapest Office Fund 16	Korea	June 30, 2026	34.87	34.87
Gyeonggi-Neoplux Superman Fund	Korea	June 30, 2026	21.76	21.76
NewWave 6th Fund	Korea	June 30, 2026	30.00	30.00
Neoplux No.3 Private Equity Fund (*3)	Korea	June 30, 2026	10.00	10.00
PCC Amberstone Private Equity Fund I	Korea	June 30, 2026	21.67	21.67
KIAMCO POWERLOAN TRUST 4TH	Korea	June 30, 2026	47.37	47.37
Neoplux Market-Frontier Secondary Fund (*3)	Korea	June 30, 2026	19.74	19.74
KIAMCO Vietnam Solar Special Asset Private Investment Trust	Korea	June 30, 2026	50.00	50.00
SHINHAN-NEO Core Industrial Technology Fund	Korea	June 30, 2026	49.75	49.75
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2	Korea	June 30, 2026	30.00	30.00
Eum Private Equity Fund No.7	Korea	June 30, 2026	21.00	21.00
AJ-KOSNET Semicon One Venture Fund	Korea	June 30, 2026	22.22	22.22
Genesis Eco No.1 PEF	Korea	June 30, 2026	29.00	29.00
SHINHAN-NEO Market-Frontier 2nd Fund	Korea	June 30, 2026	42.70	42.70
Ulmus SHC innovation investment fund (*5)	Korea	-	-	24.04

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

12. Investments in associates (continued)

(a) Investments in associates as of June 30, 2026 and December 31, 2025 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			June 30, 2026	December 31, 2025
T Core Industrial Technology 1st Venture PEF	Korea	June 30, 2026	31.47	31.47
Kiwoom-Shinhan Innovation Fund 2	Korea	June 30, 2026	42.86	42.86
ETRI Holdings-Shinhan 1st Unicorn Fund	Korea	June 30, 2026	50.00	50.00
AVES 1st Corporate Recovery Private Equity Fund (*4)	Korea	June 30, 2026	76.19	76.19
Reverent-Shinhan Vista Fund (*3)	Korea	June 30, 2026	13.41	13.41
JS Shinhan Private Equity Fund (*3)	Korea	June 30, 2026	3.85	3.85
META TB ESG Private Equity Fund I	Korea	June 30, 2026	27.40	27.40
Shinhan VC tomorrow venture fund 1	Korea	June 30, 2026	39.62	39.62
Stonebridge-Shinhan Unicorn Secondary Fund	Korea	June 30, 2026	26.01	26.01
Tres-Yujin Trust	Korea	June 30, 2026	50.00	50.00
Capstone REITs No.26	Korea	June 30, 2026	50.00	50.00
JB Incheon-Bucheon REITS No.54	Korea	June 30, 2026	39.31	39.31
KB Oaktree Trust No.3	Korea	June 30, 2026	33.33	33.33
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2	Korea	June 30, 2026	29.73	29.73
Shinhan JigaeNamsan Road Private Special Asset Investment Trust	Korea	June 30, 2026	24.85	24.85
KB Distribution Private Real Estate 3-1	Korea	June 30, 2026	37.50	37.50
Pacific Private Investment Trust No.49-1 (*5)	Korea	-	-	79.28
KIWOOM Real estate private placement fund for normal investors No. 31 (*6)	Korea	June 30, 2026	60.00	60.00
RIFA Real estate private placement fund for normal investors No. 51	Korea	June 30, 2026	40.00	40.00
Shinhan-Kunicorn first Fund	Korea	June 30, 2026	38.31	38.31
Shinhan-Quantum Startup Fund	Korea	June 30, 2026	49.18	49.18
Korea Investment develop seed Trust No.1	Korea	June 30, 2026	40.00	40.00
STIC ALT Global II Private Equity Fund	Korea	June 30, 2026	21.74	21.74
DDI LVC Master Real Estate Investment Trust Co., Ltd. (*1), (*7)	Korea	March 31, 2026	15.00	15.00
Find-Green New Deal 2nd Equity Fund	Korea	June 30, 2026	22.57	22.57
ShinhanFitrin 1st Technology Business Investment Association (*3)	Korea	June 30, 2026	16.17	16.17
Koramco Private Real Estate Fund 143	Korea	June 30, 2026	30.30	30.30
Korea Investment Top Mezzanine Private Real Estate Trust No.1	Korea	June 30, 2026	22.22	22.22
LB YoungNam Logistics Private Trust No.40	Korea	June 30, 2026	25.00	25.00
Shinhan-Cognitive Start-up Fund L.P.	Korea	June 30, 2026	32.79	32.77
Logisvalley Shinhan REIT Co., Ltd. (*1)	Korea	March 31, 2026	20.27	20.27

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

12. Investments in associates (continued)

(a) Investments in associates as of June 30, 2026 and December 31, 2025 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			June 30, 2026	December 31, 2025
Shinhan-G.N.Tech Smart Innovation Fund	Korea	June 30, 2026	50.00	50.00
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st	Korea	June 30, 2026	50.00	50.00
Korea Investment Green Newdeal Infra Trust No.1	Korea	June 30, 2026	27.97	27.97
BTS 2nd Private Equity Fund (*1)	Korea	May 31, 2026	26.00	26.00
NH-J&-IBKC Label Technology Fund	Korea	June 30, 2026	27.81	27.81
Shinhan-Sneak Peek Bio&Healthcare Bounce Back Fund	Korea	June 30, 2026	50.00	50.00
Shinhan-iSquare Venture PEF 1st	Korea	June 30, 2026	40.00	40.00
Nextrade Co., Ltd. (*7)	Korea	June 30, 2026	8.00	8.00
IBKC-Behigh Fund 1st	Korea	June 30, 2026	29.73	29.73
Aurum-Korea Global Bio Healthcare New Tech Fund No.2	Korea	June 30, 2026	20.12	20.12
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1 (*5)	Korea	-	-	20.83
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18	Korea	June 30, 2026	28.57	28.57
KORAMCO REITS Mezzanine Trust No.38 (*5)	Korea	-	-	75.00
TogetherKorea Private Investment Trust No. 6 (*6)	Korea	June 30, 2026	99.98	99.98
TogetherKorea Private Investment Trust No. 7 (*6)	Korea	June 30, 2026	99.98	99.98
Kiwoom Materials, Parts and Equipment 3 New Technology Business Investment Fund	Korea	June 30, 2026	34.75	34.75
Penture K-Content Investment Fund (*7)	Korea	June 30, 2026	19.78	19.78
2023 shinhan-JB Woori-Daishin Listed enterprise Mezzanine New Technology Investment Fund	Korea	June 30, 2026	30.00	30.00
Hana Alternative Investment Kosmes PCBO General PEF No. 1	Korea	June 30, 2026	37.04	37.04
Shinhan-Timefolio Bio Accelerator Fund	Korea	June 30, 2026	48.39	48.39
Shinhan M&A-ESG Fund	Korea	June 30, 2026	23.33	23.33
SHINHAN Mid and SMALL-SIZED OFFICE VALUE-ADDED MO REIT Co., Ltd.	Korea	June 30, 2026	28.43	28.43
Shinhan Time Secondary Blind Fund	Korea	June 30, 2026	47.50	47.50
Shinhan DS Secondary Investment Fund	Korea	June 30, 2026	49.83	49.83
Shinhan-OpenWater Pre-IPO Fund-1	Korea	June 30, 2026	50.00	50.00
Shinhan-CJ TechInnovation Fund 1st	Korea	June 30, 2026	40.00	40.00
Shinhan-Eco Venture Fund 2nd	Korea	June 30, 2026	40.00	40.00
Heungkuk-Shinhan The First Visionary Fund No.1	Korea	June 30, 2026	40.00	40.00
Koreainvestment-Shinhan-LEP K beauty	Korea	June 30, 2026	22.96	22.96
Shinhan HB Wellness 1st Fund	Korea	June 30, 2026	48.54	48.54

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

12. Investments in associates (continued)

(a) Investments in associates as of June 30, 2026 and December 31, 2025 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			June 30, 2026	December 31, 2025
Korea real Asset Fund No.3	Korea	June 30, 2026	28.57	28.57
Timefolio Tech Fund I	Korea	June 30, 2026	21.18	21.18
PineStreet Global Corporate FoF XIII-2 (*6)	Korea	June 30, 2026	100.00	100.00
IGIS Yongsan Office General Private Real Estate Investment Trust 518	Korea	June 30, 2026	26.22	26.22
SH K-REITs Infra Real Estate Investment Trust (FoFs)	Korea	June 30, 2026	23.30	23.30
Samsung-Dunamu Innovation IT Fund No.1	Korea	June 30, 2026	22.99	22.99
Time Robotics fund	Korea	June 30, 2026	29.86	29.86
Ascent-Welcome Fund2	Korea	June 30, 2026	27.65	27.65
Igis General PE Real Estate Investment Trust 517-1 (*6)	Korea	June 30, 2026	96.77	96.71
Consus Osansegyo No.2	Korea	June 30, 2026	50.00	50.00
Shinhan AIM Private Fund of Fund 9-B	Korea	June 30, 2026	25.00	25.00
Shinhan General Private Real Estate Investment Trust No.3	Korea	June 30, 2026	20.75	20.75
Paros Kosdaq Venture General Private Investment Trust No. 5	Korea	June 30, 2026	29.45	29.45
Shinhan-soo secondary Fund (*6)	Korea	June 30, 2026	77.61	77.61
TECHFIN RATINGS Co., Ltd. (*1)	Korea	March 31, 2026	45.00	45.00
Songpa biz cluster PFV Co., Ltd. (*1), (*7), (*10)	Korea	March 31, 2026	27.40	27.40
Planeta PTE LTD	Singapore	June 30, 2026	33.33	33.33
The E&Shinhan New Growth Up Fund	Korea	June 30, 2026	50.00	50.00
HHR Special Situation Real Estate Private Investment Trust No. 13	Korea	June 30, 2026	20.00	20.00
Shinhan-GB FutureFlow Fund L.P.	Japan	June 30, 2026	50.00	50.00
Credila Financial Services (*1), (*7)	India	March 31, 2026	10.06	10.06
Shinhan-DS Mezzanine Fund 1 (*7)	Korea	June 30, 2026	15.09	15.09
Shinhan Time BM sobujang Fund	Korea	June 30, 2026	29.41	29.41
Tigris Fund No. 58	Korea	June 30, 2026	20.83	20.83
Shinhan Market-Frontier Fund Ⅲ	Korea	June 30, 2026	44.02	44.02
Fine North America Credit Private Mixed Asset Investment Trust 22 (*6)	Korea	June 30, 2026	58.82	58.82
IGIS Private Real Estate Investment No.454	Korea	June 30, 2026	24.04	24.04
IGIS Private Real Estate Investment No.462 (*6)	Korea	June 30, 2026	69.20	69.20
XSKONA Battery Alliance Fund	Korea	June 30, 2026	27.00	27.00
BNW Recharge Private Equity Fund	Korea	June 30, 2026	21.13	21.13
United Partners Realasset Fund No.14	Korea	June 30, 2026	33.33	33.33

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

12. Investments in associates (continued)

(a) Investments in associates as of June 30, 2026 and December 31, 2025 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			June 30, 2026	December 31, 2025
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.14 (*5)	Korea	-	-	7.67
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.15 (*5)	Korea	-	-	7.79
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.16 (*5)	Korea	-	-	7.67
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.17 (*7)	Korea	June 30, 2026	7.40	7.40
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.18 (*7)	Korea	June 30, 2026	6.39	6.39
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.19 (*7)	Korea	June 30, 2026	6.55	6.55
SH US Buyback&High Dividend Security Feeder Investment Trust(H)[Equity] (*7)	Korea	June 30, 2026	19.91	19.91
SH Prestige High Dividend Security Feeder No.1[Equity]	Korea	June 30, 2026	23.92	23.92
IGIS Real Estate General Private Feeder Investment Company No.562 (*6)	Korea	June 30, 2026	88.46	88.46
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.21 (*7)	Korea	June 30, 2026	4.80	4.97
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.22 (*7)	Korea	June 30, 2026	4.80	4.97
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.23 (*7)	Korea	June 30, 2026	4.80	4.97
Startup Korea Vision 2024 Fund	Korea	June 30, 2026	24.16	27.91
Finflow (*7)	Korea	June 30, 2026	15.00	15.00
Fireant Media and Digital Service Joint Stock Company (*7)	Korea	June 30, 2026	17.66	17.66
PharosBH Fund	Korea	June 30, 2026	23.08	23.08
ST EIP Holdings Inc.	USA	June 30, 2026	49.00	49.00
AMP Capital Global Infrastructure Fund II B L (*5)	Luxembourg	-	-	1.50
Post CR REITS No.1 (*6)	Korea	June 30, 2026	70.00	70.00
SH US Long Term Treasury Plus Security Feeder Investment Trust(H)[Bond-FoFs]	Korea	June 30, 2026	23.30	23.30
Atomos Specialty No.1 Private Equity Fund (*7)	Korea	June 30, 2026	10.00	-
ShinhanHelio Black Private Equity Eund (*3)	Korea	June 30, 2026	19.67	-
SNM Technology Innovation Fund (*3)	Korea	June 30, 2026	17.56	-
CSQUAED Venture Fund 20th	Korea	June 30, 2026	46.67	-
ShinhanInvestmentHIFIBondSafeR2YPrivate24(2) (*7)	Korea	June 30, 2026	4.97	-
Shinhan Securities HIFI Bond SafeR 2Y Private 25(2) (*7)	Korea	June 30, 2026	4.97	-
Shinhan-DS Productive Finance Mezzanine Fund 1 (*7)	Korea	June 30, 2026	12.38	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

12. Investments in associates (continued)

(a) Investments in associates as of June 30, 2026 and December 31, 2025 are as follows (continued):

(*1) As the financial statements as of June 30, 2026 were not available, the most recent financial statements available after the reporting date were used in applying the equity method. Significant transactions and events that occurred during the period have been appropriately reflected.

(*2) Shares were acquired through a debt-to-equity swap during the rehabilitation process. Although voting rights could not be exercised during the rehabilitation process, normal voting rights became exercisable as the rehabilitation process ended before June 30, 2026. Therefore, it has been reclassified from financial assets measured at fair value through profit or loss (FVTPL) to investments in associates.

(*3) As a managing partner, the Group has a significant influence over the investees.

(*4) As a limited partner, the Group does not have an ability to participate in policy-making processes to obtain economic benefit from the investees that would allow the Group to control the entity.

(*5) Excluded from the investments in associates due to full or partial disposal of shares, or loss of significant influence during the current period.

(*6) Although the Group has a significant influence with ownership percentage more than 50%, the Group classifies these investments as investments in associates, as it lacks the practical ability to direct the financial and operating policy-making processes, thereby not having de facto control.

(*7) Although the ownership percentages are less than 20%, the Group applies the equity method accounting since it participates in policy-making processes and therefore can exercise significant influence on investees.

(*8) The rate of Group’s voting rights is 4.65%.

(*9) Although the Group has a significant influence with ownership percentage more than 50%, the contribution was classified as investments in associates as the Group is not exposed to variable returns due to the payment guarantee for the entire investment amount.

(*10) The rate of Group’s voting rights is 19.86%.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows:

		June 30, 2026
Investees		Beginning balance	Investment And dividend	Equity method Income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	36,477	-	(2,995)	(543)	-	32,939
Shinhan-Neoplux Energy Newbiz Fund		13,022	-	(40)	-	-	12,982
Shinhan-Albatross Technology Investment Fund		5,666	-	(2,080)	-	-	3,586
Shinhan Praxis K-Growth Global Private Equity Fund		3,690	(5,836)	2,233	-	-	87
Kiwoom Milestone Professional Private Real Estate Trust 19 (*)		-	-	-	-	-	-
Shinhan Global Healthcare Fund 1 (*)		-	-	-	-	-	-
Koramco Europe Core Private Placement Real Estate Fund No.2-2 (*)		5,426	-	(352)	-	(431)	4,643
Shinhan-Nvestor Liquidity Solution Fund		3,729	-	(153)	-	-	3,576
Nomura-Rifa Private Real Estate Investment Trust 19 (*)		-	(94)	47	-	2,010	1,963
Genesis North America Power Company No.1 PEF		6,071	(6,586)	1,079	-	-	564
Korea Finance Security Co., Ltd.		3,849	-	(75)	-	-	3,774
MIEL CO., LTD. (*)		-	-	-	-	-	-
AIP Transportation Specialized Privately Placed Fund Trust #1		62,771	-	17,359	-	-	80,130
Kiwoom-Shinhan Innovation Fund I		7,754	(825)	1,843	-	-	8,772
Samchully Midstream Private Placement Special Asset Fund 5-4		34,947	-	893	-	-	35,840
MK Ventures-K Clavis Growth Capital Venture Fund 1 (*)		2	(1)	(1)	-	-	-
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		32,087	(1,617)	(580)	-	-	29,890
Milestone Private Real Estate Fund 3		21,276	-	(899)	-	-	20,377
Nomura-Rifa Private Real Estate Investment Trust 31 (*)		6,086	-	-	-	(6,086)	-
FuturePlay-Shinhan TechInnovation Fund 1		6,302	(3,781)	2,480	-	-	5,001
Vogo Realty Partners Private Real Estate Fund V		10,271	542	(542)	-	-	10,271
Korea Credit Bureau		10,138	(450)	1,068	-	-	10,756
Goduck Gangil1 PFV Co., Ltd. (*)		63	-	(2)	-	-	61
SBC PFV Co., Ltd.		34,954	-	(9,586)	-	-	25,368
NH-amundi global infra private fund 16 (*)		27,800	-	-	-	-	27,800

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows (continued):

		June 30, 2026
Investees		Beginning balance	Investment And dividend	Equity method Income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
SH BNCT Professional Investment Type Private Special Asset Investment Trust	~~W~~	206,003	(13,974)	4,511	-	-	196,540
IGIS Real-estate Private Investment Trust No.33		6,764	(233)	229	-	-	6,760
Fidelis Global Private Real Estate Trust No.2 (*)		551	-	-	-	-	551
AIP EURO PRIVATE REAL ESTATE TRUST No. 12 (*)		16,852	-	-	-	-	16,852
Shinhan Global Healthcare Fund 2 (*)		-	-	-	-	-	-
Shinhan AIM Real Estate Fund No.1		6,504	(6,476)	(3)	-	-	25
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		39,273	(512)	(129)	-	-	38,632
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		19,782	-	(1,417)	-	-	18,365
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		15,672	(92)	1,057	-	-	16,637
Korea Omega-Shinhan Project Fund I		5,363	-	(67)	-	-	5,296
Samsung SRA Real Estate Professional Private 45		29,031	(3,188)	1,033	-	-	26,876
IBK Global New Renewable Energy Special Asset Professional Private2		28,048	(4,443)	185	-	-	23,790
Kakao-Shinhan 1st TNYT Fund		23,806	-	(1,106)	-	-	22,700
Pacific Private Placement Real Estate Fund No.40		19,052	(371)	369	-	-	19,050
LB Scotland Amazon Fulfillment Center Fund 29		22,937	-	823	-	-	23,760
JR AMC Hungary Budapest Office Fund 16		14,357	783	1,364	-	-	16,504
Gyeonggi-Neoplux Superman Fund		4,208	-	(676)	-	-	3,532
NewWave 6th Fund		9,836	(4,740)	3,728	-	-	8,824
Neoplux No.3 Private Equity Fund		10,209	(1,512)	509	-	-	9,206
PCC Amberstone Private Equity Fund I		8,017	(2,029)	(562)	-	-	5,426
KIAMCO POWERLOAN TRUST 4TH		46,800	(2,238)	(911)	-	-	43,651

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows (continued):

		June 30, 2026
Investees		Beginning balance	Investment And dividend	Equity method Income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Neoplux Market-Frontier Secondary Fund	~~W~~	5,562	-	(277)	-	-	5,285
KIAMCO Vietnam Solar Special Asset Private Investment Trust		6,902	-	501	-	-	7,403
SHINHAN-NEO Core Industrial Technology Fund		7,100	-	(103)	-	-	6,997
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		20,158	(1,305)	409	-	-	19,262
Eum Private Equity Fund No.7		9,534	-	716	-	-	10,250
AJ-KOSNET Semicon One Venture Fund		3,161	-	1,153	-	-	4,314
Genesis Eco No.1 PEF		8,772	-	365	-	-	9,137
SHINHAN-NEO Market-Frontier 2nd Fund		24,618	-	(2,679)	-	-	21,939
Ulmus SHC innovation investment fund		5,607	(11,440)	5,833	-	-	-
T Core Industrial Technology 1st Venture PEF		3,056	-	(203)	-	-	2,853
Kiwoom-Shinhan Innovation Fund 2		12,679	(7,065)	2,008	-	-	7,622
ETRI Holdings-Shinhan 1st Unicorn Fund		4,124	-	(31)	-	-	4,093
AVES 1st Corporate Recovery Private Equity Fund		4,498	-	1,286	-	-	5,784
Reverent-Shinhan Vista Fund		3,763	27	200	-	-	3,990
JS Shinhan Private Equity Fund		6,262	(2,970)	(434)	-	-	2,858
Meta TB ESG Private Equity Fund I		5,592	-	(47)	-	-	5,545
Shinhan VC tomorrow venture fund 1		102,540	(26,724)	9,012	-	-	84,828
Stonebridge-Shinhan Unicorn Secondary Fund		13,082	-	(3,212)	-	-	9,870
Tres-Yujin Trust		13,146	-	48	-	-	13,194
Capstone REITs No.26		5,069	-	453	-	-	5,522
JB Incheon-Bucheon REITS No.54		5,785	-	233	-	-	6,018

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows (continued):

		June 30, 2026
Investees		Beginning balance	Investment And dividend	Equity method Income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
KB Oaktree Trust No.3	~~W~~	9,314	(1,710)	225	-	-	7,829
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		31,548	(14,854)	1,640	-	-	18,334
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		40,296	(448)	765	-	-	40,613
KB Distribution Private Real Estate 3-1 (*)		-	-	-	-	-	-
Pacific Private Investment Trust No.49-1		36,678	(36,678)	-	-	-	-
KIWOOM Real estate private placement fund for normal investors No. 31 (*)		-	-	-	-	-	-
RIFA Real estate private placement fund for normal investors No. 51 (*)		-	-	-	-	-	-
Shinhan-Kunicorn first Fund		7,701	-	(105)	-	-	7,596
Shinhan-Quantum Startup Fund		5,548	(300)	(1,763)	-	-	3,485
Korea Investment develop seed Trust No.1		10,730	(7,194)	3,075	-	-	6,611
STIC ALT Global II Private Equity Fund		9,793	-	104	-	-	9,897
DDI LVC Master Real Estate Investment Trust Co., Ltd.		4,659	9,000	(109)	-	-	13,550
Find-Green New Deal 2nd Equity Fund		4,726	(80)	129	-	-	4,775
ShinhanFitrin 1st Technology Business Investment Association		3,934	-	21	-	-	3,955
Koramco Private Real Estate Fund 143		8,092	(1,413)	(5)	-	-	6,674
Korea Investment Top Mezzanine Private Real Estate Trust No.1		3,040	(193)	401	-	-	3,248
LB YoungNam Logistics Private Trust No.40		9,712	(299)	272	-	-	9,685
Shinhan-Cognitive Start-up Fund L.P.		4,147	(720)	(193)	-	-	3,234
Logisvalley Shinhan REIT Co., Ltd.		3,245	-	(43)	-	-	3,202
Shinhan-G.N.Tech Smart Innovation Fund		10,974	(4,290)	1,607	-	-	8,291
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st		8,192	(900)	(70)	-	-	7,222
Korea Investment Green Newdeal Infra Trust No.1		17,439	-	318	-	-	17,757
BTS 2nd Private Equity Fund		10,938	1,375	551	-	-	12,864

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows (continued):

		June 30, 2026
Investees		Beginning balance	Investment And dividend	Equity method Income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
NH-J&-IBKC Label Technology Fund	~~W~~	8,281	-	(740)	-	-	7,541
Shinhan-Sneak Peek Bio&Healthcare Bounce Back Fund		3,953	-	(390)	-	-	3,563
Shinhan-iSquare Venture PEF 1st		3,301	50	(97)	-	-	3,254
Nextrade Co., Ltd.		9,700	-	-	-	-	9,700
IBKC-Behigh Fund 1st		3,096	-	(35)	-	-	3,061
Aurum-Korea Global Bio Healthcare New Tech Fund No.2		1,028	-	6,826	-	-	7,854
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1		7,160	(7,552)	392	-	-	-
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18		10,153	(844)	466	-	-	9,775
KORAMCO REITS Mezzanine Trust No.38		3,533	(3,460)	(73)	-	-	-
TogetherKorea Private Investment Trust No. 6		5,540	-	56	-	-	5,596
TogetherKorea Private Investment Trust No. 7		5,540	-	56	-	-	5,596
Kiwoom Materials, Parts and Equipment 3 New Technology Business Investment Fund Kiwoom Materials, Parts and Equipment 3 New Technology Business Investment Fund		4,175	(3,301)	817	-	-	1,691
Penture K-Content Investment Fund		16,080	-	(86)	-	-	15,994
2023 shinhan-JB Woori-Daishin Listed enterprise Mezzanine New Technology Investment Fund		10,733	(4,200)	199	-	-	6,732
Hana Alternative Investment Kosmes PCBO General PEF No. 1		5,283	(264)	49	-	-	5,068
Shinhan-Timefolio Bio Accelerator Fund		17,112	(5,700)	1,876	-	-	13,288
Shinhan M&A-ESG Fund		9,053	-	(383)	-	-	8,670
Shinhan Mid and Small-Sized Office Value-Added MO REIT Co., Ltd.		19,548	(272)	1,286	-	-	20,562
Shinhan Time Secondary Blind Fund		11,138	(1,805)	(2,532)	-	-	6,801
Shinhan DS Secondary Investment Fund		31,178	1,240	(12,955)	-	-	19,463
Shinhan-OpenWater Pre-IPO Fund-1		6,566	-	(103)	-	-	6,463

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows (continued):

		June 30, 2026
Investees		Beginning balance	Investment And dividend	Equity method Income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Shinhan-CJ TechInnovation Fund 1st	~~W~~	4,421	1,600	(487)	-	-	5,534
Shinhan-Eco Venture Fund 2nd		3,584	(35)	(53)	-	-	3,496
Heungkuk-Shinhan The First Visionary Fund No.1		7,055	-	(84)	-	-	6,971
Koreainvestment-Shinhan-LEP K beauty		7,074	(1,923)	173	-	-	5,324
Shinhan HB Wellness 1st Fund		5,690	-	254	-	-	5,944
Korea real Asset Fund No.3		18,680	-	879	-	-	19,559
Timefolio Tech Fund I		3,039	-	16	-	-	3,055
PineStreet Global Corporate FoF XIII-2		8,142	683	764	-	-	9,589
IGIS Yongsan Office General Private Real Estate Investment Trust 518		14,006	-	(1,214)	-	-	12,792
SH K-REITs Infra Real Estate Investment Trust (FoFs)		3,182	(262)	(163)	-	-	2,757
Samsung-Dunamu Innovation IT Fund No.1		4,005	-	96	-	-	4,101
Time Robotics fund		3,630	(72)	108	-	-	3,666
Ascent-Welcome Fund2		7,103	-	(11)	-	-	7,092
Igis General PE Real Estate Investment Trust 517-1		54,975	-	(1,250)	-	-	53,725
Consus Osansegyo No.2		8,009	-	-	-	-	8,009
Shinhan AIM Private Fund of Fund 9-B		43,596	(861)	1,471	-	-	44,206
Shinhan General Private Real Estate Investment Trust No.3		29,389	(12,819)	1,327	-	-	17,897
Paros Kosdaq Venture General Private Investment Trust No. 5		3,638	(1,362)	(236)	-	-	2,040
Shinhan-soo secondary Fund		17,442	-	1,075	-	-	18,517
TECHFIN RATINGS Co., Ltd.		23,040	-	(2,093)	-	-	20,947
Songpa biz cluster PFV Co., Ltd.		12,927	-	(285)	-	-	12,642
Planeta PTE LTD		12,239	-	909	-	-	13,148
The E&Shinhan New Growth Up Fund		7,496	(1,500)	(304)	-	-	5,692
HHR Special Situation Real Estate Private Investment Trust No. 13		3,216	(111)	31	-	-	3,136
Shinhan-GB FutureFlow Fund L.P.		8,082	95	(244)	301	-	8,234

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows (continued):

		June 30, 2026
Investees		Beginning balance	Investment And dividend	Equity method Income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Credila Financial Services	~~W~~	265,814	-	11,160	2,049	-	279,023
Shinhan-DS Mezzanine Fund 1		3,643	-	(23)	-	-	3,620
Shinhan Time BM sobujang Fund		3,371	-	(103)	-	-	3,268
Tigris Fund No. 58		3,809	(2,315)	(544)	-	-	950
Shinhan Market-Frontier Fund Ⅲ		22,476	4,402	148	-	-	27,026
Fine North America Credit Private Mixed Asset Investment Trust 22		5,883	(122)	(36)	-	-	5,725
IGIS Private Real Estate Investment No.454		3,362	-	(3)	-	-	3,359
IGIS Private Real Estate Investment No.462		4,377	-	(29)	-	-	4,348
XSKONA Battery Alliance Fund		2,913	-	1,337	-	-	4,250
BNW Recharge Private Equity Fund		4,482	-	(248)	-	-	4,234
United Partners Realasset Fund No.14		10,068	(120)	44	-	-	9,992
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.14		16,396	(16,823)	427	-	-	-
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.15		15,854	(16,004)	150	-	-	-
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.16		15,977	(16,228)	251	-	-	-
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.17		7,225	-	(280)	-	-	6,945
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.18		14,873	-	(1,117)	-	-	13,756
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.19		7,567	-	(478)	-	-	7,089
SH US Buyback&High Dividend Security Feeder Investment Trust(H)[Equity]		4,388	(2,194)	238	-	-	2,432
SH Prestige High Dividend Security Feeder No.1[Equity]		6,770	(546)	7,271	-	-	13,495
IGIS Real Estate General Private Feeder Investment Company No.562		21,218	-	(674)	-	-	20,544
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.21		14,689	-	(6,032)	-	-	8,657
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.22		15,439	-	(4,402)	-	-	11,037
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.23		14,554	-	(6,423)	-	-	8,131

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows (continued):

		June 30, 2026
Investees		Beginning balance	Investment And dividend	Equity method Income (loss)	Change in other comprehe-nsive income	Impairment loss	Ending balance
Startup Korea Vision 2024 Fund	~~W~~	2,692	3,060	(100)	-	-	5,652
Finflow		7,038	-	(193)	(44)	-	6,801
Fireant Media and Digital Service Joint Stock Company		4,721	-	489	-	-	5,210
PharosBH Fund		2,925	-	1,421	-	-	4,346
ST EIP Holdings Inc.		53,138	(1,304)	3,892	-	-	55,726
AMP Capital Global Infrastructure Fund II B L		23,072	(23,072)	-	-	-	-
Post CR REITS No.1		3,500	-	22	-	-	3,522
SH US Long Term Treasury Plus Security Feeder Investment Trust(H)[Bond-FoFs]		4,733	(2,272)	24	-	-	2,485
Atomos Specialty No.1 Private Equity Fund		-	4,900	129	-	-	5,029
ShinhanHelio Black Private Equity Eund		-	6,000	(49)	-	-	5,951
SNM Technology Innovation Fund		-	3,864	(49)	-	-	3,815
CSQUAED Venture Fund 20th		-	7,000	(88)	-	-	6,912
ShinhanInvestmentHIFIBondSafeR2YPrivate24(2)		-	15,700	(3,514)	-	-	12,186
Shinhan Securities HIFI Bond SafeR 2Y Private 25(2)		-	15,700	(1,727)	-	-	13,973
Shinhan-DS Productive Finance Mezzanine Fund 1		-	11,200	-	-	-	11,200
Others		169,262	(29,625)	14,299	-	(1,047)	152,889
	~~W~~	2,639,202	(247,328)	51,183	1,763	(5,554)	2,439,266

(*) Due to cumulative unrealized losses incurred since initial acquisition, this item was recognized as an impairment loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows (continued):

		December 31, 2025
Investees		Beginning balance	Investment And dividend	Equity method Income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	36,436	-	(2,105)	2,146	-	36,477
Shinhan-Neoplux Energy Newbiz Fund		14,612	-	(1,590)	-	-	13,022
Shinhan-Albatross Technology Investment Fund		8,672	(2,017)	(989)	-	-	5,666
VOGO Debt Strategy Qualified IV Private		3,713	(1,863)	(12)	-	-	1,838
Shinhan-Midas Donga Secondary Fund		3,152	(915)	(528)	-	-	1,709
ShinHan – Soo Young Entrepreneur Investment Fund		3,381	(1,340)	(297)	-	-	1,744
Shinhan Praxis K-Growth Global Private Equity Fund		3,690	-	-	-	-	3,690
Kiwoom Milestone Professional Private Real Estate Trust 19 (*)		-	-	-	-	-	-
Shinhan Global Healthcare Fund 1 (*)		-	-	-	-	-	-
KB NA Hickory Private Special Asset Fund		17,493	(17,628)	135	-	-	-
Koramco Europe Core Private Placement Real Estate Fund No.2-2 (*)		6,815	-	(618)	-	(771)	5,426
Shinhan-Nvestor Liquidity Solution Fund		5,126	(1,250)	(147)	-	-	3,729
Shinhan AIM FoF Fund 1-A		9,804	(9,813)	10	-	-	1
IGIS Global Credit Fund 150-1		4,989	(2,979)	(1,017)	-	-	993
Nomura-Rifa Private Real Estate Investment Trust 19 (*)		1,939	(13)	80	-	(2,006)	-
Genesis North America Power Company No.1 PEF		6,802	(1,254)	523	-	-	6,071
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		9,402	(11,201)	1,799	-	-	-
Korea Finance Security Co., Ltd.		3,542	-	307	-	-	3,849
MIEL CO., LTD. (*)		-	-	-	-	-	-
AIP Transportation Specialized Privately Placed Fund Trust #1		58,807	1,505	2,459	-	-	62,771
Kiwoom-Shinhan Innovation Fund I		7,979	-	(225)	-	-	7,754
Samchully Midstream Private Placement Special Asset Fund 5-4		39,484	(1,871)	(2,666)	-	-	34,947
MK Ventures-K Clavis Growth Capital Venture Fund 1 (*)		3	-	(1)	-	-	2
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		35,413	(1,678)	(1,648)	-	-	32,087
Milestone Private Real Estate Fund 3		19,120	1,789	367	-	-	21,276

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows (continued):

		December 31, 2025
Investees		Beginning balance	Investment And dividend	Equity method Income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Nomura-Rifa Private Real Estate Investment Trust 31	~~W~~	6,343	(98)	(159)	-	-	6,086
FuturePlay-Shinhan TechInnovation Fund 1		5,785	-	517	-	-	6,302
Stonebridge Corporate 1st Fund		3,977	(3,367)	(610)	-	-	-
Vogo Realty Partners Private Real Estate Fund V		10,662	(225)	(166)	-	-	10,271
Korea Credit Bureau		7,574	(90)	2,654	-	-	10,138
Goduck Gangil1 PFV Co., Ltd. (*)		96	(25)	(8)	-	-	63
SBC PFV Co., Ltd.		37,616	-	(2,662)	-	-	34,954
NH-amundi global infra private fund 16 (*)		32,968	6,422	(9,385)	-	(2,205)	27,800
SH BNCT Professional Investment Type Private Special Asset Investment Trust		225,708	(29,542)	9,837	-	-	206,003
IGIS Real-estate Private Investment Trust No.33		15,632	(9,746)	878	-	-	6,764
Goduck Gangil10 PFV Co., Ltd.		6,165	(1,030)	(379)	(4,756)	-	-
Fidelis Global Private Real Estate Trust No.2 (*)		551	-	-	-	-	551
AIP EURO PRIVATE REAL ESTATE TRUST No. 12 (*)		24,644	-	-	-	(7,792)	16,852
Shinhan Global Healthcare Fund 2 (*)		-	-	-	-	-	-
Shinhan AIM Real Estate Fund No.1		2,884	-	3,620	-	-	6,504
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		39,491	(858)	640	-	-	39,273
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		21,947	11	(2,176)	-	-	19,782
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		15,770	(521)	423	-	-	15,672
Korea Omega-Shinhan Project Fund I		19,473	(31,903)	17,793	-	-	5,363
Samsung SRA Real Estate Professional Private 45		30,276	(2,887)	1,642	-	-	29,031
IBK Global New Renewable Energy Special Asset Professional Private2		33,098	(5,805)	755	-	-	28,048
VS Cornerstone Fund		3,225	(3,618)	393	-	-	-
Kakao-Shinhan 1st TNYT Fund		23,678	-	128	-	-	23,806

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

	December 31, 2025
Investees	Beginning balance	Investment And dividend	Equity method Income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Pacific Private Placement Real Estate Fund No.40	11,623	(747)	8,176	-	-	19,052

12. Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows (continued):

		December 31, 2025
Investees		Beginning balance	Investment And dividend	Equity method Income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
LB Scotland Amazon Fulfillment Center Fund 29	~~W~~	18,848	6,351	(2,262)	-	-	22,937
JR AMC Hungary Budapest Office Fund 16		13,187	1,127	43	-	-	14,357
Gyeonggi-Neoplux Superman Fund		4,138	-	70	-	-	4,208
NewWave 6th Fund		10,708	-	(872)	-	-	9,836
Neoplux No.3 Private Equity Fund		12,152	(20)	(1,923)	-	-	10,209
PCC Amberstone Private Equity Fund I		14,540	(6,457)	(66)	-	-	8,017
KIAMCO POWERLOAN TRUST 4TH		48,703	(2,796)	893	-	-	46,800
Mastern Opportunity Seeking Real Estate Fund II		5,272	(4,873)	749	-	-	1,148
Neoplux Market-Frontier Secondary Fund		8,175	-	(2,613)	-	-	5,562
Synergy Green New Deal 1st New Technology Business Investment Fund		10,857	(10,841)	(16)	-	-	-
KIAMCO Vietnam Solar Special Asset Private Investment Trust		7,103	-	(201)	-	-	6,902
SHINHAN-NEO Core Industrial Technology Fund		8,111	-	(1,011)	-	-	7,100
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		21,710	(2,514)	962	-	-	20,158
Eum Private Equity Fund No.7		9,156	(405)	783	-	-	9,534
Kiwoom Hero No.4 Private Equity Fund		4,197	(9,523)	5,326	-	-	-
AJ-KOSNET Semicon One Venture Fund		3,212	-	(51)	-	-	3,161
Shinhan Smilegate Global PEF I		3,882	(3,882)	-	-	-	-
Genesis Eco No.1 PEF		11,077	-	(2,305)	-	-	8,772
SHINHAN-NEO Market-Frontier 2nd Fund		27,499	(4,014)	1,133	-	-	24,618
J& Moorim Jade Investment Fund		5,353	(7,579)	2,226	-	-	-
Ulmus SHC innovation investment fund		4,305	-	1,302	-	-	5,607
T Core Industrial Technology 1st Venture PEF		2,995	-	61	-	-	3,056

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

	December 31, 2025
Investees	Beginning balance	Investment And dividend	Equity method Income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
TI First Property Private Investment Trust 1	3,102	(4,248)	2,046	-	-	900
Kiwoom-Shinhan Innovation Fund 2	10,227	(3,771)	6,223	-	-	12,679

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows (continued):

		December 31, 2025
Investees		Beginning balance	Investment And dividend	Equity method Income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
ETRI Holdings-Shinhan 1st Unicorn Fund	~~W~~	4,696	(500)	(72)	-	-	4,124
SJ ESG Innovative Growth Fund		3,115	(2,458)	(657)	-	-	-
AVES 1st Corporate Recovery Private Equity Fund		4,523	-	(25)	-	-	4,498
Reverent-Shinhan Vista Fund		3,409	54	300	-	-	3,763
JS Shinhan Private Equity Fund		6,381	-	(119)	-	-	6,262
Meta TB ESG Private Equity Fund I		5,683	-	(91)	-	-	5,592
Shinhan VC tomorrow venture fund 1		70,633	2,214	29,693	-	-	102,540
H-IOTA Fund		9,377	(9,615)	238	-	-	-
Stonebridge-Shinhan Unicorn Secondary Fund		13,587	(2,002)	1,497	-	-	13,082
Tres-Yujin Trust		13,031	-	115	-	-	13,146
Shinhan-Time mezzanine blind Fund		16,426	(16,504)	78	-	-	-
Capstone REITs No.26		5,369	-	(300)	-	-	5,069
JB Incheon-Bucheon REITS No.54		4,967	-	818	-	-	5,785
Hankook Smart Real Asset Investment Trust No.3		6,006	(1,515)	(2,408)	-	-	2,083
JB Hwaseong-Hadong REITs No.53		4,974	(5,195)	1,014	-	-	793
KB Oaktree Trust No.3		9,888	(1,118)	544	-	-	9,314
KAI-The Square Fund 1 (*)		125	-	30	-	(144)	11
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		52,797	(24,390)	3,141	-	-	31,548
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		39,645	(901)	1,552	-	-	40,296
KB Distribution Private Real Estate 3-1 (*)		24,079	-	(939)	-	(23,140)	-
Pacific Private Investment Trust No.49-1		28,000	-	8,678	-	-	36,678
KIWOOM Real estate private placement fund for normal investors No. 31 (*)		8,032	-	14	-	(8,046)	-
RIFA Real estate private placement fund for normal investors No. 51 (*)		5,371	-	9	-	(5,380)	-
Shinhan-Kunicorn first Fund		9,424	-	(1,723)	-	-	7,701
Shinhan-Quantum Startup Fund		5,665	-	(117)	-	-	5,548
Shinhan Simone Fund Ⅰ		3,422	(1,962)	36	-	-	1,496
Korea Investment develop seed Trust No.1		10,145	(527)	1,112	-	-	10,730

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows (continued):

		December 31, 2025
Investees		Beginning balance	Investment And dividend	Equity method Income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Tiger Green alpha Trust No.29	~~W~~	29,992	(31,100)	1,108	-	-	-
STIC ALT Global II Private Equity Fund		9,841	(217)	169	-	-	9,793
DDI LVC Master Real Estate Investment Trust Co., Ltd.		5,800	-	(1,141)	-	-	4,659
Find-Green New Deal 2nd Equity Fund		4,324	-	402	-	-	4,726
ShinhanFitrin 1st Technology Business Investment Association		4,232	-	(298)	-	-	3,934
Koramco Private Real Estate Fund 143		6,669	-	1,423	-	-	8,092
Korea Investment Top Mezzanine Private Real Estate Trust No.1		9,876	(5,701)	(1,135)	-	-	3,040
LB YoungNam Logistics Private Trust No.40		9,625	(600)	687	-	-	9,712
Shinhan-Cognitive Start-up Fund L.P.		4,209	-	(62)	-	-	4,147
Cornerstone J&M Fund I		3,414	(4,109)	695	-	-	-
Logisvalley Shinhan REIT Co., Ltd.		3,389	-	(144)	-	-	3,245
Shinhan-G.N.Tech Smart Innovation Fund		13,004	(4,160)	2,130	-	-	10,974
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st		6,758	1,800	(366)	-	-	8,192
Korea Investment Green Newdeal Infra Trust No.1		16,096	1,418	(75)	-	-	17,439
BTS 2nd Private Equity Fund		10,159	806	(27)	-	-	10,938
NH-J&-IBKC Label Technology Fund		9,646	(5,396)	4,031	-	-	8,281
Shinhan-Sneak Peek Bio&Healthcare Bounce Back Fund		3,916	(1,150)	1,187	-	-	3,953
Shinhan-iSquare Venture PEF 1st		4,237	(874)	(62)	-	-	3,301
Aurum Goldrush ESG Private Fund No. 1		3,007	-	(438)	-	-	2,569
Capstone Develop Frontier Trust		8,049	(7,607)	(442)	-	-	-
Nextrade Co., Ltd.		9,700	-	-	-	-	9,700
IBKC-Behigh Fund 1st		3,160	-	(64)	-	-	3,096
ON No.1 Private Equity Fund		5,712	(6,020)	308	-	-	-
Digital New Deal Kappa Private Equity Fund		4,747	(5,534)	787	-	-	-
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1		9,646	(4,304)	1,818	-	-	7,160
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18		11,324	(1,916)	745	-	-	10,153

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows (continued):

		December 31, 2025
Investees		Beginning balance	Investment And dividend	Equity method Income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
KORAMCO REITS Mezzanine Trust No.38	~~W~~	3,278	(87)	342	-	-	3,533
TogetherKorea Private Investment Trust No. 6		5,423	-	117	-	-	5,540
TogetherKorea Private Investment Trust No. 7		5,423	-	117	-	-	5,540
Kiwoom Materials, Parts and Equipment 3 New Technology Business Investment Fund		4,219	-	(44)	-	-	4,175
Penture K-Content Investment Fund		11,319	8,000	(3,239)	-	-	16,080
2023 shinhan-JB Woori-Daishin Listed enterprise Mezzanine New Technology Investment Fund		13,468	(5,790)	3,055	-	-	10,733
Hana Alternative Investment Kosmes PCBO General PEF No. 1		5,125	(528)	686	-	-	5,283
Shinhan-Timefolio Bio Accelerator Fund		11,707	(6,060)	11,465	-	-	17,112
Shinhan M&A-ESG Fund		6,454	1,946	653	-	-	9,053
Shinhan Mid and Small-Sized Office Value-Added MO REIT Co., Ltd.		18,804	(472)	1,216	-	-	19,548
KDBC meta-enter New Technology investment fund		6,797	(7,000)	203	-	-	-
Shinhan Time Secondary Blind Fund		4,637	2,375	4,126	-	-	11,138
Shinhan DS Secondary Investment Fund		2,439	7,087	21,652	-	-	31,178
Shinhan-OpenWater Pre-IPO Fund-1		5,666	(2,450)	3,350	-	-	6,566
Shinhan-CJ TechInnovation Fund 1st		4,595	-	(174)	-	-	4,421
Shinhan-Eco Venture Fund 2nd		3,957	(330)	(43)	-	-	3,584
Heungkuk-Shinhan The First Visionary Fund No.1		6,497	505	53	-	-	7,055
Koreainvestment-Shinhan-LEP K beauty		10,264	(2,938)	(252)	-	-	7,074
Shinhan HB Wellness 1st Fund		5,326	-	364	-	-	5,690
Korea real Asset Fund No.3		16,552	1,046	1,082	-	-	18,680
Timefolio Tech Fund I		2,990	-	49	-	-	3,039
PineStreet Global Corporate FoF XIII-2		3,743	3,273	1,126	-	-	8,142
IGIS Yongsan Office General Private Real Estate Investment Trust 518		17,144	(726)	(2,412)	-	-	14,006

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows (continued):

		December 31, 2025
Investees		Beginning balance	Investment And dividend	Equity method Income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
SH K-REITs Infra Real Estate Investment Trust (FoFs)	~~W~~	2,813	(176)	545	-	-	3,182
Samsung-Dunamu Innovation IT Fund No.1		3,750	-	255	-	-	4,005
Time Robotics fund		3,778	(72)	(76)	-	-	3,630
Ascent-Welcome Fund2		8,460	(1,659)	302	-	-	7,103
Newmain I funds		9,364	(9,254)	(110)	-	-	-
Igis General PE Real Estate Investment Trust 517-1		54,902	3,000	(2,927)	-	-	54,975
SH Ulmus M.P.E. Innovative Venture Fund 7		3,032	-	(99)	-	-	2,933
Consus Osansegyo No.2		8,009	-	-	-	-	8,009
Shinhan AIM Private Fund of Fund 9-B		36,741	5,053	1,802	-	-	43,596
Shinhan General Private Real Estate Investment Trust No.3		26,706	660	2,023	-	-	29,389
Paros Kosdaq Venture General Private Investment Trust No. 5		6,590	(3,062)	110	-	-	3,638
Shinhan-soo secondary Fund		16,737	-	705	-	-	17,442
TECHFIN RATINGS Co., Ltd.		25,610	-	(2,570)	-	-	23,040
Songpa biz cluster PFV Co., Ltd.		13,364	-	(437)	-	-	12,927
Planeta PTE LTD		11,341	-	898	-	-	12,239
The E&Shinhan New Growth Up Fund		3,518	2,580	1,398	-	-	7,496
HHR Special Situation Real Estate Private Investment Trust No. 13		2,749	(224)	691	-	-	3,216
Shinhan-GB FutureFlow Fund L.P.		5,150	2,996	(313)	249	-	8,082
Credila Financial Services		263,116	3,240	20,059	(20,601)	-	265,814
Shinhan-DS Mezzanine Fund 1		2,869	-	774	-	-	3,643
Shinhan Time BM sobujang Fund		1,405	1,750	216	-	-	3,371
Tigris Fund No. 58		1,977	(1,420)	3,252	-	-	3,809
Shinhan Market-Frontier Fund Ⅲ		12,791	8,804	881	-	-	22,476
DB IPO HighYield Fund 1		4,278	(4,342)	64	-	-	-
Exponential SQUARE Private Investment Trust No.1		5,208	(5,668)	460	-	-	-
Fine North America Credit Private Mixed Asset Investment Trust 22		4,613	807	463	-	-	5,883
IGIS Private Real Estate Investment No.454		3,368	-	(6)	-	-	3,362
IGIS Private Real Estate Investment No.462		4,433	-	(56)	-	-	4,377

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows (continued):

		December 31, 2025
Investees		Beginning balance	Investment And dividend	Equity method Income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNW Recharge Private Equity Fund	~~W~~	7,138	-	(2,656)	-	-	4,482
United Partners Realasset Fund No.14		9,998	(65)	135	-	-	10,068
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.12		17,977	(17,977)	-	-	-	-
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.13		12,035	(12,035)	-	-	-	-
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.14		13,711	-	2,685	-	-	16,396
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.15		13,738	-	2,116	-	-	15,854
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.16		13,290	-	2,687	-	-	15,977
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.17		5,378	-	1,847	-	-	7,225
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.18		10,925	-	3,948	-	-	14,873
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.19		5,052	-	2,515	-	-	7,567
SH US Buyback&High Dividend Security Feeder Investment Trust(H)[Equity]		4,197	(326)	517	-	-	4,388
SH Prestige High Dividend Security Feeder No.1[Equity]		2,579	1,962	2,229	-	-	6,770
IGIS Real Estate General Private Feeder Investment Company No.562		-	23,000	(1,782)	-	-	21,218
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.21		-	15,700	(1,011)	-	-	14,689
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.22		-	15,700	(261)	-	-	15,439
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.23		-	15,700	(1,146)	-	-	14,554
Finflow		-	7,058	(20)	-	-	7,038
Fireant Media and Digital Service Joint Stock Company		-	4,925	(204)	-	-	4,721
ST EIP Holdings Inc.		-	51,873	1,265	-	-	53,138
AMP Capital Global Infrastructure Fund II B L		-	24,243	(1,171)	-	-	23,072
Post CR REITS No.1		-	3,500	-	-	-	3,500
SH US Long Term Treasury Plus Security Feeder Investment Trust(H)[Bond-FoFs]		-	4,781	(48)	-	-	4,733
Others		187,092	(74,374)	47,885	-	(1)	160,602
	~~W~~	2,752,980	(262,556)	221,225	(22,962)	(49,485)	2,639,202

(*) Due to cumulative unrealized losses incurred since initial acquisition, this item was recognized as an impairment loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

13. Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss as of June 30, 2026 and December 31, 2025 are as follows:

		June 30, 2026	December 31, 2025
Securities sold:
Stocks	~~W~~	16,677	11,360
Bonds		760,267	779,056
		776,944	790,416
Gold/silver deposits		1,434,868	1,522,071
	~~W~~	2,211,812	2,312,487

14. Financial liabilities designated at fair value through profit or loss

(a) Financial liabilities designated at fair value through profit or loss as of June 30, 2026 and December 31, 2025 are as follows:

		June 30, 2026	December 31, 2025	Reason for designation
Derivative-linked securities sold	~~W~~	6,694,331	6,090,215	Compound financial instrument
Debt securities issued		255,451	287,849	Fair value measurement and management
	~~W~~	6,949,782	6,378,064

(*) The Group designated the financial liabilities at the initial recognition (or subsequently) in accordance with paragraph 6.7.1 of K-IFRS No. 1109 as financial liabilities at fair value through profit or loss.

Maximum credit risk exposure of the financial liabilities designated at fair value through profit or loss amounts to ~~W~~ 6,949,782 million as of June 30, 2026. Decrease in values of the liability due to credit risk changes is ~~W~~ 3,722 million for the six-month period ended June 30, 2026 and the accumulated changes in values are ~~W~~ (-) 8,153 million as of June 30, 2026.

(b) The difference between the carrying value of financial liabilities designated at fair value through profit or loss and the amount required to be paid at contractual maturity as of June 30, 2026 and December 31, 2025 are as follows:

		June 30, 2026	December 31, 2025
Expiration payment	~~W~~	6,744,898	6,140,775
Carrying amount		6,949,782	6,378,064
Difference from carrying amount	~~W~~	(204,884)	(237,289)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

15. Debt securities issued

Debt securities issued as of June 30, 2026 and December 31, 2025 are as follows:

	June 30, 2026			December 31, 2025
	Interest rate (%)		Amount	Interest rate (%)		Amount
Debt securities issued in Korean won:
Debt securities issued	0.24~7.00	~~W~~	69,335,015	0.00~9.50	~~W~~	72,212,922
Subordinated debt securities issued	2.20~5.20		2,900,073	2.20~5.20		3,014,773
Gain on fair value hedges	-		(281,219)	-		(195,980)
Discount on debt securities issued	-		(66,524)	-		(94,499)
			71,887,345			74,937,216
Debt securities issued in foreign currencies:
Debt securities issued	1.32~5.40		15,414,843	0.98~5.40		14,012,181
Subordinated debt securities issued	3.75~5.75		3,738,941	3.75~5.75		4,186,893
Gain on fair value hedges	-		(134,562)	-		(87,714)
Discount on debt securities issued	-		(58,386)	-		(57,154)
			18,960,836			18,054,206
		~~W~~	90,848,181		~~W~~	92,991,422

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

16. Defined benefit plans

The Group has operated a defined benefit plan and calculates defined benefit obligations based on the employee’s pension compensation benefits and service period.

(a) Defined benefit obligations and plan assets as of June 30, 2026 and December 31, 2025 are as follows:

		June 30, 2026	December 31, 2025
Present value of defined benefit obligations	~~W~~	2,007,881	2,313,168
Fair value of plan assets		(2,541,616)	(2,648,445)
Recognized liability (asset) for defined benefit obligations (*)	~~W~~	(533,735)	(335,277)

(*) The asset for defined benefit obligation of ~~W~~ 533,735 million as of June 30, 2026 is the net defined benefit asset of ~~W~~ 554,053 million less the net defined liability of ~~W~~ 20,318 million. In addition, the asset for defined benefit obligation of ~~W~~ 335,277 million as of December 31, 2025 is the net defined benefit asset of ~~W~~ 353,097 million less the net defined liability of ~~W~~ 17,820 million.

(b) Net income relating to defined benefit liability for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

		June 30, 2026		June 30, 2025
		Three-month	Six-month	Three-month	Six-month
Current service cost	~~W~~	38,978	78,342	41,311	82,831
Net interest income		(7,388)	(13,174)	(4,403)	(8,936)
Past service cost		-	-	8,624	8,624
Settlement		413	219	(55)	4
	~~W~~	32,003	65,387	45,477	82,523

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

17. Provisions

(a) Provisions as of June 30, 2026 and December 31, 2025 are as follows:

		June 30, 2026	December 31, 2025
Asset retirement obligations	~~W~~	108,004	106,125
Expected loss related to litigation		57,641	144,173
Unused lines of credit		290,005	305,955
Guarantee contracts issued		138,016	111,307
Financial guarantee contracts issued		120,320	93,693
Non-financial guarantee contracts issued		17,696	17,614
Others (*1), (*2)		517,320	695,785
	~~W~~	1,110,986	1,363,345

(*1) As of June 30, 2026 and December 31, 2025, the Group recognizes a provision of ~~W~~ 253,157 million and ~~W~~ 305,237 million, respectively, an estimated amount which is highly probable to be paid for customer losses expected due to delays in redemption of Lime CI funds, etc.

(*2) As of June 30, 2026 and December 31, 2025, the Group recognizes a provision of ~~W~~ 6,034 million and ~~W~~ 8,643 million for the estimated customer compensation amount related to equity-linked products based on the Hong Kong H-Index (Hang Seng China Enterprises Index).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

17. Provisions (continued)

(b) Changes in provision for unused lines of credit and financial guarantee contracts issued for the six-month period ended June 30, 2026 and the year ended December 31, 2025 are as follows:

		June 30, 2026
		Unused lines of credit			Financial guarantee contracts issued			Total
		12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset

Beginning balance	~~W~~	209,890	92,942	3,123	82,138	11,554	1	399,648
Transfer (from) to 12-month expected credit losses		42,939	(42,811)	(128)	1,867	(1,867)	-	-
Transfer (from) to lifetime expected credit losses		(14,742)	14,790	(48)	(7,376)	7,376	-	-
Transfer (from) to impaired financial asset		(747)	(1,643)	2,390	-	-	-	-
Provided (reversed)		(39,296)	24,324	(2,534)	(895)	263	-	(18,138)
Change in foreign exchange rate		1,086	470	-	1,840	118	-	3,514
Other (*)		-	-	-	(538)	25,840	(1)	25,301
Ending balance	~~W~~	199,130	88,072	2,803	77,036	43,284	-	410,325

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

17. Provisions (continued)

(b) Changes in provision for unused lines of credit and financial guarantee contracts issued for the six-month period ended June 30, 2026 and the year ended December 31, 2025 are as follows (continued):

		December 31, 2025
		Unused lines of credit			Financial guarantee contracts issued			Total
		12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset

Beginning balance	~~W~~	229,415	88,843	93,017	80,780	6,296	12	498,363
Transfer (from) to 12-month expected credit losses		48,121	(47,999)	(122)	1,420	(1,420)	-	-
Transfer (from) to lifetime expected credit losses		(13,183)	13,237	(54)	(3,336)	3,336	-	-
Transfer (from) to impaired financial asset		(767)	(972)	1,739	-	-	-	-
Provided (reversed)		(50,312)	40,278	(91,457)	(3,308)	(1,077)	(3)	(105,879)
Change in foreign exchange rate		(3,089)	(445)	-	(333)	(154)	1	(4,020)
Other (*)		(295)	-	-	6,915	4,573	(9)	11,184
Ending balance	~~W~~	209,890	92,942	3,123	82,138	11,554	1	399,648

(*) Includes the effects of new financial guarantee contracts initially measured at fair value, expirations of such contracts, and changes in discount rates, among others..

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

18. Insurance contracts liabilities and others

(a) Insurance contract liabilities as of June 30, 2026 and December 31, 2025 are as follows:

		June 30, 2026	December 31, 2025
Insurance contract assets	~~W~~	(372)	(760)
Insurance contract liabilities		47,897,326	50,471,303
Net insurance contract liabilities	~~W~~	47,896,954	50,470,543
Reinsurance contract assets	~~W~~	358,183	603,442
Reinsurance contract liabilities		(24,709)	(56,378)
Net reinsurance contract assets	~~W~~	333,474	547,064

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

18. Insurance contracts liabilities and others (continued)

(b) Details of insurance profits and losses for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

			June 30, 2026
			Six-month
			Retroactive modification method	Fair value method	Other	Total
Unapplied premium allocation approach	Expected insurance premiums and other expected insurance service expenses	~~W~~	373,644	325,843	247,788	947,275
	Change in risk adjustment		21,577	17,780	37,698	77,055
	Amortization of contractual service margin		181,117	129,288	162,601	473,006
	Recoveries of insurance acquisition cash flows		44,960	117	208,167	253,244
	Other (*)		(5,397)	1,358	(6,216)	(10,255)
			615,901	474,386	650,038	1,740,325
Premium allocation approach			13,317	-	44,297	57,614
Insurance income subtotal			629,218	474,386	694,335	1,797,939

Unapplied premium allocation approach	Incurred claims and other incurred insurance service expenses		373,158	252,352	264,068	889,578
	Changes in fulfilment cash flows for incurred claims		3,331	56,246	34,505	94,082
	Losses on onerous contracts		16,671	923	51,356	68,950
	Amortization of insurance acquisition cash flows		44,960	116	208,167	253,243
	Other (*)		(4,712)	2,229	16,830	14,347
			433,408	311,866	574,926	1,320,200
Premium allocation approach			16,104	-	49,760	65,864
Insurance service expense subtotal		~~W~~	449,512	311,866	624,686	1,386,064

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

18. Insurance contracts liabilities and others (continued)

(b) Details of insurance profits and losses for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:(continued):

			June 30, 2026
			Six-month
			Retroactive modification method	Fair value method	Other	Total
Unapplied premium allocation approach	Incurred reinsurance claims	~~W~~	-	35,550	62,209	97,759
	Changes in fulfilment cash flows for incurred claims		-	(15,662)	(5,919)	(21,581)
	Other (*)		-	(1,418)	14,434	13,016
			-	18,470	70,724	89,194
Premium allocation approach			7,438	-	11,843	19,281
Reinsurance income subtotal			7,438	18,470	82,567	108,475

Unapplied premium allocation approach	Expected reinsurance claims		-	17,945	33,841	51,786
	Change in risk adjustment		-	1,231	2,479	3,710
	Amortization of contractual service margin		-	2,018	12,959	14,977
	Other (*)		-	(124)	(1,200)	(1,324)
			-	21,070	48,079	69,149
Premium allocation approach			5,369	-	16,393	21,762
Reinsurance service expense subtotal			5,369	21,070	64,472	90,911
		~~W~~	181,775	159,920	87,744	429,439

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

18. Insurance contracts liabilities and others (continued)

(b) Details of insurance profits and losses for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:(continued):

			June 30, 2026
			Three-month
			Retroactive modification method	Fair value method	Other	Total
Unapplied premium allocation approach	Expected insurance premiums and other expected insurance service expenses	~~W~~	186,892	162,549	128,545	477,986
	Change in risk adjustment		10,643	8,661	19,100	38,404
	Amortization of contractual service margin		97,878	65,759	79,473	243,110
	Recoveries of insurance acquisition cash flows		23,329	54	107,927	131,310
	Other (*)		(2,869)	858	(2,348)	(4,359)
			315,873	237,881	332,697	886,451
Premium allocation approach			6,663	-	23,241	29,904
Insurance income subtotal			322,536	237,881	355,938	916,355

Unapplied premium allocation approach	Incurred claims and other incurred insurance service expenses		190,491	164,974	151,451	506,916
	Changes in fulfilment cash flows for incurred claims		(2,743)	237	(95)	(2,601)
	Losses on onerous contracts		17,046	43,292	38,795	99,133
	Amortization of insurance acquisition cash flows		23,329	53	107,927	131,309
	Other (*)		(2,194)	1,282	8,976	8,064
			225,929	209,838	307,054	742,821
Premium allocation approach			8,001	-	25,114	33,115
Insurance service expense subtotal		~~W~~	233,930	209,838	332,168	775,936

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

18. Insurance contracts liabilities and others (continued)

(b) Details of insurance profits and losses for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:(continued):

			June 30, 2026
			Three-month
			Retroactive modification method	Fair value method	Other	Total
Unapplied premium allocation approach	Incurred reinsurance claims	~~W~~	-	16,039	31,162	47,201
	Changes in fulfilment cash flows for incurred claims		-	(8,547)	(3,983)	(12,530)
	Other (*)		-	(1,731)	14,128	12,397
			-	5,761	41,307	47,068
Premium allocation approach			3,951	-	5,262	9,213
Reinsurance income subtotal			3,951	5,761	46,569	56,281

Unapplied premium allocation approach	Expected reinsurance claims		-	8,908	16,999	25,907
	Change in risk adjustment		-	678	1,289	1,967
	Amortization of contractual service margin		-	255	4,593	4,848
	Other (*)		-	79	(154)	(75)
			-	9,920	22,727	32,647
Premium allocation approach			2,688	-	8,323	11,011
Reinsurance service expense subtotal			2,688	9,920	31,050	43,658
		~~W~~	89,869	23,884	39,289	153,042

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

18. Insurance contracts liabilities and others (continued)

(b) Details of insurance profits and losses for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:(continued):

			June 30, 2025
			Six-month
			Retroactive modification method	Fair value method	Other	Total
Unapplied premium allocation approach	Expected insurance premiums and other expected insurance service expenses	~~W~~	378,455	329,101	148,964	856,520
	Change in risk adjustment		29,907	21,533	37,056	88,496
	Amortization of contractual service margin		182,447	127,846	143,854	454,147
	Recoveries of insurance acquisition cash flows		47,685	170	152,106	199,961
	Other (*)		(5,823)	30	(3,649)	(9,442)
			632,671	478,680	478,331	1,589,682
Premium allocation approach			49,685	-	307	49,992
Insurance income subtotal			682,356	478,680	478,638	1,639,674

Unapplied premium allocation approach	Incurred claims and other incurred insurance service expenses		373,066	249,598	157,549	780,213
	Changes in fulfilment cash flows for incurred claims		6,156	52,821	23,065	82,042
	Losses on onerous contracts		(4,826)	(24,060)	31,656	2,770
	Amortization of insurance acquisition cash flows		47,836	170	151,955	199,961
	Other (*)		(5,191)	645	(5,649)	(10,195)
			417,041	279,174	358,576	1,054,791
Premium allocation approach			54,969	-	982	55,951
Insurance service expense subtotal		~~W~~	472,010	279,174	359,558	1,110,742

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

18. Insurance contracts liabilities and others (continued)

(b) Details of insurance profits and losses for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:(continued):

			June 30, 2025
			Six-month
			Retroactive modification method	Fair value method	Other	Total
Unapplied premium allocation approach	Incurred reinsurance claims	~~W~~	76	65,089	14,968	80,133
	Changes in fulfilment cash flows for incurred claims		49	(13,839)	937	(12,853)
	Other (*)		(6)	48	(234)	(192)
			119	51,298	15,671	67,088
Premium allocation approach			15,278	-	-	15,278
Reinsurance income subtotal			15,397	51,298	15,671	82,366

Unapplied premium allocation approach	Expected reinsurance claims		-	18,646	17,376	36,022
	Change in risk adjustment		-	1,851	1,338	3,189
	Amortization of contractual service margin		-	5,641	8,430	14,071
	Other (*)		-	14,856	5,460	20,316
			-	40,994	32,604	73,598
Premium allocation approach			17,769	-	-	17,769
Reinsurance service expense subtotal			17,769	40,994	32,604	91,367
		~~W~~	207,974	209,810	102,147	519,931

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

18. Insurance contracts liabilities and others (continued)

(b) Details of insurance profits and losses for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:(continued):

			June 30, 2025
			Three-month
			Retroactive modification method	Fair value method	Other	Total
Unapplied premium allocation approach	Expected insurance premiums and other expected insurance service expenses	~~W~~	188,630	163,316	79,472	431,418
	Change in risk adjustment		14,713	10,610	19,174	44,497
	Amortization of contractual service margin		89,307	62,601	73,382	225,290
	Recoveries of insurance acquisition cash flows		23,230	85	77,617	100,932
	Other (*)		(2,850)	1	(1,555)	(4,404)
			313,030	236,613	248,090	797,733
Premium allocation approach			25,624	-	249	25,873
Insurance income subtotal			338,654	236,613	248,339	823,606

Unapplied premium allocation approach	Incurred claims and other incurred insurance service expenses		188,803	162,505	93,054	444,362
	Changes in fulfilment cash flows for incurred claims		(3,750)	(15,392)	1,881	(17,261)
	Losses on onerous contracts		(8,809)	(16,246)	20,472	(4,583)
	Amortization of insurance acquisition cash flows		23,310	85	77,537	100,932
	Other (*)		(2,439)	391	1,496	(552)
			197,115	131,343	194,440	522,898
Premium allocation approach			31,470	-	1,869	33,339
Insurance service expense subtotal		~~W~~	228,585	131,343	196,309	556,237

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

18. Insurance contracts liabilities and others (continued)

(b) Details of insurance profits and losses for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:(continued):

			June 30, 2025
			Three-month
			Retroactive modification method	Fair value method	Other	Total
Unapplied premium allocation approach	Incurred reinsurance claims	~~W~~	42	50,416	3,998	54,456
	Changes in fulfilment cash flows for incurred claims		28	(8,046)	33	(7,985)
	Other (*)		4	(57)	(62)	(115)
			74	42,313	3,969	46,356
Premium allocation approach			9,509	-	-	9,509
Reinsurance income subtotal			9,583	42,313	3,969	55,865

Unapplied premium allocation approach	Expected reinsurance claims		-	9,379	8,871	18,250
	Change in risk adjustment		-	903	686	1,589
	Amortization of contractual service margin		-	2,946	4,621	7,567
	Other (*)		-	14,801	5,645	20,446
			-	28,029	19,823	47,852
Premium allocation approach			9,757	-	-	9,757
Reinsurance service expense subtotal			9,757	28,029	19,823	57,609
		~~W~~	109,895	119,554	36,176	265,625

(*) Other includes allocations of loss components, among others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

19. Insurance finance income and expense

Insurance finance income or expense for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

		June 30, 2026		June 30, 2025
		Three-month	Six- month	Three-month	Six- month
Insurance finance income
Insurance contract
Effect of foreign exchange rate changes	~~W~~	52	118	19,337	20,013
Other		1,723	20,534	1,085	20,995
		1,775	20,652	20,422	41,008
Reinsurance contract
Effect of foreign exchange rate changes		5	5	-	-
The change in non-performance risk by reinsurer		-	84	-	(7)
Other		-	-	89	228
		5	89	89	221
		1,780	20,741	20,511	41,229
Insurance finance expense
Insurance contract
Effect of foreign exchange rate changes		9,191	33,848	(341)	(304)
Other		1,956,386	2,374,271	383,673	458,910
		1,965,577	2,408,119	383,332	458,606
Insurance finance income (expense)	~~W~~	(1,963,797)	(2,387,378)	(362,821)	(417,377)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

20. Equity

(a) Equity as of June 30, 2026 and December 31, 2025 are as follows:

		June 30, 2026	December 31, 2025
Share Capital:
Ordinary shares (*1)	~~W~~	2,695,586	2,695,586
Preferred shares (*1), (*2)		274,055	274,055
		2,969,641	2,969,641

Hybrid bond		4,163,879	4,749,837

Capital surplus:
Share premium		1,486,821	11,352,744
Others		745,960	745,814
		2,232,781	12,098,558

Capital adjustments		(1,208,036)	(1,180,080)

Accumulated other comprehensive income, net of tax:
Loss on financial assets at FVOCI		(6,541,504)	(3,752,987)
Equity in other comprehensive loss of associates		(9,757)	(11,035)
Foreign currency translation adjustments for foreign operations		608,685	152,539
Net loss from cash flow hedges		(470,317)	(169,697)
Remeasurement of net defined benefit liability (asset)		(275,598)	(348,506)
Changes in own credit risk on financial liabilities designated under fair value option		(5,910)	(4,468)
Net finance income on insurance contract assets (liabilities)		5,484,982	1,801,274
Net finance income on reinsurance contract assets (liabilities)		(296,328)	(141,933)
		(1,505,747)	(2,474,813)

Retained earnings		53,448,231	41,796,129

Non-controlling interest		2,419,021	2,413,052
	~~W~~	62,519,770	60,372,324

(*1) Due to the retirement of shares using retained earnings, etc., the Group’s share capital differs from the aggregate par value of its issued shares.

(*2) All redeemable convertible preferred shares previously issued by the Group have been redeemed from earnings, and therefore, although preferred share capital exists, no preferred shares are outstanding.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

20. Equity (continued)

(b) Hybrid bonds

Hybrid bonds classified as other equity instruments of June 30, 2026 and December 31, 2025 are as follows:

	Issue date	Maturity date	Interest rate (%)		June 30, 2026	December 31, 2025
Hybrid bonds in KRW	September 15, 2017	Perpetual bond	4.25	~~W~~	89,783	89,783
	April 13, 2018	Perpetual bond	4.56		14,955	14,955
	March 16, 2021	Perpetual bond	2.94		-	429,009
	March 16, 2021	Perpetual bond	3.30		169,581	169,581
	January 25, 2022	Perpetual bond	3.90		560,438	560,438
	January 25, 2022	Perpetual bond	4.00		37,853	37,853
	August 26, 2022	Perpetual bond	4.93		343,026	343,026
	August 26, 2022	Perpetual bond	5.15		55,803	55,803
	January 30, 2023	Perpetual bond	5.14		398,831	398,831
	July 13, 2023	Perpetual bond	5.40		498,815	498,815
	January 31, 2024	Perpetual bond	4.49		398,833	398,833
	September 12, 2024	Perpetual bond	4.00		399,033	399,033
	February 13, 2025	Perpetual bond	3.90		398,835	398,835
	September 9, 2025	Perpetual bond	3.26		399,035	399,035
	March 16, 2026	Perpetual bond	4.20		399,058	-
Hybrid bonds in USD	May 12, 2021	Perpetual bond	2.88		-	556,007
				~~W~~	4,163,879	4,749,837

(*) For the six-month period ended June 30, 2026, the deduction for capital related to hybrid bonds issued is ~~W~~ 942 million.

The hybrid bonds above can be repaid early after 5 or 10 years from the date of issuance, and the Group has an unconditional right to extend the maturity under the same condition or change them to perpetual bonds.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

20. Equity (continued)

(c) Treasury shares

Changes in treasury shares for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows:

	June 30, 2026			December 31, 2025
	The number of shares		Carrying amount	The number of shares		Carrying amount
Beginning balance	8,337,535	~~W~~	600,001	4,585,561	~~W~~	250,000
Acquisition	7,707,161		700,000	21,702,365		1,250,001
Retirement (*)	(10,840,573)		(800,000)	(17,950,391)		(900,000)
Ending balance	5,204,123	~~W~~	500,001	8,337,535	~~W~~	600,001

(*) For the six-month period ended June 30, 2026, the Group acquired treasury shares for retirement and completed the retirement of 10,840,573 shares on February 6, 2026. For the year ended December 31, 2025, the Group acquired treasury shares for retirement and completed the retirement of 7,603,260 shares and 10,347,131 shares on April 29, 2025 and June 26, 2025, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

20. Equity (continued)

(d) Accumulated other comprehensive income

Changes in accumulated other comprehensive income for the six-month period ended June 30, 2026 and the year ended December 31, 2025 are as follows:

		June 30, 2026
		Items that are or may be reclassified to profit or loss						Items that will not be reclassified to profit or loss				Total
		Valuation gains (losses) on financial instruments at FVOCI	Equity in other comprehensive income (expense) of associates	Foreign currency translation adjustments for foreign operations	Net gain (loss) from cash flow hedges	Net finance income (expense) on insurance contract assets (liabilities)	Net finance Income (expense) on reinsurance contract assets (liabilities)	Remeasurements of the defined benefit liability (asset)	Equity in other comprehensive income (expense) of associates	Valuation gains (losses) on financial instruments at FVOCI (*)	Gain (loss) on financial liabilities designated at FVTPL attributable to changes in credit risk
Beginning balance	~~W~~	(4,081,244)	(11,044)	152,539	(169,697)	1,801,274	(141,933)	(348,506)	9	328,257	(4,468)	(2,474,813)
Change due to fair value		(3,888,289)	(320)	-	-	5,093,377	(212,953)	-	3	123,997	(3,722)	1,112,093
Reclassification:
Change due to impairment or disposal		(73,507)	-	-	-	-	-	-	-	-	-	(73,507)
Effect of hedge accounting		-	-	-	(410,354)	-	-	-	-	-	-	(410,354)
Hedging		-	-	(149,303)	(2,899)	-	-	-	-	-	-	(152,202)
Effects from changes in		-	2,080	599,863	-	-	-	-	-	8,028	-	609,971

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

foreign exchange rate

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

20. Equity (continued)

(d) Accumulated other comprehensive income (continued)

Changes in accumulated other comprehensive income for the six-month period ended June 30, 2026 and the year ended December 31, 2025 are as follows (continued):

		June 30, 2026
		Items that are or may be reclassified to profit or loss						Items that will not be reclassified to profit or loss				Total
		Valuation gains (losses) on financial instruments at FVOCI	Equity in other comprehensive income (expense) of associates	Foreign currency translation adjustments for foreign operations	Net gain (loss) from cash flow hedges	Net finance income (expense) on insurance contract assets (liabilities)	Net finance Income (expense) on reinsurance contract assets (liabilities)	Remeasurements of the defined benefit liability (asset)	Equity in other comprehensive income (expense) of associates	Valuation gains (losses) on financial instruments at FVOCI (*)	Gain (loss) on financial liabilities designated at FVTPL attributable to changes in credit risk
Remeasurements of the net defined benefit liability (asset)		-	-	-	-	-	-	101,521	-	-	-	101,521
Deferred income taxes		1,093,254	(484)	8,770	112,633	(1,409,669)	58,558	(28,225)	(1)	(39,922)	1,024	(204,062)
Amount transferred to retained earnings due to disposal		-	-	-	-	-	-	-	-	(14,298)	1,256	(13,042)
Non-controlling interests		2,220	-	(3,184)	-	-	-	(388)	-	-	-	(1,352)
Ending balance	~~W~~	(6,947,566)	(9,768)	608,685	(470,317)	5,484,982	(296,328)	(275,598)	11	406,062	(5,910)	(1,505,747)

(*) Change due to fair value includes an increase of ~~W~~ 33,055 million recognized for equity instruments derecognized during the six-month period ended June 30, 2026.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

20. Equity (continued)

(d) Accumulated other comprehensive income (continued)

Changes in accumulated other comprehensive income for the six-month period ended June 30, 2026 and the year ended December 31, 2025 are as follows (continued):

		December 31, 2025
		Items that are or may be reclassified to profit or loss						Items that will not be reclassified to profit or loss				Total
		Valuation gains (losses) on financial instruments at FVOCI	Equity in other comprehensive income (expense) of associates	Foreign currency translation adjustments for foreign operations	Net gain (loss) from cash flow hedges	Net finance income (expense) on insurance contract assets (liabilities)	Net finance Income (expense) on reinsurance contract assets (liabilities)	Remeasurements of the net defined benefit liability (asset)	Equity in other comprehensive income (expense) of associates	Valuation gains (losses) on financial instruments at FVOCI (*)	Gain (loss) on financial liabilities designated at FVTPL attributable to changes in credit risk
Beginning balance	~~W~~	(2,482,668)	5,692	296,489	3,406	532,388	11,750	(354,087)	9	168,150	(5,569)	(1,824,440)
Change due to fair value		(2,181,955)	(24,731)	-	-	1,748,614	(211,730)	-	-	225,514	(4,163)	(448,451)
Reclassification:
Change due to impairment or disposal		(47,293)	662	-	-	-	-	-	-	-	-	(46,631)
Effect of hedge accounting		-	-	-	(27,149)	-	-	-	-	-	-	(27,149)
Hedging		(19,262)	-	59,096	(216,152)	-	-	-	-	-	-	(176,318)
Effects from changes in		-	1,107	(199,597)	-	-	-	-	-	(696)	-	(199,186)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

foreign exchange rate

20. Equity (continued)

(d) Accumulated other comprehensive income (continued)

Changes in accumulated other comprehensive income for the six-month period ended June 30, 2026 and the year ended December 31, 2025 are as follows (continued):

	December 31, 2025
	Items that are or may be reclassified to profit or loss						Items that will not be reclassified to profit or loss				Total
	Valuation gains (losses) on financial instruments at FVOCI	Equity in other comprehensive income (expense) of associates	Foreign currency translation adjustments for foreign operations	Net gain (loss) from cash flow hedges	Net finance income (expense) on insurance contract assets (liabilities)	Net finance Income (expense) on reinsurance contract assets (liabilities)	Remeasurements of the defined benefit liability (asset)	Equity in other comprehensive income (expense) of associates	Valuation gains (losses) on financial instruments at FVOCI (*)	Gain (loss) on financial liabilities designated at FVTPL attributable to changes in credit risk
Remeasurements of the net defined benefit liability (asset)	-	-	-	-	-	-	(181)	-	-	-	(181)
Deferred income taxes	648,218	6,226	(3,787)	70,198	(479,728)	58,047	5,505	-	(61,788)	1,511	244,402
Amount transferred to retained earnings due to disposal	-	-	-	-	-	-	-	-	(2,923)	3,753	830

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

Non-controlling interests		1,716	-	338	-	-	-	257	-	-	-	2,311
Ending balance	~~W~~	(4,081,244)	(11,044)	152,539	(169,697)	1,801,274	(141,933)	(348,506)	9	328,257	(4,468)	(2,474,813)

(*) Change due to fair value includes a decrease of ~~W~~ 650 million recognized for equity instruments derecognized during the year ended December 31, 2025.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

20. Equity (continued)

(e) Regulatory reserve for loan losses

In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by K-IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses in retained earnings.

i) Changes in regulatory reserve for loan losses including non-controlling interests as of June 30, 2026 and December 31, 2025 are as follows:

		June 30, 2026	December 31, 2025
Beginning balance	~~W~~	4,243,565	3,969,339
Expected regulatory reserve for loan losses		281,042	274,226
Ending balance	~~W~~	4,524,607	4,243,565

ii) Profit attributable to equity holders of Shinhan Financial Group and earnings per share after factoring in regulatory reserve for loan losses for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

		June 30, 2026		June 30, 2025
		Three- month	Six- month	Three-month	Six- month
Profit for the period	~~W~~	1,820,135	3,442,729	1,549,053	3,037,399
Provision for regulatory reserve for loan losses		(114,223)	(279,291)	14,156	(50,677)
Profit adjusted for regulatory reserve	~~W~~	1,705,912	3,163,438	1,563,209	2,986,722
Basic and diluted earnings per share adjusted for regulatory reserve (*)	~~W~~	3,505	6,484	3,205	6,077

(*) Dividends for hybrid bonds are deducted.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

20. Equity (continued)

(f) Dividends

i) Quarterly dividends paid by the Parent Company for the six-month period ended June 30, 2026 are as follows:

Record date	Category		Total dividends
April 30, 2026 (1st Quarter)	Ordinary shares (~~W~~ 740 per share)	~~W~~	348,750

ii) By resolutions of the 25th general meeting of stockholders, the annual dividends declared to be paid by the Parent Company to the shareholders of the Company in respect of the year ended December 31, 2025 are as follows:

Category		Total dividends
Ordinary shares (~~W~~ 880 per share)	~~W~~	417,502

21. Operating income

Operating income for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

		June 30, 2026		June 30, 2025
		Three-month	Six-month	Three-month	Six-month
Interest income	~~W~~	7,281,967	14,354,098	6,967,186	14,035,110
Fees and commission income		1,662,527	3,024,406	1,147,111	2,200,543
Insurance income		916,355	1,797,939	823,606	1,639,674
Reinsurance income		56,281	108,475	55,865	82,366
Insurance finance income		1,780	20,741	20,511	41,229
Dividend income		66,175	137,036	62,132	133,543
Net gain on financial instruments measured at fair value through profit or loss		5,422,493	7,535,497	1,125,667	2,203,266
Gain on trading derivatives measured at fair value through profit or loss		6,529,562	18,045,621	7,942,407	12,419,311
Net gain on financial instruments designated at fair value through profit or loss		29,457	252,377	122,844	185,555
Net gain on foreign currency transaction		2,568,912	6,912,781	4,227,986	5,092,454
Net gain on disposal of securities at fair value through other comprehensive income		22,558	62,449	85,537	187,294
Net gain on disposal of securities at amortized cost		-	5	-	1
Reversal of credit losses		17,134	18,138	21,967	33,402
Gain related to hedging derivates		189,923	724,713	416,355	611,599
Other operating income		298,032	561,312	204,843	474,709
	~~W~~	25,063,156	53,555,588	23,224,017	39,340,056

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

22. Net interest income

Net interest income for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

		June 30, 2026		June 30, 2025
		Three-month	Six-month	Three-month	Six-month
Interest income:
Cash and due from banks at amortized cost	~~W~~	219,967	427,580	191,070	380,130
Deposit at FVTPL		409	800	383	518
Securities at FVTPL		339,266	757,450	372,630	764,035
Securities at FVOCI		815,161	1,589,632	708,600	1,409,833
Securities at amortized cost		256,592	506,839	267,173	531,586
Loans at amortized cost		5,527,282	10,828,346	5,303,613	10,712,858
Loans at FVTPL		17,972	40,797	31,791	59,397
Insurance finance interest income		63,440	125,097	55,722	105,064
Others		41,878	77,557	36,204	71,689
		7,281,967	14,354,098	6,967,186	14,035,110
Interest expense:
Deposits		2,443,926	4,702,817	2,322,709	4,731,389
Interests on financial liabilities designated at FVTPL		3,960	7,876	3,506	6,834
Borrowings		375,980	772,944	391,112	790,233
Debt securities issued		735,889	1,554,659	822,108	1,672,538
Insurance finance interest expenses		486,783	963,964	481,597	946,277
Others		101,068	193,334	82,202	168,999
		4,147,606	8,195,594	4,103,234	8,316,270

Net interest income	~~W~~	3,134,361	6,158,504	2,863,952	5,718,840

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

23. Net fees and commission income

Net fees and commission income for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

		June 30, 2026		June 30, 2025
		Three-month	Six-month	Three-month	Six-month
Fees and commission income:
Credit placement fees	~~W~~	12,670	27,232	17,228	32,669
Commission received as electronic charge receipt		38,829	76,003	36,906	74,257
Brokerage fees		396,092	708,346	114,253	205,771
Commission received as agency		53,076	103,397	46,175	90,464
Investment banking fees		73,765	103,122	82,065	145,398
Commission received in foreign exchange activities		146,798	263,259	107,023	201,575
Trust management fees		111,695	187,466	62,396	120,998
Credit card fees		350,279	675,090	325,422	602,481
Operating lease fees		146,717	301,841	162,652	332,894
Others		332,606	578,650	192,991	394,036
		1,662,527	3,024,406	1,147,111	2,200,543
Fees and commission expense:
Credit-related fee		8,460	19,783	11,082	21,914
Credit card fees		270,193	524,280	245,847	486,813
Others		194,945	350,588	128,207	251,695
		473,598	894,651	385,136	760,422

Net fees and commission income	~~W~~	1,188,929	2,129,755	761,975	1,440,121

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

24. Reversal of (provision for) credit losses

Reversal of (provision for) credit losses on financial assets for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

		June 30, 2026		June 30, 2025
		Three-month	Six-month	Three-month	Six-month
Allowance provided:
Loans at amortized cost	~~W~~	(449,865)	(943,587)	(629,280)	(1,047,818)
Other financial assets at amortized cost		(25,297)	(50,627)	(7,462)	(38,819)
Securities at fair value through other comprehensive income		(134)	(134)	(3,078)	(3,969)
Unused lines of credit and financial guarantee		1,907	-	-	-
Securities at amortized cost		(58)	(215)	-	-
		(473,447)	(994,563)	(639,820)	(1,090,606)
Allowance reversed:
Securities at fair value through other comprehensive income		(1,004)	-	-	-
Securities at amortized cost		-	-	(13)	59
Unused lines of credit and financial guarantee		18,138	18,138	21,980	33,343
		17,134	18,138	21,967	33,402
	~~W~~	(456,313)	(976,425)	(617,853)	(1,057,204)

25. General and administrative expenses

General and administrative expenses for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

		June 30, 2026		June 30, 2025
		Three-month	Six-month	Three-month	Six-month
Employee benefits:
Salaries	~~W~~	937,967	1,820,311	832,939	1,654,271
Severance benefits:
Defined contribution		10,827	25,290	8,885	20,454
Defined benefit		28,450	58,201	41,753	74,107
		39,277	83,491	50,638	94,561
Termination benefits		1,399	31,863	2,238	4,182
		978,643	1,935,665	885,815	1,753,014

Entertainment		10,310	20,140	9,772	19,589
Depreciation		130,143	267,185	137,375	274,272
Amortization		80,115	158,059	76,822	152,784
Taxes and utility bills		163,775	273,565	81,504	137,916
Advertising		79,997	128,616	66,088	116,945
Research		7,192	14,010	7,013	13,776
Others		220,516	418,856	221,711	431,762
	~~W~~	1,670,691	3,216,096	1,486,100	2,900,058

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

26. Share-based payments

(a) Performance shares granted as of June 30, 2026 are as follows:

	Expired	Not expired
Type	Cash-settled share-based payment

Performance conditions	Relative stock price linked (20.0%), management index (80.0%)

Exercising period	4 years from the commencement date of the year to which the grant date belongs

Estimated number of shares vested at June 30, 2026	178,692 shares	2,236,914 shares

Fair value per share in Korean won (*)	~~W~~ 37,387, ~~W~~ 37,081, ~~W~~ 38,156, ~~W~~ 50,444 and ~~W~~ 77,757 for the expiration of exercising period from 2021 to 2025	~~W~~ 95,800

(*) Based on performance-based stock compensation, the reference stock price (the arithmetic average of the weighted average share price of transaction volume for the past two months, the past one month, and the past one week from the day before the base date) of four years after the commencement of the grant year is paid in cash, and the fair value of the reference stock price to be paid in the future is assessed as the closing price of the settlement.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

26. Share-based payments (continued)

(b) Share-based compensation costs for the six-month periods ended June 30, 2026 and 2025 are as follows:

		June 30, 2026
		Employees of
		Parent Company	Subsidiaries	Total
Performance share	~~W~~	5,991	49,140	55,131

		June 30, 2025
		Employees of
		Parent Company	Subsidiaries	Total
Performance share	~~W~~	4,475	36,262	40,737

(c) Accrued expenses recognized related to share-based payment transactions as of June 30, 2026 and December 31, 2025 are as follows:

		June 30, 2026
		Parent Company	Subsidiaries	Total
Performance share	~~W~~	21,804	200,005	221,809

		December 31, 2025
		Parent Company	Subsidiaries	Total
Performance share	~~W~~	22,537	197,518	220,055

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

27. Income taxes

Income tax expense for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

		June 30, 2026		June 30, 2025
		Three-month	Six- month	Three-month	Six- month
Current income tax expense (*)	~~W~~	429,863	635,568	336,565	634,575
Deferred income tax expense arising from the origination and reversal of temporary differences (*)		441,996	813,775	240,592	224,488
Income tax expense (benefit) related to items recognized outside profit or loss		(202,535)	(207,785)	(82,267)	124,339
Income tax expense	~~W~~	669,324	1,241,558	494,890	983,402

Effective tax rate	%	26.60	26.21	23.88	24.12

(*) Due to the implementation of the global minimum tax law, the current income tax expense as of June 30, 2026, and December 31, 2025, is ~~W~~ 1,177 million and ~~W~~ 936 million, respectively. The Group does not recognize deferred tax assets and liabilities related to global minimum tax laws by applying the temporary exception provision for deferred tax in K-IFRS No. 1012.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

28. Earnings per share

Basic and diluted earnings per share for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

		June 30, 2026		June 30, 2025
		Three- month	Six- month	Three-month	Six- month
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	1,820,135	3,442,729	1,549,053	3,037,399
Less:
Dividends to hybrid bonds		(55,677)	(99,728)	(56,543)	(99,133)
Profit attributable to ordinary shareholders	~~W~~	1,764,458	3,343,001	1,492,510	2,938,266

Weighted average number of ordinary shares outstanding (*)		470,565,045	472,501,826	487,414,572	491,479,027

Basic and diluted earnings per share in Korean won	~~W~~	3,750	7,075	3,062	5,978

(*) As of June 30, 2026, the number of ordinary shares issued by the Group is 474,654,361 shares, and the weighted average number of outstanding shares reflects changes such as the acquisition and retirement of treasury shares for the six-month periods ended June 30, 2026 and 2025.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

29. Commitments and contingencies

(a) Guarantees, acceptances and lines of credit as of June 30, 2026 and December 31, 2025 are as follows:

		June 30, 2026	December 31, 2025
Guarantees and purchase agreements:
Outstanding guarantees	~~W~~	19,676,744	18,642,539
Contingent guarantees		5,823,286	4,917,473
ABS and ABCP purchase agreements		3,819,281	2,649,382
		29,319,311	26,209,394
Commitments to extend credit:
Loan commitments in won		98,369,597	95,042,772
Loan commitments in foreign currency		28,509,084	25,559,545
Unused lines of credit		92,329,939	93,230,869
Other agreements		6,753,208	6,483,867
		225,961,828	220,317,053
Endorsed bills:
Secured endorsed bills		18,832	12,574
Unsecured endorsed bills		13,225,930	10,560,935
		13,244,762	10,573,509
	~~W~~	268,525,901	257,099,956

(b) Legal contingencies

As of June 30, 2026, the Group is involved with 1,335 pending lawsuits as a defendant with total litigation fee of ~~W~~ 1,282,693 million.

As of June 30, 2026, the Group has recorded ~~W~~ 57,641 million and ~~W~~ 4,642 million, respectively, as other provisions and insurance contract liabilities for litigations, etc., which have been decided to lose at the first trial. The outcome of the remaining litigations other than those accounted for provisions, etc. are not expected to have a material impact on the consolidated financial statements, but additional losses may result from future litigation.

Although not included in the above litigation, RIA R Squared, Inc. ("Ria"), a U.S.-based asset management company, filed a civil lawsuit against Shinhan Securities Co., Ltd. with the Supreme Court of the State of New York, County of New York in connection with a securities lending transaction agreement entered into with Shinhan Securities. In July 2026, while pre-trial discovery was ongoing, Ria filed a petition for relief under Chapter 11 of the U.S. Bankruptcy Code with a court in Miami, and the related bankruptcy proceedings are expected to continue. As of June 30, 2026, the Group is unable to reliably estimate the impact of this matter on its consolidated financial statements or the amount of any ultimate loss, if any.

In addition, in connection with the suspension of redemptions of the KS Asia Absolute Return Fund (the "Gen2 Fund") in 2020, arbitration initiated by the Gen2 fund against Shinhan Securities Co., Ltd. in April 2022 was conducted at the Hong Kong International Arbitration Centre (HKIAC). On April 13, 2026, an arbitral award was rendered, ruling that the suspension of redemptions for the Gen2 Fund was unlawful and that grounds existed for the liquidation of the fund. Based on this arbitral award, Shinhan Securities Co., Ltd. plans to proceed with follow-up measures regarding the Gen2 Fund.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

29. Commitments and contingencies (continued)

(c) As a Prime Brokerage Service (PBS) provider, Shinhan Securities Co., Ltd. entered into a total return swap (TRS) agreement, derivatives that exchange profits and losses from underlying assets such as stocks, bonds, and funds, with a fund managed by Lime Asset Management (the “Lime Fund”). Through the TRS agreement with Shinhan Securities Co., Ltd., the Lime Fund invested approximately USD 200 million in the IIG Global Trade Finance Fund, IIG Trade Finance Fund, and IIG Trade Finance Fund–FX Hedge (hereinafter referred to as the “IIG Fund”) between May and September 2017. In 2019, under the management instructions of Lime Asset Management, Shinhan Securities Co., Ltd. made an in-kind investment of the IIG Fund into LAM Enhanced Finance III L.P. (the “LAM III Fund”) and acquired beneficiary certificates of the LAM III Fund. The recoverable value of the LAM III Fund’s beneficiary certificates is dependent on the recoverable value of the IIG Fund previously invested in kind. In November 2019, the IIG Fund was subject to a registration cancellation and asset freeze by the U.S. Securities and Exchange Commission (SEC).

In its interim inspection report issued in February 2020, the Financial Supervisory Service (FSS) stated that Shinhan Securities Co., Ltd. was involved in concealing losses and committing fraud in connection with the Lime Fund while operating TRS agreements, and a related prosecution investigation has since been ongoing. On November 12, 2021, the Financial Services Commission (FSC) finalized institutional sanctions against Shinhan Securities Co., Ltd., including a six-month ban on the sale of new private equity funds. In addition, the former director of Prime Brokerage Services at Shinhan Securities Co., Ltd. was arrested and indicted on charges of fraud and violation of the Financial Investment Services and Capital Markets Act. The director was subsequently found guilty.

On January 22, 2021, the prosecution indicted Shinhan Securities Co., Ltd. for violations of the Financial Investment Services and Capital Markets Act arising from the actions of the former director of its Prime Brokerage Services (PBS) division. Subsequently, on March 15, 2023, the court imposed a fine of ~~W~~ 50 million on Shinhan Securities for breach of its supervisory duties.

Taking into consideration the resolutions of the Board of Directors and the results of the dispute settlement committee of the Financial Supervisory Service, Shinhan Securities Co., Ltd. has completed, or plans to carry out, compensation and liquidity support for certain products, including the Lime Trade Finance Fund.

(d) From May 2014 to November 2019, Shinhan Securities Co., Ltd. sold trust instruments related to the Gen2 project. As of June 30, 2026, redemptions for the entire outstanding balance of approximately ~~W~~ 420 billion have been suspended, and repayments have been delayed. In accordance with a resolution of the Board of Directors dated September 28, 2021, Shinhan Securities Co., Ltd. decided to compensate customers who agreed to the suspension of redemption by paying 40% of their invested principal, with the remaining balance to be settled upon recovery of the underlying investments. On August 29, 2023, the Board of Directors resolved to proceed with a private settlement using a post-settlement method. Furthermore, on September 2, 2025, the Complaints Review Committee resolved to proceed with private settlements for the Lime M360 Fund and other trust products using a post-settlement method.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

29. Commitments and contingencies (continued)

(e) Shinhan Asset Trust Co., Ltd. is engaged in completion-guaranteed land trust projects, under which the company assumes responsibility for ensuring project completion in the event the contractor fails to do so. If Shinhan Asset Trust Co., Ltd. fails to fulfill this obligation, it is liable to compensate financial institutions for any losses incurred. For the period ended June 30, 2026, Shinhan Asset Trust Co., Ltd. had entered into agreements for a total of 5 projects (including those already completed), such as a studio apartment development in Sincheon-dong, Siheung-si, Gyeonggi Province, under a management-type land trust with a guaranteed completion clause. As of June 30, 2026, the total project financing (PF) commitment amount from financial institutions related to these projects was ~~W~~ 227,800 million, and the outstanding PF loan balance amounted to ~~W~~ 195,496 million.

As of June 30, 2026, the guaranteed completion deadlines for 3 project sites (including completed ones) have passed. The total project financing (PF) loan commitment limits for these sites amount to ~~W~~ 90,300 million, with loan balances of ~~W~~ 64,496 million.

Shinhan Asset Trust Co., Ltd. continuously assesses the impact of off-balance sheet commitments to ensure that they are appropriately reflected in the financial statements, if necessary.

(f) As of June 30, 2026, Shinhan Asset Trust Co., Ltd. may lend a portion of the total project cost to the trust account in relation to loan-type land trust agreements, etc., and the maximum commitment amount of PF loans (unused limit) is ~~W~~ 187,799 million. Regarding the project, Shinhan Asset Trust Co., Ltd. is not unconditionally obligated to provide trust account loans. Instead, such decisions are made after comprehensively considering factors such as the proprietary account and the cash flow plans of each trust project.

(g) As of June 30, 2026, Shinhan Securities Co., Ltd. is under investigation by the Korea Fair Trade Commission regarding alleged unfair collusion among financial institutions.

(h) Shinhan Bank, in accordance with the Dual Recourse Bonds Act and the covered bond issuance program agreement, separately registers and manages a cover pool to secure the repayment of covered bonds. To maintain the eligibility of the cover pool, Shinhan Bank performs a collateral maintenance ratio test on each calculation date to ensure that the adjusted total collateral amount remains at or above a specified percentage (minimum collateral ratio) of the outstanding issuance balance. In addition, from 12 months prior to the maturity of covered bonds, Shinhan Bank conducts a pre-maturity liquidity test and has agreed to pre-accumulate liquidity assets necessary for repayment at maturity upon the occurrence of certain events, such as a credit rating downgrade.

As of June 30, 2026 and December 31, 2025, the carrying amounts of covered bonds issued by Shinhan Bank are ~~W~~ 1,997,145 million and ~~W~~ 1,916,820 million, respectively. The carrying amounts of the cover pools (including residential mortgage loans and liquidity assets) established to comply with the above agreements are ~~W~~ 3,316,264 million and ~~W~~ 3,647,109 million, respectively.

(i) Shinhan Card Co., Ltd. is currently subject to an investigation by the supervisory authorities in connection with the leakage of personal information of merchant representatives that occurred between March 2022 and May 2025. The outcome of the investigation cannot be reasonably estimated as of June 30, 2026.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

30. Statement of cash flows

Cash and cash equivalents in the consolidated statements of cash flows as of June 30, 2026 and December 31, 2025 are as follows:

		June 30, 2026	December 31, 2025
Cash and due from banks at amortized cost	~~W~~	47,256,842	39,758,705
Adjustments:
Due from banks with a maturity over three months from date of acquisition		(988,732)	(966,755)
Restricted due from banks		(4,388,230)	(3,496,827)
		(5,376,962)	(4,463,582)
	~~W~~	41,879,880	35,295,123

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

31. Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements. In accordance with K-IFRS No. 1024, the Group defines the retirement benefit plans of the associates, key management and their families, the consolidation group and related parties as the scope of related parties. The amount of profit and loss, receivable balance and payable balance between the Group and the related parties are disclosed. For details of the associates and joint ventures, refer to ‘Note 12’.

(a) Balances with the related parties as of June 30, 2026 and December 31, 2025 are as follows:

Related party	Account		June 30, 2026	December 31, 2025
Investments in associates:
BNP Paribas Cardif Life Insurance	Credit card loans	~~W~~	168	190
〃	ACL		(9)	(1)
〃	Accrued income		11	14
〃	Deposits		3,817	3,855
〃	Allowance for Undrawn Commitment		14	1
ICSF (The Korea’s Information Center for Savings & Finance)	Credit card loans		1	1
〃	Deposits		2	4
Nomura-Rifa Private Real Estate Investment Trust 19	Loans		11,100	11,400
〃	ACL		-	(3,781)
〃	Accrued income		44	47
Korea Finance Security Co., Ltd.	Deposits		116	123
〃	Credit card loans		7	7
Korea Credit Bureau	Deposits		1,002	1,671
〃	Credit card loans		480	907
SBC PFV Co., Ltd.	Loans		580,800	519,800
〃	ACL		(4,406)	(3,990)
〃	Accrued income		50	93
〃	Allowance for Undrawn Commitment		740	771
〃	Deposits		1	1
〃	Unearned revenue		336	-
Goduck Gangil10 PFV Co., Ltd.	Deposits		179	340
Shinhan Global Healthcare Fund 2	Deposits		1	1
Future-Creation Neoplux Venture Capital Fund	Account receivables		3,600	3,600
Shinhan-Neoplux Energy Newbiz Fund	Account receivables		643	643
SHINHAN-NEO Core Industrial Technology Fund	Account receivables		125	288
Neoplux No.3 Private Equity Fund	Account receivables		6,250	9,240
Wave Technology	Deposits		16	106
SHINHAN-NEO Market-Frontier 2nd Fund	Account receivables		665	1,485
iPIXEL Co., Ltd.	Credit card loans		21	10
〃	Deposits		14	74
NewWave 6th Fund	Account receivables		321	791
DDI LVC Master Real Estate Investment Trust Co., Ltd.	Deposits		710	784
Logisvalley Shinhan REIT Co., Ltd.	Loans		32,340	33,000
〃	ACL		(27)	(29)
〃	Accrued income		75	75
〃	Deposits		804	932

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

31. Related parties (continued)

(a) Balances with the related parties as of June 30, 2026 and December 31, 2025 are as follows (continued):

Related party	Account		June 30, 2026	December 31, 2025
Investments in associates (continued):
Shinhan-Albatross Technology Investment Fund	Deposits	~~W~~	4,676	2,331
Shinhan VC tomorrow venture fund 1	Account receivables		1,585	2,992
JS Shinhan Private Equity Fund	Accrued income		-	289
SEOKWANG T&I	Deposits		1	-
NH-J&-IBKC Label Technology Fund	Deposits		31	44
Shinhan M&A-ESG Fund	Account receivables		81	-
SH K-REITs Infra Real Estate Investment Trust (FoFs)	Accrued income		5	5
Shinhan-CJ TechInnovation Fund 1st	Deposits		1,500	3,500
SH US Buyback&High Dividend Security Feeder Investment Trust(H)[Equity]	Accrued income		12	14
SH Prestige High Dividend Security Feeder No.1[Equity]	Accrued income		77	34
Shinhan General Private Real Estate Investment Trust No.3	Accrued income		29	50
Capstone REITs No.26	Loans		-	20,000
〃	ACL		-	(21)
〃	Accrued income		-	93
Shinhan Mid and Small-Sized Office Value-Added MO REIT Co., Ltd.	Accrued income		144	146
PineStreet Global Corporate FoF XIII-2	Derivative assets		534	469
〃	Derivative liabilities		4	17
CASCADETECH INC	Deposits		15	11
Songpa biz cluster PFV Co., Ltd.	Loans		1,229,124	70,272
〃	ACL		(1,550)	(521)
〃	Accrued income		-	129
〃	Allowance for Undrawn Commitment		44	-
〃	Deposits		357	-
STIC ALT Global II Private Equity Fund	Deposits		418	805
TECHFIN RATINGS Co., Ltd.	Credit card loans		30	28
〃	ACL		(1)	-
〃	Deposits		7,609	13,548
〃	Allowance for Undrawn Commitment		2	1
Nomura-Rifa Private Real Estate Investment Trust 31	Loans		13,860	13,860
〃	ACL		(73)	(54)
Pacific Private Placement Real Estate Fund No.40	Loans		14,000	14,000
〃	ACL		(99)	(99)
〃	Accrued income		150	152
Shinhan-DS Mezzanine Fund 1	Unearned revenue		-	88
Shinhan-Csquared Mezzanine Fund 1	Unearned revenue		39	19
KR Seocho Co., Ltd.	Loans		11,871	11,871
〃	ACL		(237)	(228)
〃	Accrued income		2,245	1,691
Shinhan-Dev healthcare Fund I	Unearned revenue		46	8
Credila Financial Services	Loans		15,241	19,895
〃	ACL		(60)	(78)

31. Related parties (continued)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

(a) Balances with the related parties as of June 30, 2026 and December 31, 2025 are as follows (continued):

Related party	Account		June 30, 2026	December 31, 2025
Investments in associates (continued):
Credila Financial Services	Deposits	~~W~~	8,150	3,196
Shinhan Rio Green Private Equity Fund	Account receivables		78	79
〃	Deposits		600	-
D2U 12th Fund	Deposits		400	400
Finflow	Credit card loans		22	-
〃	Deposits		424	574
〃	Allowance for Undrawn Commitment		1	-
Fireant Media and Digital Service Joint Stock Company	Deposits		-	4
SH US Long Term Treasury Plus Security Feeder Investment Trust(H)[Bond-FoFs]	Accrued income		2	4
IGIS Yongsan Office General Private Real Estate Investment Trust 518	Loans		20,000	20,000
〃	ACL		(141)	(141)
〃	Accrued income		140	140
Shinhan-BNK Global Fund I	Unearned revenue		21	44
IGIS No. 574 Real Estate General Private Investment Company	Loans		9,000	-
〃	ACL		(43)	-
〃	Unearned revenue		347	-
Shinhan Time Secondary Blind Fund	Deposits		100	-
Shinhan-Time Premier Fund	Accrued income		7	-
Shinhan-BNK Mezzanine Fund 1	Unearned revenue		115	-
Shinhan-Kiwoom Productive Finance Fund 1	Unearned revenue		57	-
SNM Technology Innovation Fund	Account receivables		146	-
ShinhanHelio Black Private Equity Eund	Account receivables		68	-
Shinhan Market-Frontier Fund Ⅲ	Account receivables		156	-
Key management personnel and their immediate relatives:
	Loans		4,347	4,558
	Assets		1,953,009	753,419
	Liabilities	~~W~~	32,709	33,253

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

31. Related parties (continued)

(b) Transactions with the related parties for the six-month periods ended June 30, 2026 and 2025 are as follows:

Related party	Account		June 30, 2026	June 30, 2025
Investments in associates:
BNP Paribas Cardif Life Insurance	Fees and commission income	~~W~~	2,613	397
〃	Provision for credit losses		(8)	-
〃	Provision for allowance for undrawn commitments		(13)	-
〃	Interest expense		(5)	(6)
Shinhan-Albatross Technology Investment Fund	Fees and commission income		3	274
〃	Interest expense		(5)	(4)
Shinhan-Nvestor Liquidity Solution Fund	Fees and commission income		60	174
Shinhan-PS Investment Fund No.1	Fees and commission income		-	8
Nomura-Rifa Private Real Estate Investment Trust 19	Interest income		281	290
〃	Reversal of credit losses		3,781	167
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3 (*1)	Fees and commission income		-	116
Korea Finance Security Co., Ltd.	Fees and commission income		2	2
〃	Interest expense		(1)	-
〃	Other administrative expense		(74)	(72)
ShinHan – Soo Young Entrepreneur Investment Fund	Fees and commission income		54	77
Kiwoom-Shinhan Innovation Fund I	Fees and commission income		53	28
FuturePlay-Shinhan TechInnovation Fund 1	Fees and commission income		150	179
Korea Credit Bureau	Fees and commission income		2,960	1,614
〃	Fees and commission expense		(2,534)	(2,282)
〃	Other administrative expense		(446)	(96)
〃	Reversal of credit losses		-	1
〃	Interest expense		(12)	-
SBC PFV Co., Ltd.	Fees and commission income		-	28,745
〃	Interest income		18,381	28,479
〃	Provision for credit losses		(416)	(2,459)
〃	Reversal of (provision for) allowance for undrawn commitments		31	(799)
Goduck Gangil10 PFV Co., Ltd.	Fees and commission income		12	-
〃	Interest expense		-	(78)
Korea Omega Project Fund I (*2)	Fees and commission income		54	70
Sparklabs-Shinhan Opportunity Fund 1	Fees and commission income		-	1
EDNCENTRAL Co., Ltd. (*1)	Interest income		-	475
〃	Fees and commission income		-	18
〃	Interest expense		-	(14)
〃	Provision for credit losses		-	(41)
〃	Provision for allowance for undrawn commitments		-	(33)
Kakao-Shinhan 1st TNYT Fund	Fees and commission income		106	141

31. Related parties (continued)

(b) Transactions with the related parties for the six-month periods ended June 30, 2026 and 2025 are as follows (continued):

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

Related party	Account		June 30, 2026	June 30, 2025
Investments in associates (continued):
Future-Creation Neoplux Venture Capital Fund	Interest income	~~W~~	95	39
Gyeonggi-Neoplux Superman Fund	Fees and commission income		-	240
Shinhan-Neoplux Energy Newbiz Fund	Fees and commission income		-	338
NewWave 6th Fund	Fees and commission income		2,806	403
SHINHAN-NEO Core Industrial Technology Fund	Fees and commission income		125	150
Neoplux No.3 Private Equity Fund	Fees and commission income		-	973
SHINHAN-NEO Market-Frontier 2nd Fund	Fees and commission income		665	768
SWK-Shinhan New Technology Investment Fund 1st	Fees and commission income		5	30
Ulmus SHC innovation investment fund (*2)	Fees and commission income		1,807	33
iPIXEL Co., Ltd.	Reversal of credit losses		-	1
〃	Reversal of allowance for undrawn commitments		-	1
Shinhan Praxis K-Growth Global Private Equity Fund	Fees and commission income		5,155	-
Reverent-Shinhan Vista Fund	Fees and commission income		40	40
Kiwoom-Shinhan Innovation Fund 2	Fees and commission income		168	96
ETRI Holdings-Shinhan 1st Unicorn Fund	Fees and commission income		39	39
Shinhan VC tomorrow venture fund 1	Fees and commission income		1,585	1,404
JS Shinhan Private Equity Fund	Fees and commission income		170	297
Stonebridge-Shinhan Unicorn Secondary Fund	Fees and commission income		448	14
Shinhan-Kunicorn first Fund	Fees and commission income		261	261
Shinhan-Quantum Startup Fund	Fees and commission income		45	63
Shinhan Simone Fund Ⅰ	Fees and commission income		10	10
Shinhan Whitrin New Tech Fund	Fees and commission income		36	38
DDI LVC Master Real Estate Investment Trust Co., Ltd.	Interest expense		(1)	-
Logisvalley Shinhan REIT Co., Ltd.	Interest income		786	844
〃	Fees and commission income		38	38
〃	Interest expense		(1)	(1)
〃	Reversal of credit losses		2	-
Shinhan Dev Healthcare Investment Fund 1	Fees and commission income		37	30
Shinhan-Cognitive Start-up Fund L.P.	Fees and commission income		167	120
Global Commerce New Technology Investment Fund	Fees and commission income		15	15
Shinhan-HGI Entities with social responsibility Investment Fund	Fees and commission income		19	31
Shinhan WWG Energy Fund New Technology Investment Fund	Fees and commission income		11	34
Shinhan-Ji and Tec Smart Innovation Fund	Fees and commission income		130	130

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

31. Related parties (continued)

(b) Transactions with the related parties for the six-month periods ended June 30, 2026 and 2025 are as follows (continued):

Related party	Account	June 30, 2026	June 30, 2025
Investments in associates (continued):
Shinhan Time 1st Investment fund	Fees and commission income	26	26
Shinhan SGC ESG Investment Fund 1st	Fees and commission income	2	57
Shinhan-iSquare Venture PEF 1st	Fees and commission income	50	50
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st	Fees and commission income	198	207
DS-Shinhan-JBWoori New Media New Tehchnology Investment Fund No.1 (*2)	Fees and commission income	6	216
Bonanza-Shinhan GIB Innovative Semiconductor Investment Fund	Fees and commission income	55	55
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund	Fees and commission income	41	105
Shinhan M&A-ESG Investment Fund	Fees and commission income	494	536
SH US Buyback&High Dividend Security Feeder Investment Trust(H)[Equity]	Fees and commission income	38	36
SH Prestige High Dividend Security Feeder No.1[Equity]	Fees and commission income	169	38
Shinhan Time Secondary Blind New Technology Investment Association	Fees and commission income	47	49
〃	Interest expense	(1)	-
Shinhan-OpenWater Pre-IPO Fund-1	Fees and commission income	100	100
Shinhan-CJ Technology Innovation Fund No. 1	Fees and commission income	99	99
〃	Interest expense	(25)	(29)
Shinhan-Eco Venture Fund 2nd	Fees and commission income	50	50
Heungkuk-Shinhan The First Visionary Fund No.1	Fees and commission income	200	200
Koreainvestment-Shinhan-LEP K beauty	Fees and commission income	57	47
Shinhan HB Wellness 1st Fund	Fees and commission income	39	39
Shinhan J&Wave New Technology Business Investment Association	Fees and commission income	7	7
Shinhan General Private Real Estate Investment Trust No.3	Fees and commission income	87	99

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

31. Related parties (continued)

(b) Transactions with the related parties for the six-month periods ended June 30, 2026 and 2025 are as follows (continued):

Related party	Account		June 30, 2026	June 30, 2025
Investments in associates (continued):
Shinhan DS Secondary Investment Fund	Fees and commission income	~~W~~	150	150
Shinhan-Timefolio Bio Accelerator Fund	Fees and commission income		307	-
Fortress-Shinhan Air Cargo No. 1 New Technology Investment Association	Fees and commission income		3	3
Shinhan Ulmus Small Manager Innovative Enterprise Investment Association No. 7	Fees and commission income		31	47
Shinhan SM Office Value Add – Outsource Management Real Estate Investment Co., Ltd.	Fees and commission income		21	21
Shinhan-GB FutureFlow Fund L.P.	Fees and commission income		-	148
LB Scotland Amazon Fulfillment Center Fund 29	Derivative-related income		-	123
Pinestreet Grobal Fund 13-2	Derivative-related income		192	129
〃	Derivative-related expense		(4)	-
Shinhan Regent New Technology Business Investment Association No. 1	Fees and commission income		84	84
Shinhan-soo secondary Fund	Fees and commission income		169	113
E&Shinhan New Growth-Up Fund	Fees and commission income		80	80
TECHFIN RATINGS Co., Ltd.	Fees and commission income		2	2
〃	Interest expense		(134)	(304)
〃	Fees and commission expense		-	(1)
〃	Reversal of (provision for) credit losses		(1)	2
〃	Reversal of (provision for) allowance for undrawn commitments		(1)	6
Songpa biz cluster PFV Co., Ltd.	Interest income		25,586	1,017
〃	Fees and commission income		21,749	-
〃	Provision for credit losses		(1,029)	(119)
〃	Reversal of (provision for) allowance for undrawn commitments		(44)	47
STIC ALT Global II Private Equity Fund	Interest expense		-	(1)
Rifa Private Real Estate Investment Trust 31	Interest income		357	382
〃	Provision for credit losses		(19)	(12)
Pacific Private Placement Real Estate Fund No.40	Interest income		423	378
Shinhan-DS Mezzanine New Technology Investment Association No. 1	Fees and commission income		88	137
Shinhan-Csquared Mezzanine Fund 1	Fees and commission income		20	20
Shinhan Time BM Sub-Director New Technology Association	Fees and commission income		55	27

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

31. Related parties (continued)

(b) Transactions with the related parties for the six-month periods ended June 30, 2026 and 2025 are as follows (continued):

Related party	Account		June 30, 2026	June 30, 2025
Investments in associates (continued):
KR Seocho Co., Ltd.	Interest income	~~W~~	790	683
〃	Provision for credit losses		(9)	(9)
Shinhan Market-Frontier Investment Association No. 3	Fees and commission income		682	780
K-REITs Infrastructure Real Estate Fund	Fees and commission income		35	33
KB Distribution Private Real Estate 3-1	Interest income		-	41
Capstone REITs No.26	Interest income		416	496
〃	Reversal of credit losses		21	-
Wave Technology	Fees and commission expense		-	(300)
Credila Financial Services	Interest income		648	1,061
〃	Fees and commission income		-	9
〃	Reversal of (provision for) credit losses		18	(93)
〃	Interest expense		(91)	(10)
Shinhan Rio Green Private Equity Fund	Interest expense		(5)	(16)
Startup Korea Vision 2024 Fund	Fees and commission income		428	372
Shinhan-soo Investment Green Wiz Fund	Fees and commission income		375	287
Shinhan-Time Premier Fund	Fees and commission income		7	120
Finflow (*3)	Other non-operating income		-	2,652
〃	Fees and commission expense		(1,331)	-
〃	Other administrative expense		(271)	-
〃	Provision for allowance for undrawn commitments		(1)	-
D2U 12th Fund	Interest expense		(6)	(1)
SH US Long Term Treasury Plus Security Feeder Investment Trust(H)[Bond-FoFs]	Fees and commission income		15	-
IGIS Yongsan Office General Private Real Estate Investment Trust 518	Interest income		603	-
IGIS No. 574 Real Estate General Private Investment Company (*2)	Interest income		435	-
〃	Fees and commission income		479	-
〃	Provision for credit losses		(43)	-
Shinhan-BNK Global Fund I	Fees and commission income		22	-
Shinhan-Time Premier Mezzanine New Technology Business Investment Association No.2	Fees and commission income		123	-
Shinhan-Kiwoom Productive Finance Fund 1	Fees and commission income		8	-
Shinhan-BNK Mezzanine Fund 1	Fees and commission income		24	-
SNM Technology Innovation Fund	Fees and commission income		146	-
SYNERGY-SHINHAN Mezzanine New Technology Investment Fund 3rd	Fees and commission income		84	-

Key management personnel and their close family members	Interest income		85	142
		~~W~~	93,201	72,564

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

31. Related parties (continued)

(b) Transactions with the related parties for the six-month periods ended June 30, 2026 and 2025 are as follows (continued):

(*1) Excluded from the associates due to disposal and liquidation for the year ended December 31, 2025.

(*2) Excluded from the associates due to disposal and liquidation for the six-month period ended June 30, 2026.

(*3) During the six-month period ended June 30, 2025, the Group acquired shares of Finflow through an in-kind contribution. The gain on disposal related to the in-kind contribution of ~~W~~ 2,652 million is included in other non-operating income.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

31. Related parties (continued)

(c) Key management personnel compensation

Key management personnel compensation for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

		June 30, 2026		June 30, 2025
		Three-month	Six-month	Three-month	Six-month
Short-term employee benefits	~~W~~	3,102	9,435	5,651	11,429
Severance benefits		113	277	192	375
Share-based payments (*)		5,618	12,041	8,107	9,627
	~~W~~	8,833	21,753	13,950	21,431

(*) The above share-based compensation expenses are costs related to share-based compensation arrangements that are still within the vesting period.

(d) The guarantees and purchase agreement provided between the related parties as of June 30, 2026 and December 31, 2025 are as follows:

			Amount of guarantees
Guarantor	Guaranteed Parties		June 30, 2026	December 31, 2025	Account
Shinhan Bank	SBC PFV Co., Ltd.	~~W~~	1,178,000	1,226,300	Unused lines of credit for loans
〃	Songpa biz cluster PFV Co., Ltd.		378,947	-
〃	Key Management Personnel		1,138	989
Shinhan Life Insurance Co., Ltd.	SBC PFV Co., Ltd.		164,900	171,700
Shinhan Securities Co., Ltd.	SBC PFV Co., Ltd.		3,900	4,100
〃	Songpa biz cluster PFV Co., Ltd.		-	30,000
Shinhan Capital	SBC PFV Co., Ltd.		58,900	61,300
〃	Songpa biz cluster PFV Co., Ltd.		14,760	-
Shinhan Card Co., Ltd.	BNP Paribas Cardif Life Insurance		832	810	Unused lines of credit for credit card
The Group	Structured entities		99,743	131,704	Purchase agreement
			7,024	6,286	Derivatives agreement
		~~W~~	1,908,144	1,633,189

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

31. Related parties (continued)

(e) Details of collaterals provided by the related parties as of June 30, 2026 and December 31, 2025 are as follows:

				Amount of assets pledged
Provided to	Provided by	Pledged assets		June 30, 2026	December 31, 2025
Shinhan Bank	Logisvalley Shinhan REIT Co., Ltd.	Collateral trust	~~W~~	39,600	39,600
	Nomura-Rifa Private Real Estate Investment Trust 31	Collateral trust		16,632	16,632
	SBC PFV Co., Ltd.	Collateral trust		1,440,000	1,440,000
	〃	Shares		7,529	7,529
				1,447,529	1,447,529
	Songpa biz cluster PFV Co., Ltd.	Collateral trust		1,800,000	-
	Key Management Personnel	Properties		7,130	9,103
	〃	Deposits, etc.		1,729	1,783
	〃	Guarantee		955	980
				9,814	11,866
			~~W~~	3,313,575	1,515,627

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

31. Related parties (continued)

(f) Significant loans and financing transactions with related parties

i) Details of significant loan transactions with related parties for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows:

			June 30, 2026
Classification	Company		Beginning	Loan	Collection	Others	Ending
Investments in associates	Nomura-Rifa Private Real Estate Investment Trust 19	~~W~~	11,400	-	(300)	-	11,100
	SBC PFV Co., Ltd.		519,800	115,700	(54,700)	-	580,800
	Logisvalley Shinhan REIT Co., Ltd.		33,000	-	(660)	-	32,340
	Nomura-Rifa Private Real Estate Investment Trust 31		13,860	83	(83)	-	13,860
	Pacific Private Placement Real Estate Fund No.40		14,000	-	-	-	14,000
	KR Seocho Co., Ltd.		11,871	-	-	-	11,871
	Songpa biz cluster PFV Co., Ltd.		70,272	2,568,655	(1,409,803)	-	1,229,124
	Capstone REITs No.26		20,000	-	(20,000)	-	-
	Credila Financial Services		19,895	-	(4,654)	-	15,241
	IGIS Yongsan Office General Private Real Estate Investment Trust 518		20,000	-	-	-	20,000
	IGIS No. 574 Real Estate General Private Investment Company		-	9,000	-	-	9,000
Key Management Personnel			4,559	1,262	(1,474)	-	4,347
Total		~~W~~	738,657	2,694,700	(1,491,674)	-	1,941,683

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

31. Related parties (continued)

(f) Significant loans and financing transactions with related parties (continued)

			December 31, 2025
Classification	Company		Beginning	Loan	Collection	Others	Ending
Investments in associates	Nomura-Rifa Private Real Estate Investment Trust 19	~~W~~	11,700	-	(300)	-	11,400
	SBC PFV Co., Ltd.		984,600	1,270,300	(1,735,100)	-	519,800
	Logisvalley Shinhan REIT Co., Ltd.		33,000	-	-	-	33,000
	Nomura-Rifa Private Real Estate Investment Trust 31		14,000	-	(140)	-	13,860
	Pacific Private Placement Real Estate Fund No.40		14,000	-	-	-	14,000
	KR Seocho Co., Ltd.		11,871	-	-	-	11,871
	Songpa biz cluster PFV Co., Ltd.		22,424	47,848	-	-	70,272
	KB Distribution Private Real Estate 3-1		2,000	-	(2,000)	-	-
	Capstone REITs No.26		20,000	-	-	-	20,000
	EDNCENTRAL Co., Ltd. (*)		25,400	7,930	-	(33,330)	-
	Credila Financial Services		-	26,567	(6,672)	-	19,895
	IGIS Yongsan Office General Private Real Estate Investment Trust 518		20,000	-	-	-	20,000
Key Management Personnel			3,403	3,747	(2,591)	-	4,559
Total		~~W~~	1,162,398	1,356,392	(1,746,803)	(33,330)	738,657

(*) Excluded from associates due to the loss of significant influence during the year ended December 31, 2025, and the year-end balance has been reclassified under 'Others'

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

31. Related parties (continued)

(f) Significant loans and financing transactions with related parties (continued)

ii) Details of significant borrowing and repayment transactions with related parties for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows:

				June 30, 2026
Liabilities	Classification	Company		Beginning	Borrowing	Repayment	Ending
Deposits (*)	Investments in associates	Shinhan Rio Green Private Equity Fund	~~W~~	-	1,250	(650)	600
		TECHFIN RATINGS Co., Ltd.		13,500	7,500	(13,500)	7,500
		Shinhan-CJ TechInnovati-on Fund 1st		3,500	3,000	(5,000)	1,500
		D2U 12th Fund		400	400	(400)	400
		Korea Credit Bureau		1,000	-	-	1,000
		Korea Finance Security Co., Ltd.		-	100	-	100
		Shinhan Time Secondary Blind Fund		-	100	-	100
Total			~~W~~	18,400	12,350	(19,550)	11,200

				December 31, 2025
Liabilities	Classification	Company		Beginning	Borrowing	Repayment	Ending
Deposits (*)	Investments in associates	NH-J&-IBKC Label Technology Fund	~~W~~	59	-	(59)	-
		Shinhan Rio Green Private Equity Fund		-	4,600	(4,600)	-
		TECHFIN RATINGS Co., Ltd.		18,000	24,500	(29,000)	13,500
		Shinhan-CJ TechInnovati-on Fund 1st		3,100	14,500	(14,100)	3,500
		D2U 12th Fund		-	900	(500)	400
		Meta TB ESG Private Equity Fund I		-	300	(300)	-
		Korea Credit Bureau		-	1,000	-	1,000
Total			~~W~~	21,159	45,800	(48,559)	18,400

(*) Settlement balances between related parties and payable deposits with frequent movements are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025(Unaudited), and December 31, 2025

(In millions of won)

32. Subsequent events

(a) Resolution of Quarterly Dividend

At the Board of Directors meeting held on July 23, 2026, the Parent Company resolved to pay a quarterly cash dividend of ~~W~~ 740 per ordinary share. The total amount of dividends is ~~W~~ 347,393 million, and the dividend record date is July 30, 2026.

(b) Acquisition and Retirement of Treasury Shares

To enhance shareholder value, the Parent Company resolved at the Board of Directors meeting on July 23, 2026 to acquire and retire treasury shares worth ~~W~~ 700 billion.